As filed with the Securities and Exchange Commission on July 12, 2006

Registration No. 333-133282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ALIEN TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3679	94-3218439
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18220 Butterfield Blvd.

Morgan Hill, CA 95037

(408) 782-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stavro E. Prodromou, Ph.D.

Chief Executive Officer

Alien Technology Corporation

18220 Butterfield Blvd.

Morgan Hill, CA 95037

(408) 782-3900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Steven E. Bochner, Esq. Herbert P. Fockler, Esq. Mark B. Baudler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	David A. Aaron, Esq. Alien Technology Corporation 18220 Butterfield Blvd. Morgan Hill, CA 95037 (408) 782-3900	Stephen D. Cooke, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive Seventeenth Floor Costa Mesa, CA 92626 (714) 668-6200
Leigh P. Ryan, Esq. Paul, Hastings, Janofsky & Walker LLP 3579 Valley Centre Drive San Diego, CA 92130 (858) 720-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $.001 par value	10,350,000	$12.00	$124,200,000	$13,290

(1)	Includes 1,350,000 shares issuable upon exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2006

Prospectus

9,000,000 shares

Common Stock

This is the initial public offering of Alien Technology Corporation. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $10.00 and $12.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “RFID.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Alien Technology	$	$

We have granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Cowen and Company	Thomas Weisel Partners LLC
Robert W. Baird & Co.	Advanced Equities, Inc.

The date of this prospectus is                     , 2006

Alien Technology®

RFID products, technology & services

for supply chain effectiveness,
efficiency and security

Alien® ALL-9340 "Squiggle™" RFID tag

Alien RFID data capture systems & products

RFID

RFID Training & Professional Services

Alien Technology® RFID products, technology & services

for supply chain effectiveness,

efficiency and security

Alien RFID data capture systems & products

Alien®ALL-9340 “Squiggle™” RFID tag

RFID	Training

& Professional Services

We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” and our financial statements and accompanying notes included elsewhere in this prospectus.

ALIEN TECHNOLOGY CORPORATION

Overview

We design, manufacture and sell radio frequency identification, or RFID, products, and provide professional and educational services to support these products. Organizations in retail, consumer goods, manufacturing, defense, transportation and logistics, pharmaceuticals and other industries use our RFID products and services to improve the effectiveness, efficiency and security of their supply chains and asset tracking operations.

We believe our passive, ultra high frequency, or UHF, RFID products deliver the combination of long read range, fast read speed and low cost required for many supply chain and asset tracking applications. We design our products, which include RFID tags and readers, for use in manufacturing lines, warehouses, distribution centers, retail stores and many other settings. Our professional services, which include RFID training courses and engineering services, help to ensure that customer implementations of RFID products and technologies are successful. Our professional consulting and implementation services activities provide us with information regarding product and application performance, customer and end user requirements and new market opportunities. We also provide a range of consulting and implementation services to airports, including the design of baggage handling and screening services and system integration.

Since 2000, we have focused our efforts on the design and development of RFID products and the production of low-cost RFID tags utilizing our proprietary Fluidic Self-Assembly, or FSA, technology. We believe our proprietary tag manufacturing process, which is based on FSA and related processes, gives us a strong cost and performance advantage in manufacturing tags over current alternative RFID tag manufacturing processes, and will enable us to increase our production capacity to keep pace with the anticipated growth in customer tag demand in the years ahead. We believe we have significant competitive advantages, including extensive institutional knowledge and broad RFID capabilities, which enable us to deliver a compelling array of RFID products and services to our customers.

For the fiscal year ended October 1, 2005, we generated revenue of approximately $19.8 million, consisting of $12.7 million in product revenue and $7.1 million in service revenue, including $2.2 million related to Quatrotec, which we acquired in May 2005. For the six months ended April 1, 2006, we generated revenue of approximately $10.0 million, consisting of $5.4 million in product revenue and $4.6 million of service revenue, including $1.5 million related to Quatrotec. We incurred net losses of $53.0 million in fiscal 2005 and $34.2 million in the six months ended April 1, 2006. Net loss before cumulative effect of change in accounting principle was $26.8 million in the six months ended April 1, 2006. As of April 1, 2006, we had an accumulated deficit of $217.5 million.

We have not reported positive gross margins on the sale of our RFID products since we began selling such products in 2002. We do not expect to have positive gross margins on sales of our second generation, or Gen 2, RFID tag products until:

•	We complete our transition from our current outsourcing of the manufacturing of our Gen 2 tags with third-party designed integrated circuits, or ICs, using the more expensive flip chip assembly process to our proprietary FSA-based tag manufacturing process. This transition is currently scheduled to be completed by the end of fiscal 2006, but may take longer;

•	We complete our anticipated transition from using third-party designed ICs to using our newly designed ICs with our proprietary FSA-based tag manufacturing process. Our newly designed IC has recently passed EPCglobal Conformance Testing and is now EPCglobal UHF Gen 2 certified. This transition is currently scheduled to be completed in the first half of fiscal 2007, but may take longer; and

•	Sales volumes for our FSA-manufactured Gen 2 tags with our newly designed ICs reach significantly higher volumes.

Industry Overview and Market Opportunity

Every day, businesses, government agencies and other organizations move billions of units of raw materials, work-in-progress inventory, finished goods, assets and other items throughout the world. In order to enhance the performance of their supply chain, asset tracking and logistics networks, organizations in a wide variety of industries have a strong interest in obtaining real-time information regarding the movement and location of goods and assets. Since the 1980s, bar code technology has been the predominant technology that organizations use to track goods and assets. Recently, RFID technology has emerged as an alternative solution with certain advantages for supply chain management and asset tracking. RFID technology enables the automated and efficient tracking of goods through extended supply chains and other settings on a near real-time basis with minimal human intervention. A range of different types of RFID tags is available to meet different applications, from relatively simple passive tags that are powered entirely by radio frequency energy received from a reader, to relatively complex active and sensor tags that carry batteries and operate and communicate more autonomously.

Supply chain management and asset tracking applications generally use passive RFID systems operating in the UHF radio band. Recent advancements in technology, industry standards and manufacturing processes allow these systems to deliver long read ranges of up to 10 meters and read speeds of over 500 tags per second, at low cost, with UHF tags currently selling for prices below $0.10. Average selling prices for passive RFID tags have declined rapidly in recent years, and we believe average selling prices will continue to decline.

A number of businesses and government agencies, including Wal-Mart and the U.S. Department of Defense, have started significant programs or initiatives to implement RFID technology to help improve the effectiveness, efficiency and security of their supply chain operations. These organizations have begun installing RFID reader infrastructure in their facilities, and are receiving RFID-tagged shipments from their suppliers. Certain organizations have publicized the benefits they have experienced as a result of adopting RFID technology, including reduced out-of-stocks and lower administrative costs.

ABI Research, an independent market research firm, estimated in its RFID Market Update, published in the second quarter of 2006, that annual revenue for all types and frequencies of RFID readers, tags and software applications for supply chain management and asset management applications will grow to approximately $6.3 billion in 2011. ABI Research includes container, pallet, case and item supply chain management applications, asset tagging applications and real-time location system applications in its supply chain management and asset management category. We currently focus on passive UHF products and on selected applications that represent a subset of ABI Research’s supply chain management and asset management category. ABI Research also estimates that aggregate UHF RFID tag shipments, which include active and passive tags, will grow to over 20 billion units by 2011.

Our Strengths

Our business is focused exclusively on RFID technologies, products and services, and we believe the following strengths, among others, position us well for long-term success in the RFID industry:

Comprehensive RFID Product and Service Offering

We offer a comprehensive suite of UHF RFID products and services to help meet our customers’ needs, including RFID data capture and transmission systems, individual readers, tags and tag components, and professional services and support that complement our products. We believe we are one of only a few companies capable of providing customers and integrators with complete RFID systems to support end-to-end supply chain and asset tracking solutions.

Proprietary, Scalable, Low-Cost Tag Manufacturing Process

We believe our proprietary tag manufacturing process, based on FSA, is well suited to assembling very small integrated circuits, or ICs, in high volumes. As advancements in semiconductor technology evolve to enable smaller RFID ICs, we believe that FSA will become increasingly effective from a competitive standpoint. We believe FSA is a highly scalable process by design and is therefore well-suited for extremely high-volume production of RFID tags. We also believe our proprietary etching process for separating our ICs from a silicon wafer results in a more highly efficient use of silicon, since we are able to pack our ICs more densely onto a silicon wafer than ICs that are designed to be cut using traditional sawing/dicing process.

Using our proprietary FSA-based tag manufacturing process, we have manufactured over 100 million first generation, or Gen 1, RFID straps in the past two years. To date, we have not used our FSA-based tag manufacturing process in high-volume production of our Gen 2 tags, pending the availability of Gen 2 ICs modified for use in our process. While we have been outsourcing the more expensive flip chip assembly process to manufacture our Gen 2 tags, we are currently transitioning to using our FSA-based tag manufacturing process to manufacture Gen 2 tags, now that modified ICs are available. The completion of this transition to our FSA-based tag manufacturing process is anticipated to occur by the end of fiscal 2006, but may take longer.

Strong Product Performance

Our extensive knowledge of RFID technology standards and regulations, combined with our broad technical and engineering capabilities, enable us to produce products that deliver strong performance and enhanced durability in rugged supply chain and asset tracking applications.

Extensive Technical Expertise

Our engineering team includes individuals with expertise in key areas required to develop RFID systems, including low-power mixed signal, IC design; antenna design; high-speed, roll-to-roll electronics manufacturing; and various RFID reader technologies. In addition, our intellectual property portfolio includes patents, trade secrets and know-how relating to FSA and related manufacturing processes relevant to the manufacture of low-cost passive UHF RFID tags in high volumes and a number of technologies fundamental to the design and implementation of passive UHF RFID systems and applications.

Leadership Role in Determining RFID Technology Standards

We participate in a number of organizations that have played a central role in the development of the key industry standards and protocols that form the foundation for passive UHF RFID technology and its applications. Our participation in these standards-setting bodies helps us ensure that our products comply with relevant standards as they are adopted and evolve.

Strong Relationships with Industry Participants and Customers

We have forged strong relationships with a broad network of industry participants, including ones with enterprise system integrators, specialty system integrators, application software and middleware providers, value added resellers, independent software vendors and label converters. Many end-user customers purchase our products through these channels. End-user customers include suppliers to major retailers, such as Wal-Mart, and suppliers to the U.S. Department of Defense. To date, we have not made direct or indirect sales to Wal-Mart and have made certain sales to the U.S. Department of Defense, although these sales have not been material to our operating results. We believe these relationships will help generate demand for our products and services both directly with target customers and through a diverse set of distribution channels.

Extensive Knowledge of RFID Applications

We have extensive knowledge in developing RFID technology applications for a range of industries. We offer our customers passive UHF RFID solutions designed for the specific challenges of key industry vertical markets, such as the retail supply chain, the U.S. Department of Defense supply chain and the airline baggage handling market.

Our Strategy

Our strategy focuses on continuing to maintain and expand our presence in the passive UHF RFID market, which we expect will grow rapidly. Key elements of our strategy include:

Continue to Reduce Tag and Reader Costs

Our goal is to reduce our cost of manufacturing passive UHF RFID tags such that we can sell them profitably for $0.05 or less. We believe we can achieve this cost reduction by reducing the size and cost of our RFID IC in successive designs, by improving the design of, and materials used in, our tag antennas and by continuing to refine the development of FSA.

Be a Leader in RFID Technology

We intend to continue to enhance the performance of our RFID components individually and RFID systems as a whole. As we offer a comprehensive suite of UHF RFID products and services, we believe that we are well-positioned to continue to develop and implement technological advances that improve the overall reliability of customers’ RFID systems incorporating any or all of our products.

Extend RFID Applications in Targeted Industries

We intend to continue encouraging businesses, governmental agencies and other organizations to broadly adopt passive UHF RFID technologies, generally, and our products and services in particular, to help them better manage their supply chains. Currently, we are primarily focused on expanding our sales in the retail and defense industries. We intend to continue to develop, maintain and strengthen our relationships with existing and prospective customers in these industries.

Expand our Addressable Market

We intend to address new applications and markets which potentially have large opportunities for RFID tags and readers. We believe our technical expertise, knowledge of applications and comprehensive focus on all aspects of passive UHF RFID technology position us well to benefit from the expansion of RFID applications to new vertical markets.

Expand into New Geographic Markets

We believe the most advanced RFID market opportunities today are in the United States, and that market opportunities for RFID products and services in Europe and Asia, particularly in South Korea, Japan and China, will continue to grow as the evolving UHF RFID regulations in those countries become better established. We have developed relationships with industry participants outside the United States, and we intend to develop, maintain and strengthen additional relationships in the future. We also currently have a direct sales presence in Europe and Asia, which we plan to expand to meet the growing opportunities in these regions.

Corporate Information

We were incorporated in California in December 1994 as Beckman Display, Inc., and we changed our name to Alien Technology Corporation in March 1999. In September 2004, we reincorporated in Delaware. Our principal executive offices are located at 18220 Butterfield Boulevard, Morgan Hill, California 95037, and our telephone number at this location is (408) 782-3900. Our web site address is www.alientechnology.com. The information on our web site is not part of this prospectus.

Alien, Alien Technology, the Alien logo, Squiggle, the Squiggle logo, Nanoblock, RFID Solutions Center and FSA are trademarks or registered trademarks of Alien Technology Corporation in the United States and other countries. This prospectus also includes other registered and unregistered trademarks of Alien Technology and of other persons.

THE OFFERING

Common stock offered	9,000,000 shares

Common stock to be outstanding after this offering	46,433,079 shares

Use of proceeds	We anticipate that we will use up to approximately $19 million of the net proceeds to fund equipment purchases and tenant improvements for our Fargo, North Dakota manufacturing facility and the remainder for general corporate purposes, including expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of or investments in complementary businesses, products and technologies. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover any over-allotments.

Proposed Nasdaq National Market symbol	RFID

Risk factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at April 1, 2006, which share count includes 425,969 shares of common stock issued upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share, and excludes:

•	6,707,796 shares of common stock issuable upon the exercise of options outstanding at April 1, 2006, at a weighted average exercise price of $3.42 per share, pursuant to our 1997 Stock Plan, our 2001 Stock Option Plan and other grants, 41,129 shares of which were issued upon the exercise of options between April 1, 2006 and July 11, 2006;

•	159,206 shares of common stock issuable upon the exercise of options granted at an exercise price of $12.30 per share between April 1, 2006 and July 11, 2006 pursuant to our 1997 Stock Plan;

•	241,246 shares of common stock issuable upon the exercise of warrants outstanding at April 1, 2006 that do not expire upon the completion of this offering, at a weighted average exercise price of $6.04 per share;

•	160,866 shares of common stock issuable upon conversion of shares of preferred stock issuable upon the exercise of warrants outstanding at April 1, 2006 that expire upon the completion of this offering if not exercised, at a weighted average exercise price of $15.00 per share;

•	40,971 shares of common stock issuable upon conversion of shares of preferred stock issued upon the cash exercise of warrants between April 1, 2006 and July 11, 2006, at a weighted average exercise price of $4.61 per share;

•	the repurchase of 4,520 shares of common stock between April 1, 2006 and July 11, 2006;

•	7,500,000 shares of common stock available for future issuance under our 2006 Equity Incentive Plan; and

•	2,500,000 shares of common stock available for future issuance under our 2006 Employee Stock Purchase Plan.

Shares available for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan do not include shares that may become available for future issuance pursuant to automatic annual increases under these plans. See “Management—Employee Benefit Plans.”

We effected a one-for-three reverse split of our common stock in July 2006 and the information in this prospectus reflects such reverse stock split, unless otherwise indicated.

Unless otherwise indicated, all information in this prospectus assumes:

•	that all outstanding shares of our preferred stock as of April 1, 2006 are automatically converted into 33,880,896 shares of common stock upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation after the completion of this offering; and

•	that the underwriters do not exercise the over-allotment option to purchase 1,350,000 additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the fiscal years ended September 30, 2003 and 2004 and October 1, 2005 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary unaudited consolidated statement of operations data for the six months ended March 31, 2005 and April 1, 2006 and the unaudited consolidated balance sheet data as of April 1, 2006 are derived from our unaudited consolidated financial statements for such periods and dates, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Six Months Ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$1,255	$5,576	$12,701	$8,492	$5,385
Service	5,513	4,294	7,132	2,622	4,573

Total revenue	6,768	9,870	19,833	11,114	9,958

Cost of revenue:
Product (1)	2,720	14,644	38,648	14,870	13,082
Service	2,600	2,272	4,866	1,803	2,930

Total cost of revenue	5,320	16,916	43,514	16,673	16,012

Gross profit (loss)	1,448	(7,046)	(23,681)	(5,559)	(6,054)

Operating expenses:
Research and development (1)	15,063	11,432	11,422	5,106	6,976
Sales and marketing (1)	2,284	5,390	10,052	3,394	7,054
General and administrative (1)	3,063	3,512	8,131	2,495	8,077

Total operating expenses	20,410	20,334	29,605	10,995	22,107

Loss from operations	(18,962)	(27,380)	(53,286)	(16,554)	(28,161)
Other income (expense), net	(91)	(268)	238	(60)	1,411

Net loss before cumulative effect of change in accounting principle	(19,053)	(27,648)	(53,048)	(16,614)	(26,750)
Cumulative effect of change in accounting principle (2)	—	—	—	—	(7,474)

Net loss	(19,053)	(27,648)	(53,048)	(16,614)	(34,224)
Dividend issued to convertible preferred stockholders	(25,490)	—	—	—	—

Net loss allocable to common stockholders	$(44,543)	$(27,648)	$(53,048)	$(16,614)	$(34,224)

Net loss allocable to common stockholders per share before cumulative effect of change in accounting principle—basic and diluted	$(37.75)	$(17.82)	$(24.88)	$(8.42)	$(9.83)
Cumulative effect of change in accounting principle per share—basic and diluted (2)	—	—	—	—	(2.75)

Net loss allocable to common stockholders per share—basic and diluted	$(37.75)	$(17.82)	$(24.88)	$(8.42)	$(12.58)

Weighted average shares outstanding – basic and diluted	1,180	1,552	2,132	1,974	2,720

(1)	Stock-based compensation recorded in fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended March 31, 2005 and April 1, 2006 was classified as follows:

	Fiscal Year Ended			Six Months Ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(unaudited)
	(in thousands)
Cost of revenue:
Product	$—	$—	$13	$1	$21
Operating expenses:
Research and development	15	41	652	228	271
Sales and marketing	—	—	130	42	603
General and administrative	22	—	795	23	1,416

(2)	In October 2005, we adopted FASB Staff Position 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” resulting in a change in the accounting treatment of certain outstanding warrants. See Note 2(y) of the Notes to Consolidated Financial Statements.

The consolidated balance sheet data below present a summary of our balance sheet at April 1, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into 33,880,896 shares of common stock upon the completion of this offering, the issuance of 425,969 shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share, and the reclassification of the carrying value of redeemable convertible preferred stock warrants from liabilities to additional paid in capital; and

•	on a pro forma as adjusted basis to give effect to the receipt of net proceeds from the sale by us of 9,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (of which $1.464 million had been paid prior to April 1, 2006), as set forth under “Use of Proceeds” and “Capitalization.”

	At April 1, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$46,357	$46,357	$135,891
Working capital	42,829	42,829	130,899
Total assets	84,370	84,370	172,440
Total long-term liabilities	18,410	6,389	6,389
Redeemable convertible preferred stock	258,688	—	—
Total stockholders’ equity (deficit)	(210,118)	60,591	148,661

RISK FACTORS

You should carefully consider each of the risks described below and other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially adversely affect our business, prospects, financial condition, operating results or cash flow. If any of these risks materialize, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business and Industry

Widespread market acceptance of RFID products in the application areas that we target is uncertain. If the market for RFID products does not continue to develop, or develops more slowly than we expect, our business may be harmed.

The market for UHF band radio frequency identification, or RFID, products in the application areas that we target is relatively new and, to a large extent, unproven, and it is uncertain whether RFID products for these applications will achieve and sustain high levels of demand and market acceptance. To date, the adoption rate for RFID technology has been slower than anticipated or forecasted by both us and certain industry sources. Near-term adoption of RFID technology depends in large part on large organizations with market influence, such as Wal-Mart and the U.S. Department of Defense, encouraging the use of RFID technology in their supply chains. The development of the markets for RFID products and services will be dependent upon other businesses and governmental agencies, both domestically and abroad, implementing programs and initiatives to deploy RFID systems in their supply chains and other settings. Any delay, slowdown or failure by organizations to implement RFID systems throughout their supply chains, or to adopt them more slowly than we currently anticipate, could materially and adversely affect our business, operating results, financial condition and prospects.

Our prospective customers may not be familiar with our products or RFID technology in general, or may have traditionally used other products and technologies for their supply chain management or asset tracking systems. Businesses, government agencies and other organizations may need to be educated on the benefits of the use of RFID technologies in their supply chain management and asset tracking applications. These educational efforts may not be successful, and organizations may decide that the costs of adopting RFID solutions outweigh the benefits of doing so. These organizations may also decide that existing technologies, such as bar code technologies, are sufficient. Bar code technology offers a number of attractive features and advantages. For example, bar code technology and its supporting infrastructure is currently broadly deployed in supply chain management and other applications, the cost of incorporating bar codes directly onto products or primary packaging is relatively minimal, and the cost of incorporating bar codes in secondary product packaging at the case or carton level is generally less than the cost of programming and applying an RFID tag. Many organizations may continue to use their bar code-based systems, or may use a combination of bar codes and RFID. Some organizations may be reluctant, at least for a period of time, to switch to RFID or other asset tracking technologies, because of additional costs associated with these technologies or until these technologies are more widely adopted. We expect that the current widespread use of bar codes, existing bar code infrastructure and the low costs of printing bar codes will continue to result in the broad use of bar codes in most retail point-of-sale applications for many years. Organizations’ decisions to continue to use bar codes or to not adopt RFID technologies for any other reason could hurt the development of the RFID market and, consequently, impair our business and prospects.

Market adoption of RFID tag products is likely to be heavily dependent upon the continued decline in selling prices for such tags. Average selling prices for passive RFID tags have declined rapidly in recent years. In order to encourage widespread market adoption of RFID technology and to gain market share for our RFID tags, we have lowered our tag prices significantly in the past. Despite reductions in per tag prices, businesses, governmental agencies and other organizations may not decide to adopt RFID technologies on a widespread basis which would harm our business, operating results and prospects.

The market in which we operate is highly competitive, and if we fail to compete successfully, our business and results of operations would be significantly harmed.

We face significant competition in the RFID industry from both established and emerging players. We believe that our principal competitors in producing passive UHF RFID inlays include Avery Dennison, Symbol Technologies, Texas Instruments and UPM Raflatac. Certain companies, including Impinj, Philips and ST Microelectronics, are primarily focused on selling integrated circuits, or ICs, and therefore promote the use of RFID inlays utilizing their ICs, including the inlays of our competitors. In our RFID hardware business, our principal competitors include Impinj, Intermec, SAMSys, Symbol Technologies, ThingMagic and Tyco. In the airport baggage security and handling business, Quatrotec, our wholly-owned subsidiary, competes with a number of companies depending on the contract, including ADT Security, Cage, FKI Logistics, Honeywell, Johnson Controls and Turner Construction. We may also face competition from companies that expand into our industry in the future.

As the market for RFID products and services is new and evolving, winning key customer accounts early in the growth of the RFID market will be critical to our ability to grow our business. Competition for key potential customer accounts is intense. Failing to obtain orders from key potential customers, for competitive reasons or otherwise, and delays in the timing of product shipments under the orders we do obtain, would materially adversely affect our operating results, business and prospects.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale and support of their products, and may be able to leverage sales of other product lines and existing relationships with customers in connection with the marketing and sales of RFID products. In addition, Avery Dennison, Philips, Symbol Technologies and certain label converters and tag manufacturing equipment manufacturers have indicated that they are actively working on programs to reduce the cost of producing RFID inlays and labels. Consolidation in the RFID industry could intensify the competitive pressures that we face because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. Many of our existing and potential competitors may be better positioned than us to acquire other companies, technologies or products.

Our ability to compete successfully depends on a number of factors, including:

•	our products’ performance relative to our competitors’ products;

•	our ability to deliver products in large volume, on a timely basis and at competitive prices;

•	our manufacturing process and capabilities;

•	the protection of our intellectual property, including our processes, trade secrets and know-how; and

•	our ability to retain and expand our technical and executive team with superior talent in areas of strategic importance.

We cannot assure you that our products and services will continue to compete favorably in the RFID market or that we will be successful in the face of increasing competition from new products and enhancements introduced by our existing competitors or new companies entering this market. In addition, we cannot assure you that our competitors do not have or will not develop manufacturing processes or product designs that currently or in the future will enable them to produce competitive products at costs that equal or are lower than the costs we are able to achieve with our manufacturing processes and product designs. Any failure to compete successfully would materially adversely affect our business, prospects, operating results and financial condition.

Competitive price pressures could cause us or competitors to sell products at or below cost to retain or gain market share, which would negatively affect our operating results, business and prospects.

Competitive price pressures could negatively affect our operating results. The passive UHF RFID market in which we operate is both highly competitive and is at a relatively early stage. Reducing the prices of RFID tags is critical to the growth of the market for RFID products for supply chain management and asset tracking applications, and we expect that RFID tag prices will continue to decline for the foreseeable future. To respond to competitive pricing pressures, we have sold our RFID tags at prices below cost in order to retain or gain market share and customers. For example, we are currently selling our second generation, or Gen 2, RFID tags below cost, as we transition to using our proprietary tag manufacturing process and newly designed, lower cost ICs. In addition, we expect to reduce the price of our RFID readers, which may negatively affect our gross margins on sales of our reader products. For example, at times we have offered to sell and have reduced the price of our RFID readers below our cost in response to competitive pricing. If our competitors offer discounts on certain products or services in the future, we have in the past and may in the future decide to lower prices, which could adversely affect our gross margins and operating results. We have to reduce the unit costs of our products to become profitable, and no assurances can be given that we will be able to achieve meaningful cost reductions in the future. Several of our larger competitors have significantly greater resources than we have and are better able to absorb losses.

Our market is new and evolving and our business model is unproven, which makes it difficult to evaluate our current business and future prospects.

You must consider our business and prospects in light of the risks and difficulties we encounter in the new, uncertain and rapidly evolving market for passive UHF RFID products. Because this market is new and evolving, it is difficult to predict the future growth rate and size of this market. In the past, both we and other industry participants have overestimated RFID market size and overall growth rates. The rapidly evolving nature of the markets in which we sell our products, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects and forecast quarterly or annual performance. To date, we have had limited success in accurately predicting future sales of our RFID products generally and our RFID tag products in particular. We expect that our visibility into future sales of our products, including both sales volumes and prices, will continue to be limited for the foreseeable future. For example, we are focusing a majority of our product design and sales and marketing efforts on manufacturing products that comply with the EPCglobal, an industry standards-setting body, Gen 2 standard. If the EPCglobal Gen 2 standard is not widely accepted by the market, we may not be able to sell our products, and our revenue will decline.

In addition, we have a limited operating history relating to the development, manufacture and sale of RFID products, and in particular RFID tags. In the long term, we believe product revenue from sales of RFID tags will comprise the majority of our total revenue. However, in the near term, we expect that services revenue and product revenue from sales of RFID hardware, which includes RFID readers but not RFID tags, will continue to be a substantial portion of our total revenue. For instance, in fiscal 2003, fiscal 2004 and fiscal 2005, service revenue was 81%, 44% and 36%, respectively, of our total revenue. In addition, sales of our RFID hardware accounted for 92%, 76% and 37% of our product revenue in fiscal 2003, fiscal 2004 and fiscal 2005, respectively. In order to grow our business, we must add new customers for our RFID products in addition to retaining and increasing penetration at our current customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. We are still evolving our strategy surrounding selling our RFID products and there can be no guarantee that we will be successful in developing or implementing such a strategy. If suitable sales channels do not develop, we may not be able to sell certain of our products in significant volumes and our operating results, business and prospects may be harmed.

We have a history of losses, and we expect to incur additional losses in the future. We cannot be certain that we will achieve or sustain profitability.

We have never been profitable. We have experienced operating losses in the past, and we expect to continue to incur additional operating losses in the future. We incurred net losses of $19.1 million, $27.6 million and $53.0 million in fiscal 2003, fiscal 2004 and fiscal 2005, respectively, and $34.2 million in the six months ended April 1, 2006. Net loss allocable to common stockholders was $44.5 million, in fiscal 2003. As of April 1, 2006, we had an accumulated deficit of $217.5 million. Our ability to achieve or sustain profitability is based on a number of factors, many of which are out of our control, including the development of the market for RFID products generally, and the demand for our RFID products, in particular. We may never be able to generate sufficient revenues or sell a sufficient volume of RFID tags to achieve or sustain profitability on a quarterly or annual basis. In addition, we have not reported positive gross margins on the sale of our RFID products since we began selling such products in 2002. We do not expect to have positive gross margins on sales of our Gen 2 RFID tag products until we complete our anticipated transitions to using our proprietary FSA-based tag manufacturing processes and to using our newly designed ICs in these products, and until sales volumes for our Gen 2 tags increase substantially. We currently purchase third-party designed ICs for our Gen 2 products that cost more than our newly designed ICs. Any delays in the transition to our newly designed Gen 2 ICs will adversely affect our gross margins. We expect to complete the transition to using our newly designed ICs by the first half of fiscal 2007, although it may take longer. In addition, we have been outsourcing the more expensive flip chip assembly process to manufacture our Gen 2 tags with these third-party designed ICs. We are currently transitioning to using our proprietary FSA-based tag manufacturing process with third-party ICs modified for this process. The completion of this transition to our FSA-based tag manufacturing process is not currently anticipated to occur until the end of fiscal 2006, and may take longer.

We continue to have significant operating expenses, and we expect to continue to incur considerable manufacturing, sales and marketing, product development and administrative expenses as we attempt to grow our business. We expect to continue to incur significant expenditures in our manufacturing, product development and sales and marketing efforts. We have continued to make substantial investments in the services and manufacturing areas of our business that will increase our operating costs, including our RFID Solutions Center in the Dayton, Ohio area and our manufacturing facility that is currently under construction in Fargo, North Dakota. This continued spending will have an adverse impact on our operating results if our net revenue does not grow sufficiently to cover the expenditures. If demand for our RFID products generally, and our RFID tags in particular, does not materialize or if we fail to manage our cost structure, we may not achieve or sustain profitability.

We are currently involved in litigation involving patents and we expect to become subject to intellectual property infringement claims and other litigation that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.

We are currently involved in litigation involving patents and we expect to become a party to other litigation, patent-related and otherwise, in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. The results of complex litigation matters are difficult to predict, and the costs of litigation and the uncertainty associated with substantial unresolved lawsuits could harm our business, operating results, financial condition, reputation and prospects. Negative developments with respect to lawsuits could cause our stock price to decline, and an unfavorable resolution of any particular lawsuit could have an adverse and possibly material effect on our business prospects, financial condition and results of operations. If we do not prevail in such litigation, we may be subject to an injunction which could preclude us from continuing to manufacture and sell RFID products and/or liable for damages, including treble damages and attorneys’ fees and costs for willful infringement.

Moreover, we currently are and expect to be in the future involved in claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products. We have received in the past, and expect to receive in the future, notices from third parties regarding potential infringement or licensing of patents or other intellectual property rights. In addition, pursuant to our agreements with our distributors, customers and other partners, we are required to defend and indemnify our distributors, customers and other partners for claims of intellectual property infringement relating to our products and related damages, and we may incur significant costs and expenses as a result of such requirements. We expect that the number and significance of these matters will increase as our business expands. In particular, we expect to face an increasing number of patent claims as the number of products and competitors in our industry grows and the functionality of products overlap.

For example, Intermec has on a number of occasions contacted us and other providers of RFID products and services about a royalty-bearing license of its RFID patent portfolio. Many providers of RFID products have obtained licenses under Intermec’s RFID Rapid Start Licensing Program, while we have not. Intermec had previously made public threats of intellectual property litigation against us and other companies who have not obtained licenses from Intermec to its RFID patent portfolio. In June 2006, we filed suit against Intermec in federal district court in the District of North Dakota seeking declaratory judgments of non-infringement and invalidity of ten of Intermec’s patents for RFID products and processes. We believe our products do not infringe any valid intellectual property rights of Intermec’s and have taken this action to resolve this threat and seek ratification of our position from the district court. In response to our action, Intermec filed suit against us on June 29, 2006, in the federal district court for the District of Delaware asserting that our RFID products infringe ten of Intermec’s patents, six of which are also the subject of our suit for declaratory judgments against Intermec. Intermec is seeking injunctive relief precluding us from continuing to manufacture or sell our Gen 2 RFID products or otherwise infringe their patents and is also seeking money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event we are found to be a willful infringer of Intermec’s patents. Also, on June 29, 2006, Intermec filed a motion to dismiss our action for declaratory judgments in the federal district court for the District of North Dakota. Intermec may assert additional claims of patent infringement or file other lawsuits in different jurisdictions asserting claims of patent infringement against us or against our distributors, suppliers, customers or resellers. Patent infringement suits involving numerous patents can be expensive, lengthy and disruptive to business operations. There can be no assurance that we will prevail in our suit against Intermec, in our defense of Intermec’s suit against us or of any attempt by Intermec to seek injunctive relief, or of any counterclaims which Intermec may assert, or in any other lawsuit brought by Intermec in the future. If we do not prevail in any of these lawsuits, we could be required to pay Intermec royalties, be subject to an injunction which could preclude us from continuing to manufacture and sell our RFID products and, be liable for money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event that we are found to be a willful infringer of Intermec’s patents. In addition, we may incur significant costs and expenses as a result of our requirement to defend and indemnify our distributors, customers and other partners as a result of claims by Intermec. In the event of an adverse outcome with respect to these lawsuits or any counterclaim or other claim by Intermec, our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, in such an adverse event, there can be no assurances that we would be able to obtain appropriate licenses from Intermec on terms favorable to us, or at all. See “Business—Legal Proceedings.”

In addition, Avery Dennison has notified certain equipment manufacturers that portions of their RFID tag manufacturing processes could infringe Avery Dennison’s intellectual property rights. In November 2005, Avery Dennison instituted litigation against two manufacturers of strap attach machines for infringing Avery Dennison’s patent relating to roll-to-roll production of RFID tag and label roll stock. Avery Dennison may in the future assert claims of infringement of this or other patents against us, our distributors, suppliers of our manufacturing equipment, customers or other partners. Furthermore, we have received notice from XCI that they believe our multi-protocol reader infringes their multi-protocol reader patents and that our flexible strap transponders infringe their inductive tag structure patent, and XCI has threatened to initiate enforcement actions against us with respect to this matter. In addition, there are a large number of other companies who hold a significant number of patents related to RFID technologies and we have been contacted by other entities regarding licensing their patents to us. There can be no assurances that we will be able to obtain licenses from Avery Dennison, Intermec, XCI or other third parties who own patents, patent applications or other intellectual property related to RFID technologies on terms favorable to us or at all.

Any claims or proceedings against us, our indemnitors, or our indemnitees, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, and require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. The failure to obtain a license on commercially reasonable terms or the entry of an award of monetary damages against us or our indemnitees or an injunction that impairs our ability to market certain products or services could have a material adverse affect on our business, results of operation, financial condition or prospects. An unfavorable outcome in any such claim or proceeding could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods. Any claim of patent infringement could result in significant monetary damages, which could include treble damages for willful infringement, and an injunction that prevents us from manufacturing or distributing certain products or performing certain services. Further, any settlement we enter into may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters.

Our relationships with companies that are early implementers may not result in sales of our RFID products and services.

While we have relationships with companies that are early implementers of RFID technologies, such as Wal-Mart and the U.S. Department of Defense, such relationships may not actually result in sales of our RFID products and services. In addition, there can be no assurance that any orders for our RFID tags or readers from, or any sales of our RFID tags or readers to, early implementers of RFID technologies, if received, will result in future or additional orders for, or sales of, our products or services in light of industry standardization of key RFID technologies designed to provide interoperability among various participants. For example, an order of readers from us will not necessarily generate orders for, or sales of, our tags as RFID tags manufactured by our competitors can be used with our readers.

We will have to reduce our manufacturing costs for our RFID tags and our costs for our readers and achieve substantially higher sales volumes for our Gen 2 tags to become profitable, and any delays in the reduction of such costs or the failure to achieve cost reductions or substantially higher sales volumes for our Gen 2 tags will adversely impact our gross profit and our results of operations.

We currently sell our Gen 2 RFID tags below cost. We do not expect to experience positive gross profit on sales of our Gen 2 tags until we complete our anticipated transitions to using our proprietary FSA-based tag manufacturing processes and to using our newly designed lower cost ICs in these products, and until sales volumes for our Gen 2 tags increase substantially. The completion of the anticipated transition to our FSA-based tag manufacturing process with third-party designed ICs modified for this process is not anticipated to occur until the end of fiscal 2006, and may take longer. In addition, we expect to complete the transition to using our newly designed ICs by the first half of fiscal 2007, although it may also take longer. Delays in either transition, for any reason, including but not limited to delays resulting from unanticipated manufacturing difficulties, or the failure to achieve substantially higher sales volumes for our Gen 2 tags will adversely impact our results of operations and our gross profit. Once the transitions to our FSA-based tag manufacturing process and to our newly designed ICs are completed, there can be no assurance that our manufacturing costs will in fact be reduced to a level below our selling prices, or at all, or that we will be able to sell substantially higher volumes of our Gen 2 tags. Furthermore, our gross margins on our reader sales are expected to be adversely impacted unless we are able reduce the costs of our readers.

In addition, we have larger fixed costs than current alternative RFID tag manufacturing processes, and as a result the total costs of our FSA-based tag manufacturing process, at low or modest volumes, may be similar to or higher than those for alternative processes. In cases where smaller, flexible increments of capacity or an ability to assemble small lots of a number of different ICs is desired, current alternative RFID tag manufacturing processes may provide competitive or even superior solutions.

If we fail to accurately forecast customer demand, we may have excess or insufficient manufacturing capacity or product inventory, which may increase our operating costs and harm our business.

To ensure availability of our products for our customers, in some cases we start the manufacturing of our RFID products based on forecasts provided by customers in advance of receiving purchase orders from them. To date, we have had limited success in accurately predicting future sales of our RFID products, and we anticipate we may have continued difficulty accurately forecasting demand in the future. Most of our customers are distributors, label converters or enterprise solution providers, who in turn sell our products to resellers and/or end users, which causes us to have limited visibility into ultimate product demand, making forecasting more difficult. As a result, we have historically and expect that in the future we will continue to incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize as we expect, if at all, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. In addition, we are currently expanding our tag manufacturing capacity significantly in anticipation of market demand for our RFID tags that we believe will eventually develop. Until such demand actually materializes, however, the fixed costs of our excess manufacturing capacity will have a negative effect upon our gross profit and thus our results of operation and financial condition.

If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which would harm our financial results. In the past, we have overestimated demand and have incurred substantial charges for inventory reserves. In 2004, the members of EPCglobal approved the Gen 2 specification for passive UHF RFID. The approval of this specification required us to make judgments in fiscal 2005 about the impact on our business of the transition from the first generation, or Gen 1, specification to the Gen 2 specification. Primary among these judgments was the amount of Gen 1 products to build based on our forecasts and how to transition our product line from Gen 1 to Gen 2. Based on our forecasts, we continued to increase production of our Gen 1 products. However, in the second half of fiscal 2005 we determined that, based on our reassessment of the assumptions underlying our initial forecasts, a significant portion of this newly manufactured material and material ordered under non-cancelable purchase commitments exceeded our updated forecast, and, as a result, we incurred a charge of $4.4 million in fiscal 2005.

Overestimating demand can also lead to other costs. For instance, in fiscal 2005, when demand for our RFID products did not meet expectations, we decided to idle our Morgan Hill manufacturing facility during the first week of July and to run only two shifts thereafter for our manufacturing operations, eliminating a third shift.

Similarly, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which also could harm our business.

Fluctuations in our quarterly and annual operating results may adversely affect our business and prospects.

A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. Factors that may cause or contribute to fluctuations in our operating results and revenue include:

•	the adoption rate of RFID technology, including implementations by industry leaders of programs or initiatives to adopt RFID technologies in their supply chains and any delays in such implementation programs;

•	fluctuations in demand for our products and services;

•	timing of product shipments and work performed under service contracts;

•	declines in average selling prices for our products;

•	introduction or enhancement of products, services and technologies by us and our competitors, and market acceptance of these new or enhanced products, services and technologies;

•	consolidation by participants in the markets in which we compete;

•	the amount and timing of our operating costs, including our high fixed manufacturing costs, and capital expenditures, including those related to the expansion of our business, operations and infrastructure;

•	changes in business cycles that affect the markets in which we sell our products;

•	costs or adverse outcomes of litigation, intellectual property protection or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and

•	changes in industry standards and/or specifications, or changes in government regulations, relating to UHF RFID.

One or more of the foregoing or other factors may cause our operating expenses to be disproportionately higher or lower or may cause our revenue and operating results to fluctuate significantly in any particular quarterly or annual period. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Our business and operational results are subject to the seasonal demand fluctuations of the consumer product and retail industries.

The seasonality of the consumer product and retail industries will affect our business. For example, retailers typically do not install or change infrastructure during the holiday season in the fourth calendar quarter. Consequently, we expect decreased sales of readers and other RFID infrastructure products during the fourth calendar quarter. In addition, consumer product and retail manufacturers typically manufacture during the first three calendar quarters the great majority of the products they expect to sell during the holiday season in the fourth calendar quarter. Accordingly, we expect that our RFID tag sales may be concentrated during the first three calendar quarters and lower in the fourth calendar quarter.

Our customers may cancel their orders, change production quantities or delay production, any of which would reduce our sales and adversely affect our operating results.

Since substantially all of our customers purchase our RFID products from us on a purchase order basis, they may cancel, change or delay product purchase commitments with little or no advance notice to us. As a result, we are not able always to forecast with certainty the sales that we will make in a given period and sometimes we may increase our production capacity, working capital and overhead in expectation of orders that may never be placed, or, if placed, may be delayed, reduced or canceled. The following factors, among others, affect our ability to forecast accurately our sales and production capacity:

•	changes in the specific products or quantities our customers order;

•	long lead times and advance financial commitments for our manufacturing expenditures; and

•	long lead times and advance financial commitments for components required to complete anticipated customer orders.

Delayed, reduced or canceled purchase orders also may result in our inability to recover costs that we incur in anticipation of those orders, such as costs associated with purchased raw materials, write-offs of obsolete inventory and the underutilization of our manufacturing capacity, if we decline other potential orders because we expect to use our capacity to produce orders that are later delayed, reduced or canceled.

We have limited visibility regarding the length of the sales cycle for our products, which may negatively affect our operating results.

Based on the limited sales history for our RFID products, we have limited visibility as to the length of the sales cycle for our products. A number of factors can contribute to the length of the sales cycle, including technical evaluations of our products by our customers and efforts to educate customers on the uses and benefits of RFID technology. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer orders or payments. As a result, in the event that a sale is not completed or is cancelled or delayed, we may incur substantial expenses, making it more difficult for us to become profitable or otherwise negatively affecting our financial results.

We may lose sales opportunities if we do not successfully develop and maintain strategic relationships with label converter companies, enterprise solution providers and distributors to sell and deliver our products.

While we sell some of our products directly to certain of our customers, most purchases of our products are made through various label converter companies, enterprise solution providers and distributors that resell our products as a component of their labels or other RFID system solutions. If customers or potential customers purchase RFID products or solutions from label converters, solution providers and distributors that do not resell our products, our business will be harmed. In addition, many of these resellers provide us with customer referrals and cooperate with us in marketing our products. Our relationships with some of these resellers are fairly new, and we are unable to predict the extent to which these resellers will be successful in marketing and selling our products. Also, these relationships may be terminated at any time. We need to maintain and expand our relationships with these label converter companies, solution providers and distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. If we fail to do so, our resellers may decide not to include our products among those that they sell or they may not make marketing and selling our products a priority. In addition, our resellers may sell products that are competitive with ours. If we fail to successfully manage our relationships with our resellers, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired and our business would be harmed.

Our RFID products must meet exacting technical and quality specifications. Defects, errors in or interoperability issues with our products or the failure of our products to operate as expected could affect our reputation, result in significant costs to us and impair our ability to sell our products.

Our RFID products may contain defects or errors or not operate as expected, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. Our customers have demanding specifications for quality, performance and reliability that our RFID tag and reader products must meet. Our products are highly technical and designed to be deployed in large and complex supply chain networks and other settings under a wide variety of conditions. Customers may discover errors, defects, or incompatibilities in our products only after they have been fully deployed and are operating under peak stress conditions. For example, harsh environments and radio frequency interference from other sources may negatively affect the performance of our RFID readers. In addition, users of our RFID products may experience compatibility or interoperability issues between our products and their enterprise software systems or networks, or between our products and other RFID products they use. For example, in the past some customers have experienced interoperability issues between their Gen 1 printer programmer devices and certain of our Gen 1 tags. We may also experience quality control problems with respect to our products that are combined with or incorporated into products from other vendors, such as labels produced by our label converter customers, or that are assembled by third-party subcontractors. It may be difficult to identify and correct the source of a problem when third parties are combining, incorporating or assembling our products.

If we are unable to fix errors or other problems, we could experience:

•	loss of customers or customer orders;

•	lost or delayed market acceptance and sales of our products;

•	loss of market share;

•	loss or damage to our brand and reputation;

•	impaired ability to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	replacement costs;

•	legal actions by our customers; and

•	increased insurance costs.

While our customer agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our products, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims. We may be required to indemnify our customers against certain liabilities arising from defects in our products, which liabilities may also include costs and expenses incurred by our customers or their customers to fix the problems, or costs and expenses incurred by our customers or their customers to replace our products, or their products which incorporate our products, with other product solutions.

The costs incurred in correcting any product defects or errors may be substantial and could adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors are also identified from time to time by our internal team and by our customers. Such defects or errors have occurred in the past and may occur in the future. To the extent product failures are material, they could adversely affect our business, operating results, customer relationships, reputation and prospects.

In addition, when we introduce new products, features or enhancements, they must work with our existing products. For instance, customers may experience compatibility issues as we transition from inlays using one tag IC to another, or as we transition from Gen 1 to Gen 2 products. To the extent that they experience compatibility issues, this could disrupt our customers’ operations, hurt our customer relations and reputation and materially adverse our business and prospects.

We depend on a limited number of suppliers and assemblers for critical components and products, and our dependence on these suppliers and assemblers may result in increased operating costs, production delays and other material adverse effects.

The cost, quality and availability of some components used to manufacture RFID tags are critical to the successful manufacture of these products. Particularly important components include ICs and antennas. We rely on sole suppliers for our tag ICs and certain specialty adhesives. For example, we currently purchase all of the ICs for our Gen 2 products from Impinj, and our newly designed IC, when complete, will be manufactured by Tower Semiconductor. In addition, to date all of our Gen 2 tags have been assembled for us under contract by a limited number of third parties, and we currently outsource the assembly of our readers to a single manufacturer.

Our reliance on sole source or a limited number of suppliers for some of the key components we use in manufacturing and for some of our products involves risks, including limited control over the price, timely delivery and quality of such components. These limited or sole source suppliers may become unable or unwilling to deliver these components to us at an acceptable cost or at all. Although we have identified alternate suppliers for most of our key components, any required changes in our suppliers could cause material delays in our production operations and increase our production costs. In addition, in the future our suppliers may not be able to meet our demands regarding volume, quality or timeliness. We may not be able to continue to use or obtain critical components in a timely or cost effective manner, or at all and this could adversely affect our business, prospects and operating results.

We depend on a limited number of suppliers for manufacturing equipment necessary to manufacture our products.

We rely on a limited number of suppliers for our manufacturing equipment, such as our high speed strap attach machines and tag testing equipment. Our inability to obtain timely delivery of key equipment of acceptable quality or any significant increases in the prices of equipment could result in material production delays, increased costs and reductions in shipments of our products, any of which could increase our operating costs, harm our customer relationships or materially and adversely affect our business, prospects and operating results. For example, we believe our high speed strap attach machines provide significant cost savings in our manufacturing. Any inability to obtain additional machines or replacement parts for existing machines would impair our ability to scale production in a cost-effective manner. Avery Dennison has recently instituted litigation against two manufacturers of strap attach machines for infringement of a certain Avery Dennison patent relating to roll-to-roll production of RFID tag and label roll stock. Avery Dennison or another patent holder may in the future assert claims of infringement of this or other patents against us or suppliers of our manufacturing equipment, which may prevent us from using our existing machines or make it difficult to obtain additional machines or replacement parts from these manufacturers. Our manufacturing equipment and processes may also be subject to other claims. Furthermore, any interruption in the use of our existing machines or the operations of these suppliers, or any deficiency in the quality or quantity of equipment manufactured for us by these suppliers, could prevent us from continuing to manufacture products using our existing machines or otherwise impede our ability to meet our scheduled product deliveries to our customers. As a result, we may lose existing or potential customers, or our costs could increase.

Delays, disruptions or quality control problems in our manufacturing operations, including our outsourcing and in our anticipated transition to using our proprietary tag manufacturing processes and our newly designed ICs, may adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations, including our outsourcing, and, as a result, product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our business. In the past, we have experienced disruptions in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields. For example, in 2005 we experienced a manufacturing problem when silicone oil accumulated in our FSA processing system, leading to the production of a large number of partially defective straps. As a result, we incurred a $1.2 million inventory write-off for fiscal 2005. Any disruptions in the future could adversely affect our revenues, gross margins and results of operations, as well as our customer relations and overall business prospects. Changes in our manufacturing processes, or the inadvertent use of defective materials by us, could significantly reduce our manufacturing yields and product reliability. Because a significant portion of our manufacturing costs is relatively fixed, manufacturing yields and significantly higher volumes are critical to our results of operations. Lower than expected manufacturing yields could delay product shipments and further impair our gross margins. We have been outsourcing the flip chip assembly processes to manufacture our Gen 2 tags. In addition, we currently purchase third-party designed ICs for our Gen 2 products from a single third party. We may experience delays, disruptions or quality control problems with our Gen 2 products, as we transition to using our proprietary FSA-

based tag manufacturing processes and to using our newly designed ICs in these products. We are currently transitioning to using our proprietary FSA-based tag manufacturing process, and the completion of this transition is anticipated to occur by the end of fiscal 2006, and may take longer. We expect to complete the transition to using our newly designed ICs by the first half of fiscal 2007, although it may also take longer. If we fail to effectively manage and improve our manufacturing process or if we experience delays, disruptions or quality control problems in our manufacturing operations, especially in our transition to our FSA-based tag manufacturing process and our newly-designed ICs, our shipments of products to our customers could be delayed and our production costs could increase.

We will lose market share and may not be successful if our customers do not select our RFID products to be designed into their products and systems and even if customers do select our products, such selection may not lead to other sales.

In the RFID industry, customers often undertake extensive pilot programs or qualification processes prior to placing orders for large quantities of products, in particular for RFID reader products, because these products must function as part of a larger system or network or meet certain other specifications. Suppliers of RFID products spend significant time and resources in their efforts to have their products selected by a potential customer, which is known as a “design-in” win. In the case of RFID reader products, such “design-in” wins may mean that the reader products have been selected to be designed into the customer’s system and, in the case of a RFID tag, may mean the tag has met certain unique performance criteria established by the customer. As customers evaluate RFID products, they often consider or select RFID products from more than one supplier. As a result, suppliers whose RFID products are selected for extensive pilot programs or otherwise selected pursuant to a qualification process are not assured of additional future sales of products in light of industry standardization of RFID technologies which provide interoperability among various participants. Moreover, if we fail to achieve design-in wins in potential customers’ pilot programs or qualification processes, we may lose the opportunity for significant sales to such customers for a period of time and this could adversely affect our business, prospects and operating results.

Changes in industry standards and government regulation could adversely affect our ability to sell our products and impair our operating results.

In order to encourage widespread market adoption of RFID technology, industry standards have been developed, and we have designed our products to comply with these standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete or negate the cost advantages we believe we will achieve from our proprietary manufacturing processes. For example, we are currently focusing a majority of our product design and sales and marketing efforts on manufacturing products that comply with the EPCglobal Gen 2 standard. If the EPCglobal Gen 2 standard is not widely accepted by the market, we may not be able to sell our products and our revenue would decline. In addition, we believe our proprietary manufacturing processes will allow us to achieve certain cost and other competitive advantages in the manufacturing of RFID tags with ICs of smaller sizes as compared to current alternative tag manufacturing processes. If EPCglobal were to adopt a standard that results in an increase in the necessary size of a RFID tag’s IC, our proprietary manufacturing processes may not be advantageous and could affect our ability to sell products at competitive prices. Our ability to compete effectively may depend on our ability to adapt our products to support relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards. If our products do not meet relevant industry standards, including compliance with any qualification or certification processes, or if we are delayed in obtaining such certification, we could miss sales opportunities and our revenue would decline, adversely affecting our operating results, financial conditions, business and prospects.

In addition, regulation of the use of RFID technology in certain markets by governmental agencies like the Federal Communications Commission, the Transportation Security Administration or the Food and Drug Administration may affect the adoption rate of our RFID products or require design changes. For example, such agencies may implement regulations requiring the use of RFID products that have certain functionalities that our products lack or impose technological standards with which our products do not comply or change radio frequency spectrum rules in a manner that impairs operation of our devices or requires their redesign. In March 2006, the FCC issued a notice of proposed rulemaking to consider changing the rules governing the multilateration Location and Monitoring Service, which is one of the services sharing the radio spectrum frequencies on which our equipment operates. While no changes were proposed to the rules governing our unlicensed devices, the impact, if any, will not be known until any new rules that the FCC may adopt are implemented. The FCC stated that it recognizes the importance of maintaining the existing accessibility of this spectrum for unlicensed devices, such as ours. However, we cannot assure you that there will be no impact on our business or the nature of any impact. We also cannot predict whether the FCC at some future time may undertake rules changes that may impact the operation of our devices or that of other devices or services that also share the same radio frequency spectrum band.

In addition, regulations or standards adopted by other countries may require us to redesign our existing products or develop new products to be able to sell products in those countries. For example, foreign governments may impose regulations or standards with which our RFID products do not comply, or may require operation in frequency bands in which our products do not operate. These regulations would impair our ability to sell our RFID products in these markets, limiting our opportunities to generate revenue.

If we are unsuccessful in developing and introducing new products and enhancements, our operating results and competitive position may be harmed.

To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we continue to look to introduce new RFID products and services. We commit significant resources to developing new products for our target markets, improving performance and reliability, and reducing costs. We may not be able to develop the underlying core technologies or processes necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. In the past, we have focused our research and development efforts on developing technologies and processes that reduce the cost of manufacturing our products and that improve the design and performance of our products. For example, we have expended considerable resources on reducing the cost of our RFID tag ICs and antennas and have devoted significant efforts to enhance our RFID tag manufacturing processes. We may be unable to develop commercially viable products using new or enhanced technologies, such as smaller silicon process geometries for ICs or new materials or designs for antennas.

The success of a new or enhanced product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design;

•	timely and efficient implementation of manufacturing, assembly and testing procedures;

•	product performance;

•	product certification;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

Any delay or failure in obtaining this certification may adversely affect our ability to sell our products. To the extent that we fail to introduce new or enhanced products, our revenue and financial condition could be materially adversely affected.

Alternative technologies or changes in existing technologies may adversely affect the growth of the market for RFID solutions.

Significant developments in alternative technologies, or the development by our competitors of superior manufacturing processes, may affect our business in ways we cannot anticipate. For instance, breakthroughs in the design, manufacture and use of printed electronics, in which printing processes are used to produce electronic components and devices using polymers, conductive ink or other materials, may adversely affect the growth of the UHF RFID market, generally, and the demand for our products, in particular. Our failure to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development of new and enhanced products, which could result in product obsolescence, decreased revenue and/or a loss of market share to competitors.

The licensing of RFID-related patents may be subject to limitations that could adversely affect our business and prospects.

In 2005, a group of several companies that hold RFID patents, including us, announced plans to form an intellectual property licensing consortium. The consortium, which will be known as the RFID Consortium, plans to license patents that are essential to EPCglobal’s Gen 2 standard in a “patent pool” in an effort to promote the adoption of RFID products and provide cost-management benefits for holders and users of RFID-related intellectual property. The RFID Consortium is in the early stages of formation and planning, and may not be able to effectively structure a patent pool or create sufficient demand for licensing of the patent pool. Insufficient demand may result in the disintegration of the patent pool, forcing companies, including us, to negotiate separately with all holders of essential RFID intellectual property, which may adversely affect the adoption rate of RFID technology. The RFID Consortium includes companies, such as us, who hold numerous patents and patent applications. Having to negotiate with multiple holders of RFID patents could materially adversely affect the adoption of RFID solutions, including ours. Due to potential antitrust issues regarding patent pooling, the RFID Consortium, like other consortiums, may seek a non-binding opinion from the U.S. Department of Justice as to whether the consortium or patent pool would violate antitrust laws. The U.S. Department of Justice may render an adverse opinion, which may also decrease demand for the patent pool or result in its disintegration. Furthermore, the patent pool and its participants, including us, may be subject to potential legal claims regarding antitrust violations.

In addition, there can be no assurance that owners of patents related to RFID technologies will make those patents available as part of any patent pool or that licenses to those patents will be made available to us on reasonable terms or at all. See “Risk Factors—We are currently involved in litigation involving patents and we expect to become subject to intellectual property infringement claims and other litigation that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.” Our failure to obtain licenses from owners of patents related to RFID technologies on commercially reasonable terms or the entry of an award of monetary damages against us or our indemnitees or an injunction against us or our suppliers or customers with respect to those patents that impairs our ability to market certain products or services could have a material adverse impact on our business, results of operations, financial condition or prospects.

We may be unable to successfully expand our international operations. In addition, our international operations are subject to a variety of risks that may adversely affect our business.

While we currently generate a substantial majority of our revenue from North America, we anticipate growing our business in part by expanding our international operations. We currently have international offices in England, Thailand and Singapore, and are in the process of creating a branch office in Korea. Our international operations involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe;

•	lack of established standards or regulations with which our RFID products must comply;

•	greater difficulty in supporting and localizing our products;

•	different or unique competitive pressures as a result of, among other things, the presence of local businesses and other market players;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection;

•	changes in a specific country’s or region’s political or economic conditions;

•	differing regulations with regard to maintaining operations, products and public information;

•	differing labor regulations, especially in where labor laws are generally more advantageous to employees as compared to the United States; and

•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our products and services abroad. We may not be able to increase or maintain international market demand for our products. In addition, regulations or standards adopted by other countries may require us to redesign our existing products or develop new products to be able to sell products in those countries. For example, foreign governments may impose regulations or standards with which our RFID products do not comply, or may require operation in frequency bands in which our products do not operate. Furthermore, if we are unable to expand international operations in a timely and cost-effective manner in response to increased overseas demand, we could miss sales opportunities and our revenue would decline, adversely affecting our operating results, business and prospects. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, prospects and operating results will suffer.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We have made, and may continue to make, acquisitions of companies, products, services and technologies to expand our product offerings and capabilities, customer base and business. For example, in May 2005, we acquired Quatrotec, a provider of baggage handling, screening and system integration services to the air transportation industry. We have limited experience acquiring companies and the companies we have acquired have been small. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Some of the areas where we may face acquisition-related risks include:

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	retaining employees from the businesses we acquire;

•	challenges associated with integrating employees from the acquired company into our organization;

•	integrating each company’s accounting, management information, human resource and other administrative systems to permit effective management;

•	implementing or remediating controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies;

•	possible write-offs or impairment charges resulting from acquisitions; and

•	unanticipated or unknown liabilities relating to acquired business.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Our participation in “patent pools” and standard setting organizations may require us to license our patents to competitors and other third parties and limit our ability to enforce or collect royalties for our patents.

In the course of participating in patent pools and standards setting organizations, we often agree to license certain of our technologies on a fair, reasonable and nondiscriminatory basis, and, as a result, our control over the license of our technologies in patent pools may be limited as compared to traditional licensing methods. For example, the Intellectual Property Policy for EPCglobal requires us to grant a royalty-free and otherwise reasonable and non-discriminatory license to other participants for patent claims necessarily infringed by implementation of the EPCglobal Gen 2 standard, subject to the grant of a reciprocal license from those participants to us. We have also agreed to grant reasonable, non-discriminatory licenses for patents necessary for the International Organization for Standardization, or ISO, 18000-6 international standard, subject to reciprocity. We may also be unable to limit to whom we license some of our technologies, and may be unable to restrict many terms of the license. In addition, our control over the application and quality control of our technologies that are included in patent pools or otherwise necessary for implementing industry standards may be limited.

We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

Our success is dependent, in part, upon protecting our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or otherwise gain access to our trade secrets or other intellectual property or disclose such intellectual property. We provide access to trade secrets and other intellectual property to others as part of our participation in standards bodies, to suppliers, customers and contractors and otherwise as part of our business, and may permit disclosure of this intellectual property after a period of time or as part of published specifications or as part of patent applications or patents or otherwise as part of our business. In addition, we cannot assure you that any trade secret, patent or registered trademark or other intellectual property owned by us will be enforceable or will not be disclosed, invalidated, circumvented or otherwise challenged in the United States or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Our participation in patent pools and standards setting organizations may also require us to license some of our patents to our competitors and other third parties on a royalty-free basis or otherwise on fair, reasonable and nondiscriminatory terms. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. A large number of third parties hold patents or have patent applications pending that relate to RFID technologies. Litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable.

We rely on third-party license agreements and termination or impairment of these agreements may cause production or shipment delays that would harm our business.

We have licensing agreements with various entities for patents, software and other technology incorporated into our manufacturing operations or products. For example, one of our founders, along with others, invented and patented the basis of FSA while at the University of California, Berkeley. The Regents of the University of California have granted us an exclusive license to these FSA patents, and FSA is the foundation of our proprietary RFID manufacturing process. Our failure to maintain, or any termination of, our license from the Regents of the University of California could have a material adverse impact on our business, results of operations, financial condition or prospects. We also license other patents relating to backscatter RFID and RFID applications. Third-party licenses for patents, software and other technology important to our business may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in significant manufacturing interruptions, delays or reductions in product shipments until alternative technology could be developed, licensed and integrated, if at all possible, which would materially harm our business and results of operations.

Provisions in our customer agreements concerning pricing and other terms could adversely affect our operating results.

We have entered into agreements in the past that contain pricing terms that could adversely affect our operating results and gross margins. For example, we have an agreement with Gillette pursuant to which we have committed to supply certain quarterly quantities of our RFID tags and straps at prices below our current cost to manufacture such products and which provides Gillette incentives to purchase additional RFID tags from us in the future. We would incur substantial losses if Gillette were to order the full commitment amount at the prices set forth in the agreement. We may decide for competitive or strategic reasons to enter into similar types of agreements in the future, and any such agreements could impair our operating results. Furthermore, if we offer reduced prices or other favorable terms to one customer, this could adversely affect our ability to negotiate favorable terms with other customers.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Some of our operations are regulated under various federal, state, local and international environmental laws, including those governing the discharge of pollutants into the air and water, the management, disposal and labeling of, and exposure to, hazardous substances and wastes and the cleanup of contaminated sites. We could incur costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. The ultimate costs under environmental laws and the timing of these costs are difficult to predict. We also expect that our manufacturing operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we re-design or change how we manufacture our products, any of which could have a material adverse effect on our business. For example, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive, requires producers of certain electrical and electronic equipment, including RFID readers, to be financially responsible for specified collection, recycling, treatment and disposal of past and present covered products placed on the market in the European Union. The European Union Directive 2002/95/EC on the restriction of the use of hazardous substances in electrical and electronic equipment, known as the RoHS Directive, restricts the use of certain hazardous substances, including lead, in covered products that are put on the market by July 1, 2006. Although individual European member states are required to enact legislation to implement these two Directives, not all countries have done so. Pursuant to WEEE legislation to be enacted by individual countries, we may be required to register as a WEEE producer in some European Union countries. With respect to the RoHS Directive, we are working with our suppliers to re-design products sold in the European Union to reduce their lead content so that those products put on the market in the European Union will comply with the RoHS Directive. Failure to comply with these and other environmental laws could result in fines and penalties and decreased revenues, which could adversely affect our operating results.

If unauthorized access is obtained to customer RFID systems or data, including through breach of security measures or unauthorized encoding of RFID tags, customers may curtail or stop their use of our products, which would harm our business, operating results and financial condition.

RFID tags may be scanned and read by readers within a certain range. Unauthorized readers may access our customers’ proprietary information, even if security measures such as shielding devices and encryption are used. For example, criminals seeking to divert or steal certain pharmaceutical products could seek to identify them as they pass through the supply chain by looking for cases with EPCs corresponding to those products. In addition, it has been shown that it is possible to encode RFID tags so that they may provide unauthorized access to or cause improper changes in the systems or databases that scan those tags. Security breaches could expose us to litigation and possible liability. If our customers’ security measures are breached as a result of third-party action, employee error, criminal acts by an employee, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation could be damaged, our business and prospects may suffer and we could incur significant liability.

Privacy concerns relating to elements of RFID technology could damage our reputation and deter current and potential customers from using our products.

From time to time, concerns have been and are expected to continue to be expressed about whether RFID products compromise privacy rights. Concerns about the collection of information, identity theft or other privacy-related matters, even if unfounded, could damage our reputation and operating results, and could delay the development of the overall RFID industry. For example, California is currently considering legislation that would prohibit California public agencies from issuing identification cards containing RFID tags. In addition, other states have considered RFID regulation. As the RFID industry continues to evolve, federal, state, foreign or other governmental agencies may adopt increased RFID regulations. For example, the Federal Trade Commission, or FTC, held a workshop in June 2004 regarding the privacy issues involved with the use of RFID technology, and future regulation by the FTC is a possibility. The European Union is also considering the implications of RFID technology with regard to personal data collection. We believe increased regulation is likely in the area of privacy, and laws and regulations applying to the collection, processing or use of personal or consumer information could affect our customers’ ability to collect and use data, potentially reducing demand for our products.

Quatrotec’s business is subject to certain qualification requirements and various risks that could prevent it from operating successfully, adversely affecting our operating results.

In May 2005, we acquired Quatrotec, which provides a range of consulting and implementation services to the air transportation industry, including the design of baggage handling, screening services and system integration, such as the integration of RFID products with other baggage security processes for the identification and tracking of bags throughout the inspection process. In fiscal 2005 and the six months ended April 1, 2006, services provided by Quatrotec accounted for 11% and 15% of our total revenue, respectively.

Certain airport baggage security projects in the United States are managed and funded by the Transportation Security Administration, or TSA. The TSA has a process for companies to become qualified contractors. Quatrotec has been approved as a qualified contractor by the TSA. If Quatrotec fails to continue to be qualified by the TSA, it may become ineligible for certain TSA-funded contracts, which may impair its ability to generate revenue.

Quatrotec may also be subject to negative publicity in the event that an airport to which Quatrotec has provided services experiences a catastrophic or significant security breach. Quatrotec may also be liable in such an event if it failed to comply with the specifications set forth in a contract between Quatrotec and the airport. Furthermore, Quatrotec may be subject to claims by third parties whose property or persons are injured in such an event. Any liability or negative publicity could result in significant costs or a decrease in demand for Quatrotec’s services, which would adversely affect our operating results.

Quatrotec’s operating results are also subject to fluctuations based on a number of factors, including the timing of contracts with major customers and the timing of the delivery by Quatrotec of its services thereunder. Fluctuations in Quatrotec’s operating results may also impact our operating results.

Our business and operations are experiencing rapid growth, and if we do not appropriately manage this growth and any future growth, our operating results will be negatively affected.

Our business has grown in recent years through both internal expansion and business acquisitions, and continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. For example, our headcount increased from 160 employees at September 30, 2004, to 221 employees at October 1, 2005 and to 241 employees at April 1, 2006. To manage our growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. In addition, we may not grow our information technology systems at a sufficient rate to keep up with the processing and information demands placed on them by a much larger company. The efforts to continue to expand our information technology systems or our inability to do so could harm our business.

Our future growth may require significant additional resources given that, as we increase our business operations in complexity and scale, we may have insufficient management capabilities and internal bandwidth to manage our growth and business effectively. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these potential resource needs. Also, as we assess our resources following our acquisitions, we will likely determine that redundancy in certain areas will require consolidation of these resources. Any organizational disruptions associated with the consolidation process could require further management attention and financial expenditures. If we are unable to manage our growth effectively, if we experience a shortfall in resources or if we must take additional restructuring charges, our results of operations will be harmed.

We also recently opened our new RFID Solutions Center in the Dayton, Ohio area and a new manufacturing facility in Fargo, North Dakota is under construction. As we add manufacturing capacity and expand our operations to meet increasing demand for RFID products, we will face operational challenges and risks, including those associated with bringing new equipment on line, testing and monitoring the performance of that equipment, and hiring, training and integrating new personnel.

We depend on key personnel to manage our business effectively, and if we are unable to hire, retain or motivate qualified personnel, our ability to design, manufacture and sell our products could be harmed.

Our future success depends, in part, on certain key employees, including key technical personnel, and on our ability to attract and retain highly skilled personnel. In the second quarter of fiscal 2006, we hired a new chief financial officer, and our continued success will depend on his effective integration into, and management of, our organization. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly finance, engineering, sales or marketing personnel, may seriously harm our business, financial condition and results of operations. Our officers and key employees may terminate their employment at any time. We do not have key person life insurance policies covering any of our employees. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

Any adverse consequences resulting from matters related to Rambus’s past stock option granting practices affecting Robert K. Eulau, our chief financial officer and Rambus’s former chief financial officer, could have an adverse effect on our accounting and financial reporting functions.

Prior to joining us in March 2006, Robert K. Eulau, our chief financial officer, was the chief financial officer of Rambus, Inc. On May 30, 2006, Rambus announced publicly that the audit committee of its board of directors had commenced an internal investigation concerning the timing of past stock option grants and other potentially related issues, focusing primarily on options issued in or before 2003. On June 27, 2006, Rambus announced that its audit committee had reached a preliminary conclusion that the actual measurement dates for certain option grants for financial reporting purposes differ from the previously recorded grant dates. As a result, Rambus may need to record additional stock-based compensation expense in prior periods, which could necessitate a restatement of Rambus’s financial statements for those periods, including potentially periods during which Mr. Eulau was Rambus’s chief financial officer. Mr. Eulau also received stock options from Rambus during this time. In addition, Mr. Eulau has been named as a defendant, together with the other executive officers of Rambus who served in such capacities during the time in question, in shareholder derivative actions, including Chu vs. Hughes et. al. and Bibeau vs. Hughes et. al. filed in the U.S. District Court for the Northern District of California, relating to Rambus’s stock option practices. The complaints allege breaches of fiduciary duties, violations of federal securities laws and unjust enrichment by the defendants. In addition, other private lawsuits in addition to the Chu and Bibeau litigation may be filed against Rambus or its current and former officers and directors, including Mr. Eulau, alleging improper conduct in connection with these or related matters.

Our board of directors and audit committee have conducted a review of these matters, relying upon facts publicly disclosed by Rambus and direct discussions with Mr. Eulau. The board and audit committee are not privy to many non-public facts in the matter, including facts that may be discovered by Rambus or governmental agencies which could contradict or otherwise be contrary to our current understanding. Both the SEC and the U.S. Department of Justice are currently conducting investigations into the stock option pricing practices of a number of public companies. A Rambus spokesperson has indicated that Rambus intends to share the results of its internal investigation with the SEC and will fully cooperate with the SEC’s requests.

The outcome of any such lawsuits, proceedings or investigations, if adverse to Mr. Eulau, could include civil money judgments, penalties or criminal sanctions. Mr. Eulau could cease to serve as our chief financial officer if he becomes subject to an order preventing him from serving as an officer of a public company, or if our board determines that it is in our best interest to replace him. Any such termination of Mr. Eulau by us could result in Mr. Eulau being entitled to receive termination benefits, as provided for in his employment agreement. Replacing our chief financial officer would be disruptive to our accounting and financial reporting functions or could otherwise adversely impact our operations. Any adverse publicity arising out of this matter or adverse consequences with respect to Mr. Eulau, or uncertainty regarding the possibility of adverse publicity or an adverse consequence with respect to Mr. Eulau, may adversely affect our stock price. In addition, the Chu and Bibeau litigation, any other litigation that may be filed involving Mr. Eulau, Rambus’s internal investigation and any governmental investigation that may take place may divert to our detriment Mr. Eulau’s attention from his role as our chief financial officer.

Changes in existing financial accounting standards or practices or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. For example, prior to fiscal 2006, we accounted for options granted to employees using the intrinsic value method, which, given that we generally granted employee options with exercise prices equal to the fair market value of the underlying stock at the time of grant, resulted in no compensation expense. Beginning in fiscal 2006, we began recording expenses for our stock-based compensation plans, including option grants to employees, using the fair value method, and we expect our on-going accounting charges related to equity awards to employees to be significantly greater than those we would have recorded under the intrinsic method of accounting for stock options. Accounting charges, such as the charge discussed above, could have a material adverse affect on our operating results.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement. For example, in connection with the fiscal 2005 audit, our independent registered public accounting firm brought to our attention that we lacked sufficient resources with knowledge and experience in financial reporting in accordance with the regulations of the SEC. Our auditors identified this issue as a “significant deficiency.” A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. We have begun to remediate the significant deficiency, including committing additional resources to, and hiring additional personnel in, the finance department. However, we cannot be certain that the measures we have taken will ensure that we will maintain adequate controls over our financial processes and reporting in the future.

In addition, Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could identify areas for further attention or improvement.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may materially adversely affect our stock price.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements of the SEC and the Nasdaq Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may need to raise additional capital, which may not be available on favorable terms, if at all, which would adversely affect our ability to operate our business.

We expect that the net proceeds from this offering, together with our other capital resources, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. If we need to raise additional funds due to unforeseen circumstances or material expenditures or if our operating losses are greater than expected, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. Historically we have financed equipment purchases through the use of debt financing, principally capital leases. We currently intend to use a combination of debt financing and proceeds from this offering to purchase equipment for the expansion of our manufacturing facility in Fargo, North Dakota. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

Our operations could be disrupted by earthquakes or other natural disasters.

Our facilities could be disabled or subject to a catastrophic loss caused by an earthquake, fire, flood or other natural disaster. We have facilities in areas with above average seismic activity, such as our headquarters and manufacturing facilities in Morgan Hill, California, and in areas with tornado activity, such as our manufacturing facilities in Fargo, North Dakota. If any of our facilities, in particular our manufacturing facilities, or the facilities of our third-party suppliers were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry insurance policies that cover potential losses caused by earthquakes or other natural disasters.

Risks Related to this Offering and our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of the prospectus and others such as:

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	developments with respect to intellectual property rights;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	any major change in our board of directors or management;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of April 1, 2006, which includes shares of common stock issued upon the assumed net exercise of warrants that expire upon the completion of this offering, we will have outstanding a total of 46,433,079 shares of common stock upon completion of this offering, an increase of 24% from the number of shares outstanding prior to the offering. Of these shares, only the 9,000,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended for up to an additional 35 days under certain circumstances. After the lock-up agreements expire, up to an additional 36,485,836 shares of common stock will be eligible for sale in the public market, 14,467,233 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 10,041,080 shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $7.81 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed 27% of the total consideration paid by stockholders to us to purchase shares of our common stock. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use a significant portion of the net proceeds from this offering to fund equipment purchases and tenant improvements for our Fargo, North Dakota manufacturing facility and for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of, or investments in, complementary businesses, products and technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	our board of directors has staggered terms; as a result, replacing a majority of our directors would require two annual meetings;

•	our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, the development of the market for our products and the acceptance of our products in these markets, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

This prospectus contains industry data and other statistical information regarding the RFID industry that we obtained from independent publications, government publications, press releases, reports by market research firms or other published independent sources. Although we believe these sources are reliable, we have not independently verified their data.

RECENT DEVELOPMENTS

In June 2006, our newly designed IC has passed EPCglobal Conformance Testing and is now EPCglobal UHF Gen 2 certified.

In May 2006, we executed a supplemental services agreement relating to the performance of services by our Quatrotec subsidiary for a project at the Bangkok airport that determined the pricing for services to be rendered. We recognized $1.2 million in revenue in the three months ended July 1, 2006 for services performed in connection with such agreement. Had we executed the agreement at the inception of services, we would have recognized revenue for services in the amount of $0.6 million during the six months ended April 1, 2006 and $0.6 million for the three months ended July 1, 2006. The revenue for services performed during the six months ended April 1, 2006 was not previously recognized, as the price for such services was not fixed or determinable during that time.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares in this offering will be approximately $88.1 million, based upon an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate that we will use up to approximately $19 million of the net proceeds to fund equipment purchases and tenant improvements for our Fargo, North Dakota manufacturing facility and the remainder for general corporate purposes, including expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of, or investments in, complementary businesses, products and technologies. We have no current agreements or commitments with respect to any material acquisitions or investments. Our management will have broad discretion to allocate the net proceeds from this offering. Pending such uses, we plan to invest the net proceeds of this offering in highly liquid, investment-grade securities.

DIVIDEND POLICY

We intend to retain any future earnings to fund working capital, product development and our growth and do not expect to pay any dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors, as the board of directors, in its discretion, deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of April 1, 2006, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into 33,880,896 shares of common stock upon the completion of this offering, the issuance of 425,969 shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share, and the reclassification of the carrying value of redeemable convertible preferred stock warrants from liabilities to additional paid in capital; and

•	on a pro forma as adjusted basis to give effect to the receipt of net proceeds from the sale by us of 9,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (of which $1.464 million has been paid prior to April 1, 2006).

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At April 1, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share data)
Long-term debt	$3,626	$3,626	$3,626

Redeemable convertible preferred stock warrants	12,021	—	—

Redeemable convertible preferred stock:
Convertible preferred stock, $0.001 par value; 107,229,674 shares authorized, 101,642,689 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	258,688	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 167,000,000 shares authorized, 3,126,214 shares issued and outstanding, actual; 167,000,000 shares authorized, 37,433,079 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 46,433,079 shares issued and outstanding, pro forma as adjusted	3	37	46
Additional paid-in capital	11,098	281,773	369,834
Deferred stock-based compensation	(3,676)	(3,676)	(3,676)
Accumulated deficit	(217,537)	(217,537)	(217,537)
Accumulated other comprehensive loss	(6)	(6)	(6)

Total stockholders’ equity (deficit)	(210,118)	60,591	148,661

Total capitalization	$64,217	$64,217	$152,287

The table above excludes the following shares:

•	6,707,796 shares of common stock issuable upon the exercise of options outstanding at April 1, 2006, at a weighted average exercise price of $3.42 per share pursuant to our 1997 Stock Plan, our 2001 Stock Option Plan and other grants, 41,129 shares of which were issued upon the exercise of options between April 1, 2006 and July 11, 2006;

•	159,206 shares of common stock issuable upon the exercise of options granted at an exercise price of $12.30 per share between April 1, 2006 and July 11, 2006, pursuant to our 1997 Stock Plan;

•	241,246 shares of common stock issuable upon the exercise of warrants outstanding at April 1, 2006 that do not expire upon the completion of this offering, at a weighted average exercise price of $6.04 per share;

•	160,866 shares of common stock issuable upon conversion of shares of preferred stock issuable upon the exercise of warrants outstanding at April 1, 2006 that expire upon the completion of this offering if not exercised, at a weighted average exercise price of $15.00 per share;

•	40,971 shares of common stock issuable upon conversion of shares of preferred stock issued upon the cash exercise of warrants between April 1, 2006 and July 11, 2006, at a weighted average exercise price of $4.61 per share;

•	the repurchase of 4,520 shares of common stock between April 1, 2006 and July 11, 2006;

•	7,500,000 shares of common stock available for future issuance under our 2006 Equity Incentive Plan; and

•	2,500,000 shares of common stock available for future issuance under our 2006 Employee Stock Purchase Plan.

Shares available for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan do not include shares that may become available for future issuance pursuant to automatic annual increases under these plans. See “Management—Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the actual number of shares of common stock outstanding at April 1, 2006. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at April 1, 2006, after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering, the issuance of 425,969 shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholder’s equity.

Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value deficit at April 1, 2006 was approximately $(210.7) million, or $(67.39) per share. Our pro forma net tangible book value at April 1, 2006 was $60.0 million, or $1.60 per share. Assuming the sale by us of 9,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at April 1, 2006 would have been $148.1 million, or $3.19 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.59 per share of common stock to our existing stockholders and an immediate dilution of $7.81 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$11.00
Net tangible book value per share as of April 1, 2006	$(67.39)
Pro forma increase per share attributable to the automatic conversion of all outstanding shares of preferred stock, the issuance of shares upon the assumed net exercise of warrants and the reclassification of redeemable convertible preferred stock warrants	68.99

Pro forma net tangible book value per share at April 1, 2006	1.60
Increase in pro forma net tangible book value per share attributable to this offering	1.59

Pro forma as adjusted net tangible book value per share after the offering		3.19

Dilution per share to new investors		$7.81

Assuming in addition that the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value at April 1, 2006 would have been $161.9 million, or $3.39 per share of common stock, representing an immediate increase in pro forma net tangible book value of $1.79 per share of common stock to our existing stockholders and an immediate dilution of $7.61 per share to the new investors purchasing shares in this offering.

The following table sets forth on a pro forma as adjusted basis, at April 1, 2006, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing holders of common stock and by the new investors purchasing shares in this offering, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	37,433,079	81%	$266,387,738	73%	$7.12
New investors	9,000,000	19	99,000,000	27	11.00

Total	46,433,079	100%	$365,387,738	100%

The discussion and tables above are based on the number of shares outstanding at April 1, 2006, and exclude:

•	6,707,796 shares of common stock issuable upon the exercise of options outstanding at April 1, 2006, at a weighted average exercise price of $3.42 per share pursuant to our 1997 Stock Plan, our 2001 Stock Option Plan and other grants, 41,129 shares of which were issued upon exercise of options between April 1, 2006 and July 11, 2006;

•	159,206 shares of common stock issuable upon the exercise of options granted at an exercise price of $12.30 per share between April 1, 2006 and July 11, 2006 pursuant to our 1997 Stock Plan;

•	241,246 shares of common stock issuable upon the exercise of warrants outstanding at April 1, 2006 that do not expire upon the completion of this offering, at a weighted average exercise price of $6.04 per share;

•	160,866 shares of common stock issuable upon conversion of shares of preferred stock issuable upon the exercise of warrants outstanding at April 1, 2006 that expire upon the completion of this offering if not exercised, at a weighted average exercise price of $15.00 per share;

•	40,971 shares of common stock issuable upon conversion of shares of preferred stock issued upon the cash exercise of warrants between April 1, 2006 and July 11, 2006, at a weighted average exercise price of $4.61 per share;

•	the repurchase of 4,520 shares of common stock between April 1, 2006 and July 11, 2006;

•	7,500,000 shares of common stock available for future issuance under our 2006 Equity Incentive Plan; and

•	2,500,000 shares of common stock available for future issuance under our 2006 Employee Stock Purchase Plan.

Shares available for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan do not include shares that may become available for future issuance pursuant to automatic annual increases under these plans. See “Management—Employee Benefit Plans.”

To the extent outstanding options and warrants are exercised, new investors purchasing shares in this offering will experience further dilution. If options and warrants outstanding as of April 1, 2006 are exercised (on a net exercise basis, in the case of the warrants), on a pro forma as adjusted basis before deducting underwriting discounts and estimated offering expenses payable by us, existing stockholders will have purchased 44,254,861 shares, or 83% of the shares purchased from us, for approximately $289.4 million, or 75% of the total consideration paid to us, with an average price per share of $6.54. Shares purchased by new investors purchasing shares in this offering in such case will represent 17% of shares purchased for 25% of the total consideration paid to us.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the fiscal years ended September 30, 2003 and 2004 and October 1, 2005 and balance sheet data as of September 30, 2004 and October 1, 2005 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended September 30, 2001 and 2002 and balance sheet data as of September 30, 2001, 2002 and 2003, other than net loss per common share—basic and diluted and weighted average shares outstanding—basic and diluted, are derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended March 31, 2005 and April 1, 2006 and balance sheet data as of April 1, 2006 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended					Six Months Ended
	September 30, 2001 (1)	September 30, 2002 (1)	September 30, 2003 (1)	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$—	$19	$1,255	$5,576	$12,701	$8,492	$5,385
Service	3,398	3,299	5,513	4,294	7,132	2,622	4,573

Total revenue	3,398	3,318	6,768	9,870	19,833	11,114	9,958

Cost of revenue:
Product (2)	—	2	2,720	14,644	38,648	14,870	13,082
Service	883	1,424	2,600	2,272	4,866	1,803	2,930

Total cost of revenue	883	1,426	5,320	16,916	43,514	16,673	16,012

Gross profit (loss)	2,515	1,892	1,448	(7,046)	(23,681)	(5,559)	(6,054)

Operating expenses:
Research and development (2)	16,269	17,731	15,063	11,432	11,422	5,106	6,976
Sales and marketing (2)			2,284	5,390	10,052	3,394	7,054
General and administrative (2)	3,212	4,959	3,063	3,512	8,131	2,495	8,077
In-process research and development	—	2,414	—	—	—	—	—
Impairment of manufacturing equipment	—	1,077	—	—	—	—	—

Total operating expenses	19,481	26,181	20,410	20,334	29,605	10,995	22,107

Loss from operations	(16,966)	(24,289)	(18,962)	(27,380)	(53,286)	(16,554)	(28,161)
Other income (expense), net	1,084	(610)	(91)	(268)	238	(60)	1,411

Net loss before cumulative effect of change in accounting principle	(15,882)	(24,899)	(19,053)	(27,648)	(53,048)	(16,614)	(26,750)
Cumulative effect of change in accounting principle (3)	—	—	—	—	—	—	(7,474)

Net loss	(15,882)	(24,899)	(19,053)	(27,648)	(53,048)	(16,614)	(34,224)

	Fiscal Year Ended							Six Months Ended
	September 30, 2001 (1)		September 30, 2002 (1)		September 30, 2003 (1)	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
								(unaudited)
	(in thousands, except per share data)
Dividend issued to convertible preferred stockholders	—		—		(25,490)	—	—	—	—

Net loss allocable to common stockholders	$(15,882)		$(24,899)		$(44,543)	$(27,648)	$(53,048)	$(16,614)	$(34,224)

Net loss allocable to common stockholders per share before cumulative effect of change in accounting principle—basic and diluted	$(18.73	)(4)	$(24.39	)(4)	$(37.75)	$(17.82)	$(24.88)	$(8.42)	$(9.83)
Cumulative effect of change in accounting principle—basic and diluted (3)	—		—		—	—	—	—	(2.75)

Net loss allocable to common stockholders per share—basic and diluted	$(18.73	)(4)	$(24.39	)(4)	$(37.75)	$(17.82)	$(24.88)	(8.42)	$(12.58)

Weighted average shares outstanding—basic and diluted	848	(4)	1,021	(4)	1,180	1,552	2,132	1,974	2,720

(1)	Through fiscal 2003, we were considered to be in the development stage, as we were engaged primarily in raising capital necessary for infrastructure, developing product offerings, hiring key personnel and acquiring equipment. We ceased to be considered a development stage company in fiscal 2004, when we commenced earning revenue from primary operations.

(2)	Stock-based compensation recorded in fiscal 2002, fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended March 31, 2005 and April 1, 2006 was classified as follows:

	Fiscal Year Ended				Six Months Ended
	September 30, 2002	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
					(unaudited)
	(in thousands)
Cost of revenue:
Product	$—	$—	$—	$13	$1	$21
Operating expenses:
Research and development	—	15	41	652	228	271
Sales and marketing	—	—	—	130	42	603
General and administrative	3	22	—	795	23	1,416

(3)	In October 2005, we adopted FASB Staff Position 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” resulting in a change in the accounting treatment of certain outstanding warrants. See Note 2(y) of the Notes to Consolidated Financial Statements.

(4)	Unaudited.

	September 30, 2001	September 30, 2002	September 30, 2003	September 30, 2004	October 1, 2005	April 1, 2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$20,309	$13,621	$36,088	$24,649	$68,203	$46,357
Working capital	10,295	11,474	34,109	25,674	62,705	42,829
Total assets	49,968	41,628	61,629	56,129	101,987	84,370
Total long-term liabilities	1,820	1,057	2,787	5,492	6,929	18,410
Redeemable convertible preferred stock	69,065	92,593	153,647	170,349	253,193	258,688
Total stockholders’ deficit	(31,709)	(54,993)	(98,404)	(125,112)	(173,269)	(210,118)

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We design, manufacture and sell radio frequency identification, or RFID, data capture products, and provide professional and educational services to support these products. Organizations in retail, consumer goods, manufacturing, defense, transportation and logistics, pharmaceuticals and other industries use our RFID products and services to improve the effectiveness, efficiency and security of their supply chains and asset tracking operations.

We focus on passive ultra high frequency, or UHF, RFID products and technologies. Our products include RFID tags and readers designed for use in manufacturing lines, warehouses, distribution centers, retail stores and many other settings. We introduced our first RFID products in 2002 and were one of the first companies to sell products designed to comply with the RFID specification developed for use with Electronic Product Codes, or EPC, which is the basis for most commercial RFID deployments in place today. Our professional services, which include RFID training courses and engineering services, help to ensure that customer implementations of RFID products and technologies are successful. These services also provide us with information regarding product and application performance, requirements and new market opportunities.

We commenced operations in 1994, but did not begin to focus on RFID products and services until 2000. From 1994 through 2000, our efforts primarily consisted of developing our proprietary Fluidic Self Assembly, or FSA, technology, and applying FSA to other, non-RFID-related applications. Beginning in 2000, we began to focus our development efforts on the commercialization of low-cost passive UHF RFID products, including tags and readers. We developed our proprietary tag manufacturing process, which is based on FSA and related processes, to produce passive RFID tags in high volumes at relatively low product costs as compared to other RFID tag manufacturing processes. In 2001, we acquired substantially all of the assets of Wave ID, a privately-held company specializing in RFID technology development, to further our efforts to develop and expand our RFID business. In 2005 we acquired Quatrotec, a provider of integration services for baggage handling and screening systems used by the air transportation industry. In addition to other services, Quatrotec integrates RFID products with other baggage handling security processes to improve identification and tracking of bags throughout the inspection process.

Through fiscal 2003, we were a development stage company, as we were engaged primarily in raising capital necessary for infrastructure, developing product offerings, hiring key personnel and acquiring equipment. We ceased to be considered a development stage company in fiscal 2004, as we began earning revenue from our RFID business.

We have never been profitable. We have experienced operating losses in the past, and we expect to continue to incur operating losses in the future. We incurred net losses of $19.1 million, $27.6 million and $53.0 million in fiscal 2003, fiscal 2004 and fiscal 2005, respectively, and $34.2 million in the six months ended April 1, 2006. Net loss allocable to common stockholders was $44.5 million in fiscal 2003. As of April 1, 2006, we had an accumulated deficit of $217.5 million.

Opportunities, Challenges and Risks

The market for RFID products in the application areas that we target is relatively new and, to a large extent, unproven. We believe near-term adoption of passive UHF RFID technology for use in supply chains and logistics operations depends in large part on the actions of large organizations with market influence, such as Wal-Mart and the U.S. Department of Defense, to encourage the use of RFID technology in their supply chains. Wal-Mart, for example, has begun an initiative to implement RFID throughout its operations, including having certain suppliers place RFID tags on cases and pallets shipped to certain RFID-equipped Wal-Mart locations. In addition, the U.S. Department of Defense has instituted a policy whereby certain of its suppliers will be required to tag all pallets and cases with passive UHF RFID tags. We believe the longer term development of the markets for RFID products and services will be dependent upon additional businesses and governmental agencies, both domestically and abroad, implementing programs to deploy RFID systems in a variety of settings.

We focus on developing, maintaining and strengthening relationships with businesses and government agencies that are driving adoption of RFID technologies, products and systems in supply chains and asset tracking systems. We have established relationships with both Wal-Mart and the U.S. Department of Defense, as well as certain of their respective suppliers. We believe that by working with these early implementers of RFID technologies for supply chain management, we are well positioned to sell our products and services as the RFID market grows. We intend to develop, maintain and strengthen our relationships with organizations in other industries, including the pharmaceutical, package and parcel delivery and anti-counterfeiting industries, that we believe represent significant opportunities for RFID applications. We intend to continue to develop and sell our RFID products and services in the market, including by means of potential acquisitions of, or investments in, competitor businesses, products or technologies. Our acquisition of Quatrotec in May 2005 is an example of this strategy.

We believe our future success is likely to be heavily dependent upon our ability to enhance the performance of our RFID components individually and RFID systems as a whole. We intend to continue to invest heavily in research and development to improve the power efficiency of our tag integrated circuit, or IC, designs, while simultaneously increasing the sensitivity of our readers. We also seek to make our readers easy to install, integrate and manage in organizations’ enterprise networks. By taking this comprehensive approach, we seek to improve the overall reliability of RFID systems regardless of whether they are composed entirely or partially of our RFID products.

We are currently helping organizations adopt RFID technologies and build their RFID infrastructure, and in the short term we anticipate that a significant portion of our revenue will continue to be derived from professional services and hardware product sales, which include our RFID readers. Since the market for RFID products and services in the areas that we target is relatively new, we believe that educating businesses, government agencies and other organizations that may benefit from the use of RFID technologies in their supply chain management and asset tracking applications is an important part of helping this market to grow. Many of our professional service activities are focused on educating organizations on the benefits of RFID technologies. Our RFID Academy and RFID Solutions Center in the Dayton, Ohio area offer customers and other industry participants comprehensive, hands-on training and educational courses on the practical applications of RFID, as well as solution-implementation services to assist in their adoption and expansion of RFID systems and applications. We are also focusing on selling our RFID readers to organizations who are building RFID infrastructures. We believe that if organizations invest in RFID infrastructure, they will be more likely to purchase RFID tags and encourage others in their supply chains to do so as well. We expect as this infrastructure is installed and recurring demand for RFID tags accelerates, the majority of our revenue will be derived from sales of RFID tags.

We expect the market for RFID supply chain management and asset tracking applications to grow significantly as RFID tag prices continue to decline. Currently, many in the industry believe that tag prices are not sufficiently low for widespread implementation of RFID technologies. In order to encourage widespread market adoption of RFID technology and to stimulate demand for our RFID tags, we have lowered our RFID tag prices significantly, and we intend to further reduce prices in the future by continuing to improve upon our RFID IC and antenna designs and by scaling up our proprietary tag manufacturing process. We believe that, by improving our IC designs, we will be able to further reduce the cost of our ICs while simultaneously increasing performance. As RFID tag prices decrease, we believe deployment of RFID systems will accelerate, and our customers will eventually expand from tagging pallets and cases to tagging individual items, particularly in markets such as apparel, consumer electronics and electronic media such as CDs and DVDs. Our goal is to reduce our cost of manufacturing such that we can sell passive UHF RFID tags profitably for $0.05 or less.

Components of Our Results of Operations and Operating Trends

Revenue

We derive revenue from product sales and services. Product revenue primarily consists of sales of passive UHF RFID tags, which include finished labels as well as inlays for others to create their own labels, and RFID hardware, which includes readers, antennas, portals and other products. Our service revenue consists of revenue from RFID training courses, professional services and research and development contracts with universities and defense contractors.

We sell and distribute our products through a variety of channels, including label converters, value-added resellers, distributors, independent software vendors and system integrators. In addition, we employ a direct sales force that is responsible for selling our RFID products and services to key customers and developing strong relationships with strategic channel participants.

In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, revenue from product sales represented 19%, 56%, 64% and 54% of our total revenue, respectively. We expect that in the long term, product revenue will increase as a percentage of our total revenue and that sales of our RFID tags will be the primary driver of revenue growth, eventually constituting the majority of our product revenue. However, in the near future, sales of RFID hardware may constitute a significant portion of our product revenue, as organizations build out their RFID infrastructure in anticipation of more widespread adoption of RFID technologies. In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, sales of our RFID tags represented 8%, 24%, 63% and 62% of our product revenue, respectively, while in the same periods sales of our RFID hardware accounted for 92%, 76%, 37% and 38% of product revenue, respectively. We expect revenue from sales of RFID hardware will continue to increase in absolute dollars but, in the long term, decrease as a percentage of product revenue.

We believe the timing and influence of RFID implementation initiatives by third parties will be the primary driver of revenue for RFID tag sales and will cause significant fluctuations in our operating results. To date, our sales of our RFID tags have been heavily dependent upon the efforts of industry leaders such as Wal-Mart to drive implementation of RFID technologies.

In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, service revenue accounted for 81%, 44%, 36% and 46% of our total revenue, respectively. Our service revenue in fiscal 2005 included $2.2 million related to Quatrotec, representing 11% of our total revenue and 31% of service revenue for such fiscal year. Our service revenue in the six months ended April 1, 2006 included $1.5 million related to Quatrotec, representing 15% of our total revenue and 32% of service revenue. In the long term, we expect that service revenue will represent a decreasing percentage of total revenue due to anticipated growth in our product revenue, especially growth in revenue from sales of RFID tags. In the short term, service revenue may continue to constitute a significant part of our total revenue, as we try to educate organizations to the benefits of using RFID technologies to manage their supply chains through our training courses and as we sell professional services to help these organizations successfully implement RFID systems.

In addition to training courses and professional services, our service revenue also includes revenue from contracts for research and development activities. In March 2000, we entered into a technology development agreement with a defense contractor. In May 2002, we were awarded an extension of this agreement for approximately $0.7 million, which was recorded as service revenue in our consolidated statements of operations during fiscal 2003. In August 2001, we entered into agreements with two universities to perform contract research and development related to RFID technology in connection with the U.S. Defense Microelectronics Activity. The agreement with one of these universities was renewed for an additional $4.6 million in August

2002, $3.0 million in October 2003, $2.5 million in October 2004 and $1.5 million in December 2005. In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, we recognized revenue of $4.3 million, $2.7 million, $2.8 million and $2.5 million, respectively, related to these university agreements, which is included in service revenue in our consolidated statements of operations. The universities retain limited rights to any intellectual property developed under these arrangements.

Our service revenue has fluctuated, and we expect it will continue to fluctuate, period to period based on a number of factors, including the timing of contracts and the government agency’s willingness to continue to enter into new research and development contracts.

We have historically generated a substantial majority of our revenue from customers based in the United States. In fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, revenue from customers based in the United States accounted for 91%, 88%, 83% and 80% of total revenue, respectively. As market acceptance of RFID technologies continues to expand, we expect that product revenue from international customers will increase in absolute dollars, but that sales to North American customers will continue to represent the majority of our product revenue for the foreseeable future.

Cost of Revenue

Cost of product revenue includes costs associated with the manufacture of our RFID tags, RFID readers and other hardware. Costs associated with the manufacture of RFID tags typically include purchases of ICs and antennas and associated costs of assembly, testing and manufacturing, as well as associated overhead costs such as logistics, quality control, planning and procurement. These costs are dependent, at least in part, on the terms that we are able to negotiate with our suppliers, including pricing and payment terms. We outsource the manufacture of our RFID readers to a third-party contract manufacturer, and our costs for our RFID readers are based on negotiated prices for finished goods. Cost of product revenue also includes charges for inventory write-downs and accrued losses on purchase commitments to third-party contract manufacturers.

Cost of service revenue consists primarily of direct labor and other associated costs such as travel, third-party consulting and materials associated with fulfilling the contracts under which the services are provided. In addition, our cost of service revenue includes costs associated with our contracts with universities and defense contractors, under which we receive payments in connection with our research and development activities. These costs include direct labor costs of the development resources we have committed to the various contracts, third-party consulting and services, direct materials and allowable overhead expenses.

Gross Profit

Our overall gross profit varies according to the mix of product and service revenue, the mix of products sold and total sales volume. Currently, we do not generate positive gross profit on the sale of our RFID products and have not done so since we started selling our RFID products in 2002. This is due to a number of factors, including fixed costs that are intended to support a significantly higher level of revenue and sales volumes, costs associated with the commencement of production of new products, which typically have lower yields during the early part of a product life cycle, and charges for excess inventory and obsolescence. For example, we currently outsource standard flip chip assembly processes to manufacture our second generation, or Gen 2, RFID tag products. Currently we sell our Gen 2 RFID tag products at a price below the variable cost to manufacture our products. We are in the process of transitioning to using our newly designed Gen 2 ICs from using more expensive third party ICs, which transition will help lower our variable manufacturing costs.

We do not expect to experience positive gross profit on sales of our Gen 2 RFID tags until we complete our anticipated transitions to using our proprietary FSA-based tag manufacturing process and to using our newly designed ICs in these products, and sales volumes for our Gen 2 tags increase substantially. The completion of the transition to our FSA-based tag manufacturing process is not currently anticipated to occur until the end of fiscal 2006, and may take longer. In addition, we expect to complete the transition to using our newly designed ICs by the first half of fiscal 2007, although it may also take longer.

We have invested in a manufacturing infrastructure, including a newly constructed facility in Fargo, North Dakota, which results in our having substantial fixed costs. We are also currently expanding our tag manufacturing capacity significantly in anticipation of rapid growth in market demand for our RFID tags. Until such demand actually materializes, however, the fixed costs of our manufacturing infrastructure will have a negative effect on our gross profit and thus our results of operations and financial condition.

As manufacturing volumes increase from current levels, however, we believe our highly automated FSA-based tag manufacturing processes will provide a cost advantage compared to current alternative RFID tag manufacturing processes. Further, we believe that many of the key elements of our manufacturing infrastructure are already, or soon will be, in place to support relatively large production volumes. For example, we expect to have two high-speed strap-attach machines, or HiSAM’s, installed and operational by the end of 2006, each of which has the capacity to produce up to 250 million inlays per year. As anticipated market demand for our RFID tags increases, we intend to invest in additional manufacturing equipment, primarily additional HiSAM’s, to scale our RFID tag production capacity and attempt to leverage our relatively fixed-cost manufacturing infrastructure. We plan to invest approximately $19 million, as volume demand increases, on manufacturing equipment and tenant improvements that will result in annual manufacturing capacity of approximately 2 billion inlays as well as infrastructure improvements to support additional capacity.

Gross margin, which is gross profit as a percentage of revenue, for service revenue is influenced by the types of services provided and the mix of those services. Gross margin on professional services is generally lower than gross margin from training courses and research and development contracts. We expect that revenue from professional services will represent an increasingly higher percentage of overall service revenue, and therefore we anticipate that gross margin for our service revenue will decline in future periods.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related compensation costs for our engineering personnel, non-recurring engineering costs for product, process and prototype development and consulting. In the past, we have invested, and we plan to continue to invest in the future, significant amounts in research and development activities to develop new products. Accordingly, we expect research and development expenses to increase in absolute dollars in future periods. Research and development expenses do not, however, include cost of service revenue associated with research and development contracts with universities and defense contractors. See “Cost of Revenue.”

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related compensation costs for our personnel, as well as advertising and promotional expenses. We anticipate that sales and marketing expenses will continue to increase in absolute dollars, as we focus on expanding our market penetration, enter new geographic and vertical markets, and attempt to increase brand awareness through promotional activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related compensation costs for our personnel, legal and professional services, travel and related expenses, insurance, occupancy and other overhead costs. We expect that our general and administrative costs will increase due to the costs associated with being a public company, including increased costs to become compliant with Section 404 of the Sarbanes-Oxley Act, increased legal and accounting fees, and higher insurance expenses, particularly directors’ and officers’ liability insurance.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to uncollectible accounts receivable, inventories, income taxes, warranty obligations and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

In fiscal 2005, we adopted a fiscal accounting year with the last day of the year ending on the Saturday closest to September 30. Fiscal 2005 ended on October 1, 2005 and contained 52 weeks, and the second quarter of fiscal 2006 ended on April 1, 2006.

We believe the following critical accounting policies involve our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. We evaluate each of the four criteria as follows:

Persuasive Evidence of an Arrangement Exists

For product sales to larger customers and research and development services, persuasive evidence of an arrangement exists when we enter into a written contract, which is signed by both the customer and us, or when we receive a purchase order from those customers that have previously negotiated a standard arrangement with us. For product sales to all other classes of customers, training courses and professional services, persuasive evidence of an arrangement exists when we receive a purchase order.

Delivery has Occurred

Our standard transfer terms are free on board shipping point. Delivery is considered to have occurred when title and risk of loss have passed to the customer at the time of shipment. For sale of products through distributors, we recognize revenue when the products are sold by the distributor to the distributor’s customer.

Revenue from training courses is recognized when the services are completed. Revenue from professional services and research and development arrangements under time-and-materials and fixed price arrangements is recognized as services are proportionately performed through the contract period based upon labor hours incurred to date, assuming that all significant contractual obligations are satisfied and the resulting receivable is deemed collectible by management. If substantive milestones exist, revenue is recognized on achievement of these milestones. We have established fair value for our professional services and training courses, based on the price charged when sold separately. When a sale involves multiple elements, such as a sale of products that includes professional services, product revenue is recognized upon delivery using the residual method. We have no contractual obligation to provide maintenance or support to the customer.

We may provide limited updates to firmware, which is incidental to the reader hardware product, to ensure compatibility with RFID tags. The cost of delivering firmware updates, if any, is expected to be immaterial.

Fee is Fixed or Determinable

We do not offer general rights of return to our customers. Customers have a right to return products that do not function according to specification within the warranty period for repair or replacement only. We do not offer payment terms greater than 90 days from the sale of products or completion of services.

Our arrangements with certain distributors include limited contractual rights of return and inventory price protection. Revenue on these arrangements is recognized when the products are sold by the distributor to its customer. Price protection credits are offered on inventory held by distributors. These credits reduce only the deferred revenue and related accounts receivable due from the distributors and not any recognized revenue.

Collectibility is Reasonably Assured

Collectibility is assessed on a customer-by-customer basis. New and existing customers are subject to an ongoing credit review process, which evaluates the customer’s financial position, its historical payment history, and its ability to pay. If it is determined prior to revenue recognition that the collectibility is not reasonably assured, recognition of the revenue is deferred and recognized upon receipt of cash, assuming all other revenue recognition criteria are satisfied.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. In determining provisions, we analyze several factors, including: our historical collection experience, customer concentrations, customer credit-worthiness and current economic trends. If the historical data used to calculate allowances for doubtful accounts do not adequately reflect our estimation of our future ability to collect outstanding receivables, we may record additional provisions for doubtful accounts. We record these provisions in general and administrative expense in our consolidated statement of operations.

Inventory Valuation

Inventory is valued at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market. Newly developed products are generally not valued until they have been qualified for use by customers for evaluation purposes. In addition to provisions based on newly introduced parts, statistical and judgmental assessments are made for the remaining inventory based on assumptions about future demand and market conditions. We identify excess and obsolete inventory by analyzing inventory aging, recent sales, order backlog, and demand forecasts. Based on these and other factors, we estimate on an individual product basis the net realizable value of our inventory. Net realizable value is determined as the forecast sales price of the product less the estimated cost of disposal. We reduce the carrying value to estimated net realizable value if it is less than standard cost. If actual market conditions and resulting product sales are less favorable than our projections, additional inventory provisions may be required that could adversely affect our operating results.

Goodwill and Intangible Assets

We record goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. We account for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. Goodwill is tested for impairment in our fiscal fourth quarter. We amortize intangible assets over their respective finite lives up to their estimated residual values and review them for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

We continually monitor events and changes in circumstances that could indicate the carrying amounts of the long-lived assets, including property and equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of the long-lived asset by determining whether its carrying value will be recovered through undiscounted expected future net cash flows. If future undiscounted net cash flows are less than the carrying amount of the asset, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

In connection with our acquisition of Quatrotec, we estimated that the acquired intangibles have a weighted-average useful life of approximately three years. These intangible assets include customer relationships of approximately $0.4 million, which have a four-year useful life, customer backlog of approximately $0.3 million, which has a one-year useful life, and trade name of approximately $0.2 million, which has a four-year useful life.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary in order to reduce deferred tax assets to the amounts expected to be recovered.

We believe sufficient uncertainty exists regarding our ability to realize our deferred tax assets and, accordingly, a valuation allowance has been established against the net deferred tax assets. Our net valuation allowance increased by approximately $11.7 million and $20.9 million in fiscal 2004 and fiscal 2005, respectively.

As of October 1, 2005, we had federal and state net operating loss carryforwards of approximately $137.5 million and $60.7 million, respectively. Our federal tax loss carryforwards expire in varying amounts in tax years 2010 through 2019, and our California tax loss carryforwards expire in varying amounts from 2005 through 2014. Utilization of net operating loss carryforwards to offset future income subject to taxes may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. We have determined that ownership changes have occurred due to significant sales of our equity securities in recent years. Accordingly, utilization of our net operating loss and tax credit carryforwards could be significantly reduced.

Contingencies

We are subject to various loss contingencies occurring in the normal course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of the loss, impairment or liability, in determining loss contingencies in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

In fiscal 2005, we entered into non-cancelable purchase commitments for ICs from a third-party supplier. These ICs were purchased in anticipation of continued demand for certain of our Gen 1 RFID tag products. At the end of fiscal 2005, we evaluated the outlook for the sales of such products and determined that our commitment exceeded forecasted demand. As a result, in fiscal 2005 we accrued a reserve of approximately $1.0 million to provide for the anticipated loss under this arrangement. This charge is included in cost of product revenue in fiscal 2005. As of April 1, 2006, we no longer had any open commitments to such third-party supplier.

During fiscal 2005, we entered into a non-cancelable purchase agreement with a third-party supplier for the purchase of integrated circuits to be used in our Gen 2 RFID tag products. Subsequent to entering into the agreement, we changed our assessment of market trends and, in particular, our forecast of average selling prices, to such an extent that the cost to us of our products incorporating such third-party supplier’s ICs is such that we estimate the finished cost of these products will exceed our current and forecasted market selling prices. As a result, in fiscal 2005 we accrued $4.0 million to provide for the forecasted loss that will be incurred as a result of fulfilling our obligations under the agreement. This charge is included in cost of product revenue in fiscal 2005.

Stock-Based Compensation

Through the end of fiscal 2005, we accounted for options granted to our employees and directors in accordance with the intrinsic value-based method of accounting for employee stock-based compensation as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issues to Employees,” or APB 25, and related interpretations including Financial Accounting Standards Board, or FASB, Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,” to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeded the exercise price on the date of grant.

From October 2004 through September 2005, we granted options to our employees and directors to purchase 2,065,050 shares of common stock with exercise prices from $3.75 to $5.25 per share. The fair value of our common stock prior to October 1, 2005 was determined by our board of directors with input from management. Because there has been no public market for our common stock, our board of directors determined the fair value of our common stock by considering a number of objective and subjective factors, including our operating and financial performance, corporate milestones, the prices at which we sold shares of convertible preferred stock, the superior rights and preferences of our convertible preferred stock and the risk and non-liquid nature of our common stock.

In December 2005, we obtained an appraisal from Financial Strategies Consulting Group, LLC, of the fair value of our common shares for financial reporting purposes. The appraisal valued our common stock by estimating our enterprise value using both a market and an income approach. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections. As a result of this appraisal, we determined that the reassessed fair value of our common stock ranged from $3.87 to $10.47 per share during fiscal 2005, thus exceeding the exercise price of the options granted during this period for accounting purposes. As a result, we recorded deferred stock-based compensation of $4.2 million related to these grants during fiscal 2005.

The following table presents additional information related to options granted to employees and directors during fiscal 2005 accounted for under the intrinsic value method:

Options Granted During the Three Months Ended	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Reassessed Fair Value Per Share	Weighted Average Intrinsic Value Per Share
December 31, 2004	479,950	$3.75	$4.29	$0.54
March 31, 2005	790,917	3.75	4.68	0.93
June 30, 2005	535,683	4.50	7.86	3.36
October 1, 2005	258,500	5.25	10.47	5.22

We amortize deferred stock-based compensation on the straight-line method over the vesting periods of the stock options, which is generally four years. Our stock-based compensation expense for stock options granted in fiscal 2005 was $0.3 million in fiscal 2005 and is estimated to be $1.0 million in fiscal 2006, $1.0 million in fiscal 2007, $1.0 million in fiscal 2008 and $0.9 million in fiscal 2009.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS 123R. This statement requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. We adopted the provisions of SFAS 123R effective October 2, 2005, using the prospective method. The impact of adoption of SFAS 123R is described in Note 2(n) of the Notes to Consolidated Financial Statements, which are included elsewhere in this prospectus. In January 2006 and April 2006, we obtained an appraisal of the fair value of our common stock as of December 31, 2005 and April 1, 2006 for financial reporting purposes. The appraisal valued our common stock by estimating our enterprise value using both a market and an income approach. The market approach was based on historical valuation multiples of comparable publicly traded companies and the income approach was based on a discounted cash flow method applied to management’s projections. The following table presents additional information related to options granted during the six months ended April 1, 2006 accounted for under the fair value method under SFAS 123R:

Options Granted During the Three Months Ended	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Fair Value Per Underlying Share	Weighted Average Intrinsic Value Per Share	Weighted Average Grant Date Fair Value Per Share
December 31, 2005	122,367	$6.00	$11.01	$5.01	$9.21
April 1, 2006	915,280	12.30	12.30	-0-	9.45

The intrinsic value of the outstanding vested and unvested options at April 1, 2006, based on an assumed initial public offering price of $11.00 per share, was approximately $31.5 million and $19.3 million, respectively.

In addition to the purchase consideration, we issued 241,667 unvested shares of common stock to three former shareholders of Quatrotec that became our employees after the acquisition. Of the 241,667 unvested shares issued, 91,667 shares are subject only to an employment condition with 50% of the total shares vesting on April 30, 2006 and 50% of the total shares vesting on April 30, 2007. These shares are accounted for as a fixed share-based award and the related deferred stock-based compensation of $0.7 million is being amortized on a straight-line basis over the two-year vesting period. The remaining 150,000 unvested shares are subject to both an employment condition and performance condition based on revenue targets over a period of 36 months from the date of the acquisition. These shares are accounted for as a variable share-based award and will be remeasured until the contingency related to the performance condition is resolved. Stock-based compensation expense related to variable share-based awards amounted to $0.4 million and $0.5 million for fiscal 2005 and the six months ended April 1, 2006, respectively.

Results of Operations

Comparison of the Six Months Ended March 31, 2005 and April 1, 2006

Revenue

Our total revenue decreased from $11.1 million in the six months ended March 31, 2005 to $10.0 million in the six months ended April 1, 2006, a decrease of $1.1 million, or 10%. The decrease in total revenue is comprised of a decrease in product revenue from $8.5 million in the six months ended March 31, 2005 to $5.4 million in the six months ended April 1, 2006, a decrease of $3.1 million, or 37% offset by an increase in service revenue from $2.6 million in the six months ended March 31, 2005 to $4.6 million in the six months ended April 1, 2006, an increase of $2.0 million, or 74%.

The $3.1 million decrease in product revenue was attributable to decreases in reader hardware revenue of $2.0 million and tag revenue of $1.1 million. Revenue from RFID readers was negatively affected in the six months ended April 1, 2006 as a result of the industry transition from a Gen 1 specification to a Gen 2 specification which delayed purchases by our customers of RFID readers and our discontinuance of a reader product during 2005. In addition, product revenue was adversely affected in the six months ended April 1, 2006 by a decrease in average selling prices for our RFID inlay products and a decrease in sales of RFID straps, which were being supplied to a single customer in the six months ended March 31, 2005, which customer subsequently discontinued buying such product in the second half of fiscal 2005.

The $2.0 million increase in our service revenue was primarily due to the acquisition of Quatrotec and inclusion of its service revenue in our results for the six months ended April 1, 2006, which accounted for $1.5 million or 33% of service revenue. We acquired Quatrotec in the third quarter of fiscal 2005. Service revenue from other than Quatrotec increased from $2.6 million in the six months ended March 31, 2005 to $3.1 million in the six months ended April 1, 2006, an increase of $0.7 million, or 29%. This increase is due primarily to an increase in revenue generated under research and development contracts that increased from $1.7 million in the six months ended March 31, 2005 to $2.5 million in the six months ended April 1, 2006, an increase of $0.8 million or 47%.

Cost of Revenue

Our cost of revenue decreased $0.7 million from $16.7 million, in the six months ended March 31, 2005 to $16.0 million, or 4% of revenue, in the six months ended April 1, 2006. Cost of product revenue decreased $1.8 million from $14.9 million in the six months ended March 31, 2005 to $13.1 million in the six months ended the six months ended April 1, 2006, due primarily to a 32% decrease in reader units shipped as a result of the Gen 2 introduction impact on Gen 1 reader sales, as well as a decrease in the sales of RFID straps. Cost of product revenue as a percentage of revenue increased largely due to new products, such as the 9800 Gen 2 reader, being introduced during the six months ended April 1, 2006 at significantly higher initial cost than the mature Gen 1 product. Cost of service revenue increased from $1.8 million in the six months ended March 31, 2005 to $2.9 million in the six months ended April 1, 2006, an increase of $1.1 million, or 63%. The increase in cost of service revenue was due primarily to the acquisition of Quatrotec and its inclusion in our results for the six months ended April 1, 2006 and higher expenses under commercial service agreements offset by a decrease in costs associated with our government contracts.

Gross Profit (Loss)

Gross loss increased $0.5 million from a gross loss of $5.6 million, or 50% of revenue, in the six months ended March 31, 2005 to a gross loss of $6.1 million, or 61% of revenue, in the six months ended April 1, 2006. The increase in gross loss was related principally to the $3.1 million decrease in product revenue during this period as compared to the six months ended March 31, 2005. Gross loss from product revenue increased from a gross loss of $6.4 million, or 75% of product revenue in the six months ended March 31, 2005, to a gross loss of $7.7 million, or 143% of product revenue, in the six months ended April 1, 2006, an increase of $1.3 million or 21%. In addition to the factors described above, gross loss in the six months ended April 1, 2006 was adversely affected by an increase of $1.8 million in manufacturing overhead spending incurred in anticipation of future unit volume growth. Gross profit for services revenue increased from $0.8 million, or 31% of services revenue, in the six months ended March 31, 2005 to $1.6 million, or 36% of services revenue, in the six months ended April 1, 2006, an increase of $0.8 million, or 100%. The decrease in service gross profit as a percent of service revenue is due primarily to lower fees being charged on new contracts for research and development. Our ability to achieve profitability is heavily dependent upon the market for RFID products growing and our ability to successfully compete in this market. If we fail to achieve profitability, our operating results will suffer and our financial condition and business prospects will be harmed. See “Risk Factors—Widespread market acceptance of RFID products in the application areas that we target is uncertain. If the market for RFID products does not continue to develop, or develops more slowly than we expect, our business may be harmed” and “—The market in which we operate is highly competitive, and if we fail to compete successfully, our business and results of operations would be significantly harmed” for a discussion of the impact on our operating results, financial condition and business prospects if the market does not grow or if we are unable to compete successfully.

Operating Expenses

Research and Development. Research and development expenses increased from $5.1 million, or 46% of revenue, in the six months ended March 31, 2005, to $7.0 million, or 70% of revenue, in the six months ended

April 1, 2006, an increase of $1.9 million, or 37%. The increase is due primarily to an increase in compensation related costs of $0.8 million associated with higher headcount and a decrease in the amount of research and development expenses associated with service revenue. Research and development expenses included $0.2 million in stock-based compensation expense in the six months ended March 31, 2005 and $0.3 million in the six months ended April 1, 2006. Research and development expenses do not include the costs of research and development service arrangements, which are included in cost of service revenue.

Sales and Marketing. Sales and marketing expenses increased from $3.4 million, or 31% of revenue, in the six months ended March 31, 2005 to $7.1 million, or 71% of revenue, in the six months ended April 1, 2006, an increase of $3.7 million, or 108%. The increase is due primarily to an increase in advertising and promotional activity and materials of $1.0 million to build brand awareness and increase market visibility, an increase of $1.0 million in employee-related costs due to a 46% increase in sales headcount, an increase in stock-based compensation expense of $0.6 million and a $0.4 million increase in travel expenses associated with higher levels of business activity.

General and Administrative. General and administrative expenses increased from $2.5 million, or 22% of revenue, in the six months ended March 31, 2005 to $8.1 million, or 81% of revenue, in the six months ended April 1, 2006, an increase of $5.6 million or 224%. The increase in general and administrative expenses is due primarily to an increase of $1.8 million in employee related costs due to higher levels of bonus accruals and compensation expenses associated with employment agreements entered into by us with our chief executive officer and our former chief financial officer, an increase in stock-based compensation expense of $1.4 million in the six months ended April 1, 2006, an increase in legal and professional fees of $0.9 million associated with increased levels of business activity, an accrual of $0.8 million associated with the preliminary results of a sales and use tax audit and $0.5 million associated with the write-offs of fixed assets.

Other Income (Expense), Net

Other income (expense), net principally consists of interest income on our investment portfolio offset by interest expense incurred on debt financing used to acquire capital equipment. Other expense, net was approximately $0.1 million in the six months ended March 31, 2005 as compared to other income, net, of approximately $1.4 million in the six months ended April 1, 2006. The $1.5 million increase in other income, net was due primarily to interest income earned on higher cash balances resulting from cash raised from sales of preferred stock and other income related to the change in fair value of liability classified warrants offset by interest expense associated with outstanding debt and capital leases.

Cumulative Effect of Change in Accounting Principle

In June 2005, the FASB issued FASB Staff Position 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” or FSP 150-5. FSP 150-5 specifies a warrant for puttable shares are liabilities even if the share repurchase feature is conditional on a defined contingency. The Company’s convertible preferred stock is redeemable in the case of a deemed liquidation event and is therefore reported as redeemable convertible preferred stock outside of stockholders’ equity (deficit) on the consolidated balance sheet. FSP 150-5 is effective for reporting periods beginning after June 30, 2005.

In October 2005, we adopted FSP 150-5, which resulted in the recognition of a liability of $12.6 million, a charge to earnings of $7.5 million as cumulative effect of change in accounting principle and a charge against additional paid-in capital of $5.1 million. Subsequent changes in the fair value of the redeemable preferred stock warrants will be recorded as other income (expense). For the six months ended April 1, 2006, we recorded other income of $0.7 million relating to changes in the fair value of the redeemable preferred stock warrants.

Comparison of the Fiscal Years Ended September 30, 2004 and October 1, 2005

Revenue

Our total revenue increased from $9.9 million in fiscal 2004 to $19.8 million in fiscal 2005, an increase of $9.9 million, or 101%. The increase in total revenue was comprised of an increase in product revenue from $5.6 million in fiscal 2004 to $12.7 million in fiscal 2005, an increase of $7.1 million, or 128%, and an increase in service revenue from $4.3 million in fiscal 2004 to $7.1 million in fiscal 2005, an increase of $2.8 million, or 66%.

The $7.1 million increase in product revenue was due primarily to an increase in sales of RFID tags and, to a lesser extent, an increase in sales of RFID hardware, primarily RFID readers. The increase in revenue for both RFID tags and hardware was due primarily to the effect of Wal-Mart requiring its top 100 suppliers, beginning in January 2005, to implement RFID tagging for certain of their products. This resulted in broad purchasing activity of both RFID tags and hardware by Wal-Mart suppliers. Revenue from RFID tags increased from $1.4 million in fiscal 2004 to $8.0 million in fiscal 2005, an increase of $6.6 million, or 471%. The increase in revenue from RFID tags was due to a 622% increase in unit volumes, partially offset by a 29% decrease in average selling prices. Revenue from RFID hardware sales, consisting primarily of RFID readers, increased from $4.2 million in fiscal 2004 to $4.7 million in fiscal 2005, an increase of $0.5 million, or 12%. The increase in revenue from RFID hardware was due primarily to a 92% increase in unit volumes of RFID readers, partially offset by a 28% decrease in average selling prices for such readers.

The $2.8 million increase in our service revenue was primarily due to the acquisition of Quatrotec and inclusion of its revenue in our results for fiscal 2005 from the date of acquisition. We acquired Quatrotec in the third quarter of fiscal 2005. Service revenue related to Quatrotec accounted for $2.2 million, or 31%, of our service revenue in fiscal 2005. Service revenue from other than Quatrotec increased from $4.3 million in fiscal 2004 to $5.0 million in fiscal 2005, an increase of $0.7 million, or 16%. This increase was due primarily to an increase in contract revenue generated under research and development contracts, which increased 19% to $3.0 million in fiscal 2005.

Cost of Revenue

Our cost of revenue increased $26.6 million from $16.9 million, or 171% of revenue, in fiscal 2004 to $43.5 million, or 219% of revenue, in fiscal 2005. Cost of product revenue increased $24.0 million from $14.6 million in fiscal 2004 to $38.6 million in fiscal 2005, due primarily to an increase in the number of units sold, higher compensation and related costs due to an increase in personnel involved in making these products and the effect of charges recorded for inventory write-downs of $3.4 million related to Gen 1 inventory, $1.2 million related to straps and $0.8 million associated with other products and losses incurred on non-cancelable purchase commitments of $5.0 million. See Note 9(b) of the Notes to Consolidated Financial Statements. Cost of product revenue also included $13,000 in stock-based compensation expense in fiscal 2005. Cost of service revenue increased from $2.3 million in fiscal 2004 to $4.9 million in fiscal 2005, an increase of $2.6 million, or 114%. The increase in cost of service revenue was due primarily to the inclusion of Quatrotec’s results from the date of acquisition for fiscal 2005 and higher expenses in fulfilling our obligations under research and development contracts.

Gross Profit (Loss)

Gross loss increased from a gross loss of $7.0 million, or 71% of revenue, in fiscal 2004 to a gross loss of $23.7 million, or 119% of revenue, in fiscal 2005.

The $16.7 million increase in gross loss was due primarily to the $26.6 million increase in cost of revenue during the period as compared to fiscal 2004, $24.0 million of which was due to the increase in cost of product revenue. Gross loss from product revenue increased from a gross loss of $9.1 million, or 163% of product revenue, in fiscal 2004 to a gross loss of $25.9 million, or 204% of product revenue, in fiscal 2005, an increase of $16.8 million, or 186%. In addition to the factors cited above, this increase resulted from higher than anticipated unit costs, as we experienced lower than expected yields in the manufacture of our RFID tags, and the effect of under-absorbed capacity. Gross profit from service revenue increased from $2.0 million, or 47% of service revenue, in fiscal 2004 to $2.3 million, or 32% of service revenue, in fiscal 2005, an increase of $0.3 million, or 12%. The decrease in gross profit as a percent of service revenue was due primarily to the inclusion of Quatrotec’s results from the date of acquisition in fiscal 2005, which generally carry lower profit margins than other services, as well as lower margins from services under research and development contracts. The direct costs of these arrangements increased from $1.7 million in fiscal 2004 to $2.6 million in fiscal 2005, an increase of $0.9 million or 53%. This increase was due primarily to an increase in the activities associated with the arrangements.

Operating Expenses

Research and Development. Research and development expenses remained consistent at $11.4 million, or 116% of revenue, in fiscal 2004 and $11.4 million, or 58% of revenue, in fiscal 2005. Compensation related expenses comprised approximately 50% of total research and development spending in each of fiscal 2004 and fiscal 2005. Research and development expense included $0.7 million in stock-based compensation expense in fiscal 2005. Research and development expenses do not include the costs incurred under research and development contracts, which are included in cost of revenue.

Sales and Marketing. Sales and marketing expenses increased from $5.4 million, or 55% of revenue, in fiscal 2004 to $10.1 million, or 51% of revenue, in fiscal 2005, an increase of $4.7 million, or 86%. The majority of the increase was due primarily to a $1.8 million increase in employee-related costs resulting from an increase in sales headcount and an increase of $1.0 million in advertising and promotional activity to build brand awareness and increase market visibility. Sales and marketing expenses included $0.1 million in stock-based compensation expense in fiscal 2005.

General and Administrative. General and administrative expenses increased from $3.5 million, or 36% of revenue, in fiscal 2004 to $8.1 million, or 41% of revenue, in fiscal 2005 an increase of $4.6 million, or 132%. The increase in general and administrative expenses was due primarily to higher employee-related costs, including recruitment costs, from an increase in headcount, and higher legal and professional fees associated with increased levels of business activity. General and administrative expenses included $0.8 million in stock-based compensation expense in fiscal 2005.

Other Income (Expense), Net

Other income (expense), net principally consists of interest income on our investment portfolio offset by interest expense incurred on debt financing used to acquire capital equipment. Other expense, net was $0.3 million in fiscal 2004 as compared to other income, net of $0.2 million in fiscal 2005. The increase in other income, net was due primarily to interest income earned on higher cash balances as a result of sales of our preferred stock in fiscal 2005, offset by interest expense associated with long-term debt.

Comparison of the Fiscal Years Ended September 30, 2003 and September 30, 2004

Revenue

Our total revenue increased from $6.8 million in fiscal 2003 to $9.9 million in fiscal 2004, an increase of $3.1 million, or 46%. The increase in total revenue was comprised of an increase in product revenue from $1.3 million in fiscal 2003 to $5.6 million in fiscal 2004, an increase of $4.3 million, or 344%, partially offset by a decrease in service revenue from $5.5 million in fiscal 2003 to $4.3 million in fiscal 2004, a decrease of $1.2 million, or 22%.

The $4.3 million increase in product revenue was due primarily to an increase in sales of RFID hardware, consisting primarily of RFID readers, and, to a lesser extent, an increase in sales of RFID tags. The increase in revenue for both RFID hardware and RFID tags was due primarily to anticipation of Wal-Mart requiring its top 100 suppliers, beginning in January 2005, to implement RFID tagging for certain of their products. This resulted in Wal-Mart’s suppliers transitioning their RFID efforts from primarily pilot activities to commercial deployment of RFID. Revenue from RFID tags increased from $0.1 million in fiscal 2003 to $1.4 million in fiscal 2004, an increase of $1.3 million which is indicative of this transition. The increase in revenue from RFID tags in fiscal 2004 resulted from a 776% increase in unit volumes and a 67% increase in average selling prices. Revenue from RFID hardware sales, consisting primarily of RFID readers, increased from $1.2 million in fiscal 2003 to $4.2 million in fiscal 2004, an increase of $3.0 million, or 265%. This increase resulted primarily from a 180% increase in unit volumes for RFID readers partially offset by a 6% decrease in average selling prices for those readers.

The $1.2 million decrease in service revenue in fiscal 2004 was due primarily to a decrease of 44% in revenue generated under research and development contracts partially offset by higher revenue generated by RFID training courses. The decrease in revenue generated under research and development contracts reflected the completion of two contracts in fiscal 2003 that were not fully offset by new contracts in fiscal 2004.

Cost of Revenue

Our cost of revenue increased $11.6 million from $5.3 million, or 79% of revenue, in fiscal 2003 to $16.9 million, or 171% of revenue, in fiscal 2004. Cost of product revenue increased $11.9 million from $2.7 million in fiscal 2003 to $14.6 million in fiscal 2004 due primarily to an increase in the number of units sold and higher compensation and related costs due to an increase in personnel. Cost of revenue for service revenue decreased from $2.6 million in fiscal 2003 to $2.3 million in fiscal 2004, a decrease of $0.3 million, or 13%. The decrease in cost of revenue for service was due primarily to the decrease in service revenue under research and development contracts. The direct costs of these arrangements decreased from $2.3 million in fiscal 2003 to $1.7 million in fiscal 2004, a decrease of $0.6 million or 26%, primarily due to a decrease in the activities associated with funded development programs.

Gross Profit (Loss)

Gross profit (loss) decreased $8.4 million from a gross profit of $1.4 million, or 21% of revenue, in fiscal 2003 to a gross loss of $7.0 million, or 71% of revenue, in fiscal 2004. The decrease was due primarily to the $11.9 million increase in cost of product revenue as compared to fiscal 2003. Gross profit from service revenue decreased from $2.9 million, or 53% of service revenue, in fiscal 2003 to $2.0 million, or 47% of service revenue, in fiscal 2004, a decrease of $0.9 million, or 31%. Gross loss from product revenue increased from a gross loss of $1.5 million, or 117% of product revenue, in fiscal 2003 to $9.1 million, or 163% of product revenue, in fiscal 2004, an increase of $7.6 million, or 519%. In addition to the factors cited above, this increase resulted from higher than anticipated unit costs as we experienced lower than expected yields in the manufacture of our RFID tag products, and the effect of under-absorbed capacity.

Operating Expenses

Research and Development. Research and development expenses decreased from $15.1 million, or 223% of revenue, in fiscal 2003 to $11.4 million, or 116% of revenue, in fiscal 2004, a decrease of $3.7 million, or 24%. The decrease was due primarily to a decrease in research and development activities as a result of the release of our products into production in fiscal 2004. Research and development expenses do not include the costs incurred under research and development contracts, which are included in cost of revenue.

Sales and Marketing. Sales and marketing expenses increased $3.1 million from $2.3 million, or 34% of revenue, in fiscal 2003, to $5.4 million, or 55% of revenue, in fiscal 2004, or 136%. The increase in costs was due primarily to a $2.7 million increase in employee-related costs resulting from an increase in headcount, as well as, higher bonus and commission expense associated with higher levels of revenue, and an increase in travel expenses of $0.5 million associated with higher levels of revenue and related activities.

General and Administrative. General and administrative expenses increased from $3.1 million, or 45% of revenue, in fiscal 2003 to $3.5 million, or 36% of revenue, in fiscal 2004, an increase of $0.4 million, or 15%. The increase in costs was due primarily to higher legal fees associated with patent activity and higher employee-related costs from an increase in headcount.

Other Income (Expense), Net

Other expense, net was $0.1 million in fiscal 2003 as compared to $0.3 million in fiscal 2004. The increase in other expense, net was due primarily to higher interest expense as a result of an increase in outstanding debt used to acquire capital equipment, partially offset by an increase in interest income due to higher cash balances resulting from sales of preferred stock.

Liquidity and Capital Resources

Our cash, cash equivalents and short-term investments were $46.4 million as of April 1, 2006 and $68.2 million as of October 1, 2005. We have historically financed our growth primarily through private sales of our preferred stock and, to a lesser extent, through utilization of equipment lease financing. Since October 1, 2002, we have received net proceeds of $143.9 million from private sales of our preferred stock and an additional $8.5 million in debt financing, the proceeds of which were used to purchase capital equipment.

Operating Activities

Net cash used in our operating activities was $23.2 million in the six months ended April 1, 2006 and $39.0 million in fiscal 2005.

Cash used by our operating activities in the six months ended April 1, 2006 was primarily due to our net loss of $34.2 million, an increase in accounts receivable of approximately $1.3 million, an increase in inventories of $5.2 million and offset by a net increase in accounts payable, accrued compensation and other accrued liabilities of $5.8 million, all related to sales growth and expanded operations and an increase in prepaid expenses and other current assets of $2.4 million due primarily to activities associated with our initial public offering. In addition, we incurred $3.1 million and $2.3 million of depreciation and amortization and stock-based compensation, respectively, which are non-cash expenses.

Cash used by operating activities in fiscal 2005 was due primarily to our net loss of $53.0 million, an increase in inventories of $7.9 million, offset by a net increase in accounts payable and other accrued liabilities of $3.0 million, all related to the growth of our business, and non-cash expenses consisting of depreciation and amortization of $5.8 million, stock-based compensation of $1.6 million and provision for inventory write-downs and loss on purchase commitment of $10.4 million.

Investing Activities

Net cash used by our investing activities was $3.2 million in the six months ended April 1, 2006, and cash provided by our investing activities was $3.7 million in fiscal 2005. Investment activities throughout these periods primarily represented the purchase and sale of short-term investment securities and the purchase of capital equipment related to our increase in our manufacturing capacity.

Investing activities in the six months ended April 1, 2006 consisted of net proceeds resulting from the sale of short-term investments of $0.3 million offset by $3.2 million in purchases of capital equipment and an increase in restricted cash of $0.2 million.

Investing activities in fiscal 2005 primarily consisted of net sales of short-term investments of $8.2 million, offset by $4.1 million in purchases of capital equipment.

Financing Activities

Net cash provided by our financing activities was $4.9 million in the six months ended April 1, 2006 and $87.5 million in fiscal 2005. Financing activities primarily included proceeds resulting from sales of our preferred stock and borrowings and repayments under our debt and capital lease agreements.

Net cash provided by our financing activities in the six months ended April 1, 2006 primarily consisted of proceeds of $5.8 million from the issuance of common and preferred stock, offset by repayment of debt of $0.9 million.

Net cash provided by our financing activities in fiscal 2005 primarily consisted of net proceeds of $85.5 million from the issuance of preferred and common stock. In addition, we received $3.4 million from borrowings, which we used for the purchase of capital equipment necessary to expand our production capacity, and we repaid $1.5 million under our debt and capital lease agreements.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations and commitments as of April 1, 2006:

	Payments Due Within
	1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
	(in thousands)
Equipment loans:
Principal	$1,629	$2,674	$639	$313	$5,255
Interest	467	397	123	14	1,001
Facility leases	2,845	5,305	5,235	8,885	22,270
Purchase obligations (1)	8,875	214	—	—	9,089
Royalties (2)	350	200	200	500	1,250

Total	$14,166	$8,790	$6,197	$9,712	$38,865

(1)	Purchase obligations represent principally our open purchase orders for services, software, manufacturing equipment and supplies.
(2)	Royalties represent minimum payments due under license agreements for our FSA technology and technology used in the design of our ICs.

Working Capital and Capital Expenditure Needs

We have currently embarked on an expansion of our manufacturing facility in Fargo, North Dakota. We estimate that the initial expansion of this facility will require an investment in capital equipment and tenant improvements of up to $19 million over the next two years. Much of this equipment has long lead times and will require deposits, which are typically non-refundable should we decide to cancel the order, to be made upon placing the order for the equipment, which could be as long as 12 months prior to delivery. At April 1, 2006, we had placed orders for $3.2 million of the equipment and had made deposits totaling $0.4 million. Historically we have financed equipment purchases through the use of debt financing, principally capital leases. We currently intend to use a combination of debt financing and proceeds from this offering to purchase the equipment. However, there can be no assurance that we will be able to procure debt financing on favorable terms, or at all. If we fail to procure debt financing on favorable terms, we expect to use the proceeds of this offering to fully fund the purchase of all the equipment.

We believe our existing cash, cash equivalents, short-term investments and the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash, cash equivalents, short-term investments and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Nearly all of our revenue, costs and expenses, including subcontractor manufacturing expenses, are denominated in U.S. dollars. However, we do maintain sales and business operations in foreign countries, and a small percentage of our revenue is derived from customers in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations and sales to our customers. We believe our foreign currency exposure today to be immaterial but expect that our exposure will increase as our international operations expand.

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments totaling $46.4 million at April 1, 2006. These amounts were invested primarily in commercial paper and money market funds. The unrestricted cash, cash equivalents and investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that a 10% change in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates and cash balances will reduce future investment income.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. At April 1, 2006, we had debt outstanding of $5.3 million. Of this amount, $3.6 million is payable at fixed rates of interest and is therefore not subject to changes in interest rates. The balance of $1.7 million was borrowed under a loan agreement which provides for an interest rate of prime plus 2.75%, or 8.50%, at April 1, 2006. A 10% change in interest rates would not have a material impact on our financial position and results of operations.

INDUSTRY

Overview and Market Opportunity

Every day, businesses, government agencies and other organizations transfer billions of units of raw materials, work-in-progress inventory, finished goods, assets and other items throughout the world. Successfully tracking the movement of these goods and assets is often critical to the success of an organization’s operations. To enhance the performance of their supply chains, asset tracking and logistics networks, organizations across a variety of industries focus heavily on obtaining real time information regarding the movement and location of goods and assets. Currently, bar code technology is the predominant technology used by organizations to track goods and assets. However, we believe it has reached certain natural limits in its capabilities. Radio frequency identification, or RFID, technology has emerged as an alternative solution to enable automated and efficient tracking of assets through extended supply chains and other settings on a near-real time basis with minimal human intervention.

An RFID system consists of an RFID tag and reader. An RFID tag or label, consisting of an integrated circuit, or IC, connected to a flexible antenna, is attached to an object, such as a case of consumer products. The tag’s IC memory carries a standardized code identifying that particular object. As tagged goods move though a supply chain or a logistics network, RFID readers at various points identify them by transmitting radio signals into a zone. RFID tags in that zone absorb and use the energy from the signal to power the tag IC and communicate the information stored in the tag’s IC memory back to the reader. Data captured by RFID readers regarding an object’s identity and location can be used by organizations almost immediately for a variety of applications. RFID technology has been used for years in access control, toll collection, animal tracking and automobile security systems, among other applications. A range of different types of RFID tags are available to meet different applications, from relatively simple passive tags that are powered entirely by radio frequency energy received from a reader, to relatively complex active and sensor tags that carry batteries and operate and communicate more autonomously.

New and emerging applications of RFID technology in supply chain and asset tracking applications generally use passive RFID systems operating in the ultra high frequency, or UHF, radio band. Recent developments in technology, industry standards and manufacturing processes allow these UHF systems to deliver long read ranges of up to 10 meters and read speeds of over 500 tags per second, at low cost with UHF tags currently selling for prices below $0.10, which represents a significant reduction in tag prices over the past year.

A number of businesses and government agencies, including Wal-Mart and the U.S. Department of Defense, have started significant programs or initiatives to implement RFID technology to help improve the effectiveness, efficiency and security of their supply chain operations. Organizations such as these have begun installing RFID reader infrastructure in their facilities, and are receiving RFID-tagged shipments from their suppliers. We expect that these initiatives, along with continuing reductions in RFID tag prices and the availability of software programs to use the data generated by RFID systems, will drive very rapid growth in the use of RFID for supply chain management and asset tracking applications over the next several years.

ABI Research, an independent market research firm, estimated in its RFID Market Update, published in the second quarter of 2006, that annual revenue for all types and frequencies of RFID readers, tags and software applications for supply chain management and asset management applications will grow to approximately $6.3 billion in 2011. These figures represent ABI Research’s moderate forecast, as contrasted with its aggressive forecast. The following chart details ABI Research’s revenue estimates for supply chain management and asset management applications worldwide through 2011.

Worldwide RFID Revenue

Supply Chain Management and Asset Management Applications (1)

Billions of Dollars

Source: ABI Research, RFID Market Update, Second Quarter of 2006

(1)	ABI Research includes container, pallet, case and item supply chain management applications, asset tagging applications and real-time location system applications in its supply chain management and asset management category. We currently focus on passive UHF products and on selected applications that represent a subset of ABI Research’s supply chain management and asset management category.

ABI Research also estimates that aggregate UHF RFID tag shipments, which include active and passive tags, will grow to over 20 billion units by 2011. The following chart details ABI Research’s estimates of total UHF tag shipments worldwide through 2011.

Worldwide UHF Tag Shipments

Billions of Units

Source: ABI Research, RFID Market Update, Second Quarter of 2006

The Importance of Improving Supply Chain and Asset Tracking Performance

For many organizations, supply chain performance and asset tracking capability is a key driver of competitive advantage and business results. In addition, organizations face new supply chain and asset tracking challenges such as shorter product life cycles, rapidly changing manufacturing and distribution arrangements, and more stringent regulatory and security requirements.

Although organizations have different metrics and priorities for tracking and improving supply chain and asset tracking performance, in general, we believe they seek improvements in effectiveness, efficiency and security.

•	Effectiveness in supply chain management means the availability of what is needed, when it is needed and where it is needed. Effectiveness is often measured by out-of-stock rates and on-time availability.

o	For retailers, this means having the right products on the shelf when customers want them. According to a 2002 study commissioned by the Grocery Manufacturers of America, food and grocery products in the top 25 categories are out of stock on the supermarket shelf an average of 7.4% of the time.

o	For airlines, this means getting passengers’ baggage to their destination at the same time as the passenger. In November 2005, the International Air Transport Association, or IATA, reported that each year approximately 1% of the 1.7 billion pieces of airline baggage that pass through the airline baggage system are mishandled. Mishandled baggage leads to incremental costs, operating delays and customer inconvenience.

•	Efficiency in supply chain management and asset tracking refers to the costs of supply chain operations. Representative performance measures are handling costs and inventory turns.

o	At the January 2004 National Retail Federation Conference, Wal-Mart’s president and chief executive officer stated that through RFID, Wal-Mart can drive excess inventory out of its business, decrease the size of the back of the store, and decrease prices.

o	In November 2005, IATA reported that the average cost to the air transportation industry per baggage mishandling is $100, and estimated that full implementation of RFID will save the air transportation industry $760 million annually.

•	Security in supply chain management and asset tracking refers to vulnerability to theft, channel diversion or the introduction of counterfeit or alternative products or materials. Supply chain and asset tracking security is often measured by theft and shrinkage costs, and also affects less quantifiable factors such as company or brand reputation, consumer safety and national security.

o	The 2004 report “Shrinkage in Europe 2004: A Survey of Stock Loss in the Fast Moving Consumer Goods Sector” found that the cost of shrinkage in the fast moving consumer goods sector was approximately €24.2 billion, which accounts for approximately 2% of market turnover. In the European retail sector, with a combined market value of €1.0 trillion, stock loss accounted for approximately 2% of turnover, equating to losses of €18.5 billion a year.

o	In February 2006, the World Health Organization reported that the counterfeiting of medicines is thought to represent 10% of the global medicines trade. A September 2005 report by the Center for Medicines in the Public Interest estimates that counterfeit pharmaceutical commerce will generate $75 billion in revenues in 2010, a 92% increase from 2005.

To improve supply chain performance, organizations have implemented increasingly sophisticated analytical and decision-support software to analyze and utilize available information about the movement of goods. These programs are designed to help further optimize manufacturing, inventory management, transportation planning, distribution and warehouse operations, store operations, order management, billing and financial systems. Supply chain execution systems and enterprise resource planning systems integrate these systems across entire organizations.

The ability of these systems to deliver improved supply chain and asset tracking performance is ultimately limited by the quality, timeliness, and specificity of information available on the movement, location, and condition of goods and assets passing through the supply chain or other environments. The implementation of bar code systems in the 1980s and 1990s provided a significant improvement in product and asset tracking over the highly manual systems that were available previously.

Limitations of Bar Code Technology

Bar code technology has served as the primary technology for automatic data capture since the 1980s. Bar code technology offers a number of attractive features and advantages. For example, bar code technology, and the infrastructure to support bar code technology, is currently broadly deployed in supply chain management and other applications around the world. In addition, the cost of incorporating bar codes directly onto products or primary product packaging is relatively minimal, as the bar code can be printed along with the other product information or included as part of the package artwork. Furthermore, the cost of incorporating bar codes in secondary product packaging at the case or carton level is generally less than the cost of programming and applying an RFID tag. We expect that the current widespread use of bar codes, existing bar code infrastructure and the low costs of printing bar codes will continue to result in the broad use of bar codes in most retail point-of-sale applications for many years.

Despite these features, however, we believe bar code technology has significant limitations, particularly for supply chain and asset tracking applications, that constrain further enhancements in performance. For example:

Bar Code Limitations	Effect of Bar Code Limitations

• Bar codes require line-of-sight reading, one item at a time.

•      Reading and recording data is labor intensive and slow, in many situations requiring manual data capture with handheld scanners.

•      Reliance on such manual processes can result in unreliable read data, such as when shipments of goods received by retail stores fail to get scanned and recorded into the retailer’s inventory database.

•      The high cost of manual reading effectively limits the number of read points in a supply chain or other settings, limiting the timeliness and frequency of product tracking.

• Marking or tearing of the bar code may render it difficult or impossible to read.	• Inability to withstand rugged handling can result in compromised data quality or the need to replace bar code labels in process.

• Bar codes can only be printed one time, and offer no capability to add additional information.	• Applications that need information to be added to products or assets at intermediate handling steps require additional bar code labels to be printed and applied.

Bar Code Limitations	Effect of Bar Code Limitations

• Bar code’s Universal Product Code, or UPC, generally identifies items only at the SKU level—equivalent to “make and model” identification for an automobile.	• Next generation supply chain and asset tracking applications utilize identification at the item level. • Product authentication applications rely on serialized identification at the item level.

• Bar codes can be copied or replaced with readily-available printing technology.	• Ease of printing counterfeit bar codes can compromise the security and integrity of supply chains and asset tracking applications.

As a result of these limitations, we believe bar code technology has limited potential to create further improvement in supply chain efficiency, effectiveness and security.

Advantages of RFID Technology

We do not expect RFID to replace bar codes for all uses. Many organizations may continue to use their bar code-based systems, or may use a combination of bar codes and RFID. Some organizations may be reluctant, at least for a period of time, to switch to RFID or other asset tracking technologies, because of additional costs associated with these technologies or until these technologies are more widely adopted and there is sufficient infrastructure in place to support them. RFID technology may help organizations overcome many of the inherent limitations of bar code technology to improve supply chain and asset tracking performance. New radio, IC and manufacturing technologies have enabled, and we believe will continue to enable, rapid advancements in performance of RFID products. Use of RFID technology for supply chain management and asset tracking has significant advantages over bar code technology, including the following:

RFID Advantages	Effect of RFID Advantages

• RFID readers are able to read multiple tags virtually simultaneously, through certain materials, with no human involvement.	• Enables automated, more reliable, cost-effective data capture at multiple points in the supply chain or other settings, allowing near real-time visibility of an asset’s location.

• RFID tags are rugged and can be read even if marred or marked.	• Enables reliable data capture even in supply chain or other settings where products and assets may encounter rugged handling, such as baggage tracking.

• Information stored on a RFID tag can be rewritten, or new data can be added, over the air remotely.

•      Enables new information to be added to tagged assets at intermediate handling or tracking points, for example to record changes or updates to an asset’s status, or to keep track of an item’s handling history.

• RFID’s 96-bit Electronic Product Code, or EPC, can uniquely identify individual items—equivalent to “license plate” identification for an automobile.

•      Enables item-level identification and traceability required for next generation supply chain applications.

o     The 96-bit EPC provides unique identifiers for 268 million companies.

o     Each company can have up to 16 million distinct object classes, with 68 billion serial numbers within each object class.

RFID Advantages	Effect of RFID Advantages

• RFID technology is significantly more difficult to copy than bar code technology and offers the potential for the implementation of high security measures.	• Allows enhanced ability to protect against counterfeiting. • Addition of fixed memory and/or encryption allows use in applications requiring very high security.

Due to these advantages, we believe RFID technologies can provide improvement to supply chain effectiveness, efficiency and security. As more information about product location and movement is available more frequently on a near real-time basis to be used and analyzed by existing and new software applications, RFID can help reduce out-of-stock rates and thereby deliver higher effectiveness. Enhanced visibility on product movement can help increase inventory turns and decrease related costs thereby increasing efficiency; and the unit-level data provided by an RFID system can provide enhanced ability to track assets and help protect against counterfeiting, thereby improving security.

RFID Adoption

A number of organizations have started significant programs or initiatives to implement RFID technology, and several have begun installing RFID infrastructure in their operations. For example, both Wal-Mart and the U.S. Department of Defense have begun the implementation of RFID tagging. Other retail companies, such as Best Buy and Metro, have initiated the installation of RFID infrastructure in their operations. Consumer goods companies, such as Gillette, Kimberly-Clark and VF, have also begun implementing RFID.

Some of these organizations have publicized the benefits they have experienced in their supply chain performance from adoption of RFID technology. For example:

•	Wal-Mart equipped over 500 facilities with RFID capabilities by the end of October 2005. In addition, Wal-Mart’s top 100 suppliers began placing RFID tags on cases and pallets shipped to certain RFID-equipped locations in 2005. These are expected to be followed by the next 200 suppliers in 2006, and the next 300 suppliers in 2007. Furthermore, an independent study commissioned by the University of Arkansas on the impact of RFID at selected Wal-Mart stores found evidence that the use of RFID technology resulted in a 16% reduction in out-of-stocks at the retail shelf and a meaningful reduction in manual orders, resulting in a reduction of excess inventory. Manual orders placed by stores were reduced by approximately 10%.

•	The U.S. Department of Defense has equipped two defense distribution depots in the United States with RFID readers and infrastructure, and is planning to equip other U.S. depots and key U.S. transportation command facilities during 2006. The U.S. Department of Defense stated that it has seen benefits based on its experience with active RFID, including cost avoidance resulting from reduced inventory in Iraq, reduced wait time, increased fill rate, and reduced retail backlog. In addition, pilot programs by various branches of the military have successfully demonstrated the benefits of passive RFID. Recent amendments to U.S. Department of Defense acquisition rules require that suppliers apply RFID tags at the case and pallet levels when shipping certain goods or materials to these two defense distribution depots.

•	In August 2005, Gillette stated that its implementation of RFID had resulted in reduced out-of-stock and lower administrative costs. Overall, Gillette forecasted that RFID represents an opportunity to achieve a 25% return on its investment through increased sales and productivity savings in ten years.

Drivers of RFID Technology Growth

We believe several factors will help accelerate the growth of RFID implementations over the next several years, including declining tag prices, the installation of RFID infrastructure, the availability of software tools to use data and the establishment of industry standards.

Declining RFID Tag Prices

We believe as the price of RFID tags decline, users of the technology will realize a greater return on investment from RFID deployments. We believe that reductions in tag prices will make implementation of RFID technology more cost-effective and desirable for a wider range of businesses and other organizations, including businesses in the apparel, pharmaceuticals, consumer electronics and electronic media industries. In addition, as RFID tag prices continue to decline, we believe more organizations will increase their investments in RFID infrastructure.

Installation of RFID Infrastructure

We believe as major users continue to install RFID readers and other infrastructure over the next several years, this will help increase demand for RFID tags. In addition, as manufacturers apply RFID tags to an increasing portion of their shipments, we believe that they will find it beneficial to implement RFID in their own operations, which will further increase demand for RFID infrastructure products and RFID tags.

Availability of Software Applications to Leverage RFID Data

Major enterprise resource planning, or ERP, industry participants such as IBM, Manhattan Associates, Microsoft, Oracle and SAP, have developed and are selling software modules that are designed to take advantage of the data provided by RFID applications. In many cases these applications are built upon an existing platform of information networks and databases, including networks and databases used in bar code systems. In addition, many new and existing software vendors are creating new software applications and analytical services that are designed to analyze, manage and utilize data collected from RFID tracking systems. We believe that users’ ability to utilize RFID data in these software applications will help encourage further adoption of RFID technology.

Establishment of Standards

Due to the importance of seamless interoperability among the various participants in an extended supply chain, we believe standardization of key RFID technology is critical to accelerate the broad-scale adoption of RFID for supply chain management and asset tracking. A second generation, or Gen 2, specification for passive UHF RFID was completed and approved in 2004 by the board of governors of EPCglobal. This Gen 2 standard creates a single, global, open specification for UHF RFID, which we believe provides a stable technology platform on which to build and implement RFID applications. Compared to the first generation, or Gen 1, specification, the Gen 2 specification provides faster read rates, more reading and writing capabilities, higher reliability in tag counting, more robust performance when many readers are close together, and enhanced security. We believe this specification will become the basis for broad adoption of RFID technologies in asset tracking, supply chain management and many other applications. The Gen 2 standard is in the process of being adopted and published by the International Organization for Standardization, or ISO, which will help ensure that it is maintained, supported, and adopted worldwide.

Success Factors

We believe that those providers of RFID products that can offer high performance at the lowest possible cost will be best positioned as the market continues to grow. In deciding to implement RFID technology, we believe organizations will seek providers of comprehensive RFID products and services, including a full range of RFID products, and professional and educational services to support those products. In addition, we believe leadership in setting industry standards and strong relationships with a broad network of industry participants will be critical to meeting growing market demand.

BUSINESS

Overview

We design, manufacture and sell radio frequency identification, or RFID, products, and provide professional and educational services to support these products. Organizations in retail, consumer goods, manufacturing, defense, transportation and logistics, pharmaceuticals and other industries use our RFID products and services to improve the effectiveness, efficiency and security of their supply chains and asset tracking operations.

We focus on passive, ultra high frequency, or UHF, RFID products and technologies, which we believe are well-suited to deliver the combination of long read range, fast read speed and low cost required for many high volume supply chain and asset tracking applications. Our products include RFID tags and readers designed for use in manufacturing lines, warehouses, distribution centers, retail stores and many other settings. We offer professional services, which include RFID training courses and engineering services, to help ensure that customer implementations of RFID products and technologies are successful. In addition, we provide a range of consulting and implementation services to airports, including the design of baggage handling and screening services and RFID system integration. In addition to supporting our customers, these activities also provide us with information regarding product and application performance, requirements and new market opportunities.

Since 2000, we have focused our efforts on the design and development of RFID products and the production of low-cost RFID tags utilizing our Fluidic Self-Assembly, or FSA, technology. We believe our proprietary tag manufacturing process, which is based on FSA and related manufacturing processes, gives us a strong cost and performance advantage in manufacturing tags over current alternative RFID tag manufacturing processes. Our facility in Morgan Hill, California is currently equipped to manufacture over 350 million RFID straps, a critical building block of an RFID tag. Beginning in 2006, we will be equipping a new manufacturing facility in Fargo, North Dakota, which is designed to enable the manufacture of high volumes of straps and inlays. We plan to install manufacturing equipment that will have the capacity to assemble over 2 billion inlays per year as volumes increase. We believe that our proprietary tag manufacturing process will enable us to increase our production capacity to keep pace with the anticipated growth in customer demand in the years ahead.

Key Strengths

Our business is focused exclusively on RFID technologies, products and services. We believe we deliver a compelling array of RFID products and services to our customers, and are well positioned for long-term success in the RFID industry. Our key strengths include:

Comprehensive RFID Product and Service Offering

We offer a variety of RFID products and services to help meet our customers’ specific needs. We can provide complete RFID data capture systems for particular applications, as well as individual readers, tags and tag components that can be integrated with other companies’ RFID products or that can be used in other applications. Our RFID Academy offers end users, consulting firms, integration service providers, software developers, government agencies and others comprehensive, hands-on courses in RFID technology and the use of RFID hardware, software and other tools. In addition, our recently-opened RFID Solutions Center in the Dayton, Ohio area offers our customers a full range of services to complement our products. By offering this comprehensive suite of products and services, we believe we are one of only a few companies capable of providing customers and integrators with complete RFID systems to support end-to-end supply chain and asset tracking solutions.

Proprietary, Scalable, Low-Cost Tag Manufacturing Process

We believe our proprietary tag manufacturing process, based on FSA and related manufacturing processes, provides us with significant cost advantages relative to current alternative RFID tag manufacturing processes. The benefits of our process include the following:

•	Suited to very small, low-cost ICs. We believe FSA is ideally suited to assemble integrated circuits, or ICs, that are very small, which we refer to as Nanoblock ICs. As advancements in semiconductor technology evolve to enable smaller and smaller RFID ICs, we believe that FSA will become increasingly effective relative to current alternative RFID tag manufacturing processes.

•	Highly efficient use of silicon. As a result of our unique etching process for cutting Nanoblock ICs from silicon wafers, we are able to pack our ICs more densely onto a silicon wafer than ICs that are designed to be cut using traditional sawing/dicing process. Consequently we are able to realize a lower cost per IC. We believe we also benefit from lower processing cost per wafer using this etching approach.

•	Rapidly scaleable, capital-efficient process. Because of its high throughput and simplicity, FSA capacity can be added quickly and at relatively low cost. Additionally, FSA is a highly scalable process by design, and therefore well-suited for production volumes in the billions of units. As a result, we believe we will be able to achieve significantly higher production capacity at a lower level of capital investment and with lower marginal production costs compared with current alternative RFID tag manufacturing processes.

Using our proprietary FSA-based tag manufacturing process, we have manufactured over 100 million first generation, or Gen 1, RFID straps in the past two years. To date, we have not used our FSA-based tag manufacturing process in high-volume production of our Gen 2 tags, pending the availability of Gen 2 ICs modified for use in our process. While we have been outsourcing the more expensive flip chip assembly processes to manufacture our Gen 2 RFID tag products, we are currently transitioning to using our FSA-based tag manufacturing process to manufacture Gen 2 tags, now that modified ICs are available. The completion of this transition to our FSA-based tag manufacturing process is anticipated to occur by the end of fiscal 2006, but may take longer.

Strong Product Performance

Our extensive knowledge of RFID technology standards and regulations, combined with our broad technical and engineering capabilities, enables us to produce products that deliver strong performance and enhanced durability in rugged supply chain and asset tracking applications. In our tag products we balance performance and cost to meet our customers’ requirements. For example, a February 2006 study by the RFID Alliance Lab at the University of Kansas tested four Gen 1 tags smaller than two inches by two inches from four vendors, and found that our ALL-9334 tag was clearly the best performing tag. Our readers include advanced features in radio and antenna design, device firmware and network software to provide excellent performance in a variety of applications and environments, and our RFID readers have been among the first to be fully compliant with industry specifications as they are adopted.

Extensive Technical Expertise

Developing high-performance RFID products requires expertise in a broad range of technical and engineering disciplines, such as tag manufacturing, reader engineering, tag antenna engineering and IC design. Our engineering team includes individuals with expertise in key areas required to develop RFID systems, including mixed signal, low-power IC design; antenna design; high-speed, roll-to-roll electronics manufacturing; and various RFID reader technologies. We have over 15 Ph.Ds and over 20 other employees with advanced technical degrees, representing over 65% of our engineering team. Our range of experience and expertise across all these areas helps us develop individual RFID products that work effectively in overall RFID systems.

In addition, our intellectual property portfolio includes patents, trade secrets and know-how relating to FSA and related manufacturing processes relevant to the manufacture of low-cost passive UHF RFID tags in high volumes, and a number of fundamental technologies relating to the design and implementation of passive UHF RFID systems and applications.

Leadership Role in Determining RFID Technology Standards

We have played a central role in the development of the key standards and protocols that form the foundation of passive UHF RFID technology and its applications. Since 2001, we have been active in contributing to the standards-setting bodies determining the standards that govern communications between RFID tags and readers and between readers and networks, most recently at EPCglobal. We participate in these organizations to help form the industry standards that address end-user requirements, and in particular that respond to the demand for low-cost, reliable RFID systems. Our participation in these standards-setting bodies also helps us to ensure that our products comply with those standards as they are adopted and evolve. We continue to be active in standards development activities at EPCglobal. We also participate on committees at the International Organization for Standardization, or ISO, and other standard-setting bodies that relate to passive UHF RFID standards and protocols.

Strong Relationships with Industry Participants and Customers

We have forged strong relationships with a broad network of industry participants, which we believe will help to generate demand for our products and services both directly with target customers and through a diverse set of distribution channels. We have focused in particular on industry participants with a strong presence in the retail supply chain, the U.S. Department of Defense supply chain and the airline baggage handling market. We have relationships with:

•	enterprise system integrators, such as Hewlett-Packard, IBM and Unisys, who incorporate our readers into solutions for customer programs, and specialty system integrators, such as Acsis, R4, which is now part of Verisign, and Xterprise, who extend our market reach by providing expertise and highly-tailored integration services primarily focused on RFID systems and solutions;

•	application software and middleware providers, such as Manhattan Associates, Microsoft, OATSystems and Red Prairie, who integrate our readers into their application solutions; and

•	label converters, such as The Kennedy Group, Nashua, NCR and Paxar, who integrate our RFID inlays into labels that they sell to their customers, including many key retail suppliers.

In the May 2006 study, “RFID Update 2006 RFID Marketing Strategies Report,” we were named as the most recognized RFID provider among over 100 companies, receiving more citations from the over 550 respondents than each of Texas Instruments, Symbol Technologies, Intermec, Zebra, IBM and others. The study noted, however, that perceived RFID leaders are not strongly entrenched and there remains a clear opportunity for an RFID technology provider to establish brand leadership. In addition, even among the companies named most often, none were cited by more than a third of respondents.

Extensive Knowledge of RFID Applications

Our applications engineering team has worked side-by-side with early implementers of RFID technologies to develop and refine innovative RFID solutions for supply chain management and asset tracking. We have extensive knowledge in developing RFID technology applications for a range of industries. Our relationships with other industry participants enable us to offer our customers value-added solutions tailored for the specific challenges of key industry vertical markets, such as the retail supply chain, the U.S. Department of Defense supply chain and the airline baggage handling market. We also have relevant expertise in airport operations, particularly baggage handling and security systems through our 2005 acquisition of Quatrotec.

To date, more than 1,000 attendees representing over 500 companies or organizations, including major industry participants such as Accenture, Boeing, British Telecom, Delta Airlines, Dixon Stores, Federal Express, Hewlett-Packard, Hyundai Information Technology, IBM, Johnson & Johnson, Lockheed Martin, Nestle, Procter & Gamble, Samsung SDS, Sara Lee, Target, Unisys, United Parcel Service, the U.S. Department of Defense and Wyeth Pharmaceuticals, have attended training courses at our RFID Academy and have had the opportunity to learn from our experience in developing RFID applications.

Our Strategy

We expect the market for RFID supply chain management and asset tracking applications to grow rapidly, and we intend to focus on maintaining and expanding our presence in this market. Key elements of our strategy include:

Continue to Reduce Tag and Reader Costs

Our goal is to reduce our cost of manufacturing passive UHF RFID tags such that we can sell them profitably for $0.05 or less. We believe we can achieve this cost reduction by reducing the size and cost of our RFID IC in successive designs, by improving the design of, and materials used in, our tag antennas, and by continuing to refine the development of FSA. We also believe we can leverage the key cost benefits that our proprietary tag manufacturing process provides relative to current alternative RFID tag manufacturing processes. We believe that continued progress in all of these areas will enable us to manufacture RFID tags with inlay costs as low as half the cost of current alternative RFID tag manufacturing processes.

We are also focused on continuing to reduce the cost of our readers. One of the ways in which we are looking to reduce such reader costs is by potentially integrating the components of RFID readers into chipsets. We believe our proprietary reader algorithms and firmware will enable us to continue to deliver high performance readers even if components of the readers are integrated into chipsets.

Be a Leader in RFID Technology

We intend to continue to enhance the performance of our RFID components individually and RFID systems as a whole. As we offer a comprehensive suite of UHF RFID products and services to help meet our customers’ needs, including RFID data capture and transmission systems, individual readers, tags and tag components and professional services and support that complement our products, we believe we are well-positioned to continue to develop and implement technological advances that improve the overall reliability of customers’ RFID systems incorporating any or all of our products. We are currently focused on improving the power efficiency of our tag IC designs and increasing the sensitivity of our readers. We intend to continue to develop new products that deliver increasing levels of performance in meeting key customer needs. We believe our continued participation in RFID standard-setting bodies and activities will continue to be important as the industry develops, and we are participating in select areas that we believe will be relevant in our target markets and where we can contribute to and shape advances in RFID technologies. Our government-sponsored research and development targets technology breakthroughs that are important to certain applications in the military, and we believe these research and development efforts will also have commercial relevance in other RFID markets.

Extend RFID Applications in Targeted Industries

We intend to continue to focus on encouraging businesses, governmental agencies and other organizations to broadly adopt passive UHF RFID technologies, generally, and our products and services in particular, to help them better manage their supply chains. Currently, much of our focus is on expanding our sales in the retail and defense industries. We intend to continue to develop, maintain and strengthen our relationships with existing and prospective customers in these industries. We have established relationships with Wal-Mart and the U.S. Department of Defense who have implemented programs to encourage adoption of RFID technologies in their supply chains. We believe that by working with these organizations that are both leaders in their industries and early implementers of RFID technologies, we will be well positioned to sell our products and services to these organizations and their suppliers as they more fully implement RFID within their supply chains. We are also working with label-converters who sell to retail and other customers to help them expand their sales of RFID products.

In addition, we believe that as RFID tag prices decrease, participants in the retail and other industries will deploy RFID systems in greater numbers and many organizations will begin tagging at the individual item level, particularly in markets such as apparel, consumer electronics and electronic media such as CDs and DVDs, as well as at the pallet level.

Expand our Addressable Market

In addition to the retail and defense industries, we also intend to expand our focus to address new applications and markets which potentially have large opportunities for RFID tags and readers. We believe our technical expertise, knowledge of applications and comprehensive focus on all aspects of passive UHF RFID technology positions us well to benefit from the expansion of RFID applications to new vertical markets. We anticipate that these new applications and markets may include:

•	Pharmaceutical Track and Trace. Due to anticipated federal and state regulations, pharmaceutical companies may have an interest in applications that are capable of tracking the complete history of an individual drug package through the extended supply chain, from the point of manufacture through the point of use. For example, a bill was recently introduced in Congress that would direct the Secretary of the U.S. Department of Health and Human Services to require that the packaging of any prescription drug incorporate RFID tagging technology or similar track and trace technologies that have an equivalent function. We believe that RFID technologies are well-suited to address this need, and we have already begun working with several large pharmaceutical companies in developing pilot programs for such applications.

•	Package and Parcel Delivery. International package delivery companies have been experimenting with RFID technologies as an alternative means of tracking packages through their delivery cycle. We believe that applications incorporating RFID technologies can offer improved performance over traditional bar code scanning methods due to the higher durability and readability of RFID tags.

•	Anti-counterfeiting. Various consumer goods industries, such as the tobacco, liquor and luxury goods industries, may incur revenue losses due to the production of counterfeit goods, both domestically and internationally. We believe that RFID solutions can be used to verify product authenticity by tracking products at the item level.

To encourage widespread adoption of RFID technologies in a broad range of industries, our RFID Academy and the RFID Solutions Center in the Dayton, Ohio area offer customers, potential customers and other organizations training courses on the practical applications of RFID, as well as implementation services, to assist in the adoption and expansion of their RFID systems and applications.

In addition to expanding into new markets by internal growth, we intend to continue to be opportunistic in evaluating and pursuing strategic opportunities that can enable us to enter new markets rapidly and efficiently. For example, in May 2005 we acquired Quatrotec, a company that has integrated RFID products with other baggage security processes to improve the identification and tracking of bags throughout the inspection process.

Expand into New Geographic Markets

We believe the most advanced RFID market opportunities today are in the United States, and that market opportunities for RFID products and services in Europe and Asia, particularly in South Korea, Japan and China, will continue to grow. We have developed relationships with over 40 value-added solution providers and resellers outside the United States, and we intend to develop additional relationships with industry participants outside of the United States. We also currently have a direct sales presence in Europe and Asia that we plan to expand to meet the growing opportunities in these regions. We believe we are well positioned in these emerging geographic markets.

How We Derive Revenue

We derive revenue from product sales and services. Product revenue primarily consists of sales of passive UHF RFID tags, which include finished labels as well as inlays for others to create their own labels, and RFID hardware, which includes readers, antennas, portals and other products. Our service revenue consists of revenue from training courses, professional services to customers and prospective customers, and research and development contracts with universities and defense contractors. We are currently helping organizations adopt RFID technologies and build their RFID infrastructure, and in the short term we anticipate that a significant portion of our revenue will continue to be derived from professional services and hardware product sales, which include our RFID readers. We believe that if organizations invest in RFID infrastructure, they will be more likely to purchase RFID tags and encourage others in their supply chains to do so as well. We expect as this infrastructure is installed and recurring demand for RFID tags accelerates, the majority of our revenue will be derived from sales of RFID tags. In most supply chain and asset tracking applications, each RFID tag is generally used for only one end-to-end journey and is then discarded with the case or packaging to which it is attached. In some cases, our RFID tags are applied to mobile or fixed assets and used for a longer period of time. We believe the expected useful life of our RFID tags under typical operating conditions in such situations is two years.

Products

We focus primarily on developing, manufacturing and selling passive RFID tag and reader products that operate in the UHF radio band.

RFID Strap, Inlay and Label Products

A passive tag is an integrated circuit connected to an antenna and powered entirely by radio frequency energy emitted by a reader to the tag’s antenna. Our RFID inlay and label products have the following components:

Nanoblock IC	RFID Strap	RFID Inlay	RFID Label
Shaped IC etched from wafer	Nanoblock ICs placed in plastic substrate, with contact pads that are printed with conductive ink	Strap attached to a flexible, metallic antenna	RFID inlay integrated with an adhesive label or paper overlay that a user can attach to a product, shipping case or pallet.

We offer a selection of RFID inlays and a limited offering of finished RFID labels and straps. In addition to testing all tags for radio frequency performance, we use a comprehensive reliability test plan derived from ISO, International Electrotechnical Organization, Joint Electron Device Engineering Council and American Society for Testing and Materials standards to ensure our tag products meet or exceed industry requirements for flex cycles, temperature cycles, thermal shock, and electrostatic discharge, among others.

Straps

We believe our straps offer an ideal form factor for efficient assembly of RFID inlays and are also well-suited for use in RFID-enabled packaging. We have demonstrated the technical viability of printing a tag antenna on a product package and then attaching a strap to make a functional RFID device directly on the packaging. In the future, we expect that this “smart packaging” approach may prove more economical for some applications than attaching finished RFID labels to products at the product manufacturer, and we plan to sell our straps to packaging manufacturers for this purpose.

Inlays

Approximate size of ALN-9340 Squiggle inlay

Our inlay product line includes several tag antenna designs to meet particular application requirements for cost, performance and size. Our proprietary Squiggle antenna design provides a combination of small form factor, low cost and consistent read performance. Our other inlay designs target the specific requirements of baggage tags and high-performance asset tags, and we have recently introduced two Gen 2 tags that provide the small form factor required for pharmaceuticals and other item-level tagging.

A RFID inlay is a fully-functional RFID product. We sell our inlays to label converters, generally in rolls of 2,500 to 12,000 units, depending on antenna size. Label converters then convert our inlays into a wide variety of finished RFID labels and supply them to their customers.

To ensure that our inlays deliver consistently high performance in end-user applications, we require that our label converter customers pass a qualification process. This process is designed to establish that the converter’s processing and handling steps are not harmful to the inlay, and that the finished RFID labels meet our performance criteria.

Finished RFID Labels

We sell a very limited selection of finished RFID labels to select system integrators and software developers who utilize the labels in their respective RFID solution offerings. We also sell finished labels on a very limited basis to select end users who primarily desire to purchase both RFID tag and reader products from a single source. As more label converters become capable of handling RFID labels, we expect finished labels will decline relative to inlays as a percentage of our total tag sales volume.

RFID Readers

We seek to provide reliable, cost-effective readers for RFID data collection by means of our advanced radio designs intended for the particular requirements of passive UHF RFID, reader firmware that reflects extensive understanding of EPC protocols from both the reader and tag perspective, and our scaleable software architecture that allows for enterprise-level deployment.

ALR-9800 Reader with antennas, and incorporated into our Portal Reader

We design and sell high-performance RFID readers in several form factors designed for different applications, such as loading dock doors, material conveyors, packaging lines, pallet wrap stations and other standard read points. Our readers comply with key EPC protocols, and are designed around a software-defined radio, which provides a highly flexible, upgradeable architecture. We provide a number of application programming interfaces, or APIs, on our readers, which is designed to make our readers easy for system integrators and customers to install, configure, monitor and manage and update over a network. We also offer optional licensed middleware that is embedded within our readers, such as IBM’s Websphere RFID Device Interface, or WRDI.

We provide readers that are certified for use in many countries around the world that have approved UHF bands and regulations for RFID.

Representative Reader Products

Product	Geography	Features and Applications

ALR-9780	United States, Australia, Canada, Hong Kong, Mexico, Singapore, a number of South American countries, South Korea and Taiwan	• EPC Class 1 Gen 2 and Class 1 Gen 1 • Cost-effective solution for large-scale commercial and industrial applications
ALR-8780	Countries in the European Union, New Zealand	• Sophisticated data-handling and notification using our APIs • Simplified implementation and management

ALR-9800	United States, Canada, Mexico, a number of South American countries and South Korea	• EPC Class 1 Gen 2, Class 1 Gen 1, and Class 0 Gen 1

ALR-8800	Countries in the European Union

•   Incorporates all of the features of the ALR-9780 plus:

o   Enterprise-scalable architecture

o   High performance read capability in large-scale commercial and industrial settings

o   Superior performance in dense reader environments with multiple radio frequency devices

Other Products

We offer a high-performance, semi-passive reader and tag system that offers longer read range, larger tag memory and temperature sensing and recording capability. This system operates in the 2450MHz radio frequency band. A semi-passive tag operates in a manner similar to a passive tag, in that it only responds to a reader signal—an active RFID tag can transmit signals independent of a reader. Since our semi-passive tags carry a battery, more memory, and in some cases a sensor, they are more expensive than our passive UHF tags. This system has been deployed in a major construction project in Australia to track building materials from manufacture through placement, and has also been proven effective in a pilot for tracking temperature-sensitive goods as they move through distribution. It does not represent a material portion of our current or planned future business at this time.

Services

We offer a range of professional and engineering services to help our customers implement RFID applications as described below. In addition, we enter into research and development contracts, primarily with various agencies within the U.S. Department of Defense, and in some cases with universities and other industry participants.

Quatrotec

Quatrotec provides a range of consulting and implementation services to airports, including the design of baggage handling and screening services and system integration. Prior to being acquired by us, Quatrotec installed a deployment of computed tomography, or CT, baggage screening devices, capable of screening 75,000 bags per day at 10 locations within San Francisco International Airport. Quatrotec also developed and integrated an RFID system to help track bags through this screening process, including innovative hardware and middleware to meet the specific needs of airports, airlines and the TSA.

Quatrotec is active in projects at the San Francisco and Bangkok airports. In addition, Quatrotec is seeking to develop new business relating to implementation of RFID technology for numerous international airports and airlines and other transportation and logistics companies. Quatrotec’s practical understanding of airport operations and network of industry relationships and proven track record provides us with a strong platform for the integration of RFID systems into airport operations and additional transportation-related market verticals.

RFID Academy

Our RFID Academy offers comprehensive, hands-on courses that have been attended by over 1,000 students from over 500 companies or organizations. Our regularly scheduled two-day program provides students with a general education about the practical applications, protocols, principles and physics of RFID, as well as hands-on demonstrations of hardware, software and various other systems and components required to successfully deploy our RFID products.

RFID Solutions Center Dayton

Our recently opened RFID Solutions Center, located in the Dayton, Ohio area, serves as the headquarters for our professional services and applications engineering capabilities in the United States. Our technical services and applications engineering teams at the RFID Solutions Center Dayton work closely with customers to evaluate, design, specify and deploy RFID systems. These services include selecting and matching tags and reader systems with their products, conducting site surveys and developing new RFID applications for their businesses. This 21,380 square-foot facility includes equipment and infrastructure necessary to simulate key stages in the supply chain. This simulated environment, which includes shipping dock doors, material handling equipment and conveyors, shipping stations, a store backroom and a retail store floor, offers a comprehensive engineering laboratory and educational environment.

Tag Manufacturing

To address rapid growth in the demand for RFID supply chain and asset tracking applications, we have developed a patented, highly scalable roll-to-roll manufacturing process utilizing FSA and related manufacturing processes. Our process will allow us to manufacture high-performance RFID inlays in production volumes in the billions of units. We have demonstrated the performance of our process through the manufacture and delivery of tens of millions of Gen 1 inlays to date.

We believe our proprietary, FSA-based tag manufacturing process is well-suited to manufacturing relatively large production volumes. For example, each of our high-speed strap attach lines has the capacity to produce approximately 250 million units per year. As manufacturing volumes increase from current levels, we believe our FSA-based tag manufacturing process will provide a cost advantage compared to current alternative RFID tag manufacturing processes. We believe our variable costs associated with our FSA-based tag manufacturing process are lower than those for current alternative RFID tag manufacturing processes. However, we have larger fixed costs than current alternative tag manufacturing processes, and, as a result, the total costs of our FSA-based tag manufacturing process, at low or modest volumes, may be similar to or higher than those for alternative processes. In cases where smaller, flexible increments of capacity or an ability to assemble small lots of a number of different tag ICs is desired, current alternative RFID tag manufacturing processes may provide competitive or even superior solutions.

Our proprietary tag manufacturing process consists of several steps:

CMOS silicon wafer	Nanoblock IC	RFID Strap	RFID Inlay
Typically, an 8-inch wafer containing approximately 55,000 ICs	Shaped IC etched from wafer	Nanoblock ICs placed in plastic substrate, with contact pads that are printed with conductive ink	Strap attached to a flexible, metallic antenna

All of our Class 1 Gen 1 tag products have been manufactured using our proprietary tag manufacturing process. To ensure a smooth and timely transition to Gen 2, we have purchased Gen 2 ICs from a third party supplier, which are only suitable for assembly using a flip chip process at a substantially higher cost relative to our process. To date, all of our Gen 2 tags have been assembled for us under contract by a limited number of third parties. However, we have retained control over testing and quality control. We have contracted with our wafer supplier to modify their Gen 2 IC to make it suitable for FSA-based assembly, and we expect to begin production of our inlays using that lower-cost IC by mid-2006. We intend to maintain relationships with at least one additional external source of ICs, and, accordingly, are currently evaluating other manufacturers for our Gen 2 ICs. Additionally, our newly designed IC has recently passed EPCglobal Conformance Testing and is EPCglobal UHF Gen 2 certified. We expect to complete our anticipated transition to using our newly designed IC with our proprietary FSA-based tag manufacturing process in the first half of fiscal 2007, although it may take longer.

Nanoblocking

Our RFID ICs are fabricated using standard CMOS silicon wafers. Our IC engineering team designs tag ICs, which we source in wafer form from third party silicon fabricators. We also seek to source ICs designed and manufactured by other companies as appropriate to create a full product line and as an additional source of supply.

We use a highly cost-effective process for separating our Nanoblock ICs from silicon wafers. Standard IC assembly processes use dicing saws to cut the ICs from a wafer. Alternatively, we use an etching process that takes advantage of the natural crystalline structure of silicon to shape the Nanoblock ICs into a truncated pyramid that is uniquely suited for FSA. Our etching process allows for very narrow borders, or streets, between the ICs, wasting significantly less wafer area than the traditional sawing/dicing process that requires much wider streets. Based on our design for Gen 2 ICs suitable for FSA-based assembly, we estimate the use of our etching process may yield up to 15 to 20% more ICs per wafer than current alternative dicing processes. Additionally, this etching process is considerably faster than traditional sawing. As IC size shrinks, we believe this advantage will become increasingly important and will help us realize the cost reductions needed to reach our cost target for inlays.

Fluidic Self-Assembly and Screen Printing

FSA delivers highly accurate placement of tiny RFID ICs into a plastic substrate in high volumes. In this process, our specially shaped Nanoblock ICs flow through a liquid solution and are distributed across a flexible film. The surface of the film has shaped micro-embossed receptor holes into which the ICs settle. The shape of the ICs and the corresponding holes are such that the ICs fall into place and self-align.

After the Nanoblock ICs have been placed in the substrate web, we make straps using screen printing techniques to create large contact pads of conductive ink with electrical connection to the ICs. We believe straps offer a highly effective method to connect the IC to an antenna to make a RFID inlay.

Our roll-to-roll FSA production line, running in Morgan Hill, California, is currently equipped to manufacture over 350 million straps per year. We plan to move into our newly-constructed manufacturing facility in Fargo, North Dakota in 2006. This facility is designed to enable the manufacture of high volumes of straps and inlays. We plan to install manufacturing equipment that will have over 2 billion units of annual inlay capacity as volumes increase. We believe that eventually there will be market demand for these quantities of straps, although not by the time we complete this expansion of our manufacturing capacity. Until such time as this demand materializes, if it does so, excess manufacturing capacity will have a negative impact on our gross margins.

Today we use our straps to manufacture conventional inlays; however, in the future we believe straps could be applied to antennas printed directly on packaging, creating an integrated, RFID-enabled smart package.

High-Speed Strap Attach Machine

Our high-speed strap attach machine, or HiSAM, takes rolls of straps and connects them to tag antennas in a high-yield, high-volume roll-to-roll process, producing inlays. Our standard strap form factor can be used with a range of antenna designs to meet a variety of application requirements.

Our HiSAM is currently operating in a temporary manufacturing facility in Fargo, North Dakota while our permanent facility is being built. In addition to this HiSAM line, we have access to strap attach lines in Asia that provide both surge and backup capacity. We have the capability to add up to 10 strap attach lines in Fargo, North Dakota by the end of 2007 and additional strap attach lines at other locations in key target markets as demand requires. Each HiSAM line has the capacity to produce approximately 250 million inlays per year.

Reader Manufacturing

Our RFID readers and related hardware are manufactured by a third party manufacturer. These products are assembled using standard industry processes and components.

Research and Development

We commit significant resources to developing new products for our target markets, improving performance and reliability, and reducing costs. Our advanced research focuses in the areas of passive UHF tag ICs, tag antennas, readers and system design, as well as our proprietary tag manufacturing process. Our research and development expenses were $15.1 million, $11.4 million, $11.4 million and $7.0 million in fiscal 2003, fiscal 2004, fiscal 2005 and the six months ended April 1, 2006, respectively. Our research and development efforts have benefited from the use of external advanced development funding, primarily from U.S. Department of Defense programs.

We have an advisory board that counsels us on technology and product strategies and works to strengthen our relationships with key industry and academic organizations. Our advisory board is co-chaired by Arno Penzias and Faysal Sohail, both of whom are former members of our board of directors. Dr. Penzias, who is currently a venture partner at New Enterprise Associates, previously served as the chief scientist of Bell Telephone Laboratories and was awarded the Nobel Prize in physics in 1978. Mr. Sohail, who is currently a Managing Director at CMEA Ventures, previously served as chief executive officer of Cadabra Design Automation and held senior management positions at Numerical Technologies and Synopsys, among others.

Tag IC Design

Our IC design team’s first EPCglobal Gen 2 design has recently been certified by EPCglobal. Our IC design team has a development roadmap to deliver smaller ICs with reduced cost, improved power efficiency and enhanced sensitivity over several successive product generations. We believe we can reduce the cost of our Nanoblock ICs towards a design goal of one cent, while continuing to deliver increasing levels of reliability and performance in read range and read quality.

Tag Antenna Design

Our engineering team is developing new tag antenna designs, targeting improved performance and lower cost and addressing new application requirements. At the same time, we are testing a number of antenna materials and manufacturing processes to further reduce the cost of tag antennas, while maintaining or improving performance.

Reader and System Design

We have designed several generations of RFID readers, with each successive generation of reader incorporating improved read performance, enhanced features and reduced cost. We have developed a reader core that serves as a platform for a number of additional features and functionality, enabling further cost and size reduction. This reader core is a high-performance stand-alone reader, and can also be incorporated into numerous form factors or other OEM hardware and peripherals.

In addition to major efforts in cost reduction, we are investing to enhance our signal conditioning and signal processing subsystems and signal processing algorithms, in particular to improve reader performance in applications in which there are many readers in close proximity.

Tag Manufacturing Process

We devote significant effort to enhancing our core tag manufacturing processes, including FSA, strap manufacturing, inlay assembly and testing. FSA and our related manufacturing processes benefit from the ongoing development efforts of our team that includes ten Ph.Ds.

Sales and Marketing

We have focused our sales and marketing efforts in the following domestic and international vertical markets: retail supply chain and consumer packaged goods suppliers, U.S. Department of Defense supply chain, and baggage handling. Our RFID sales activity in the baggage handling market is supported by Quatrotec, our wholly-owned subsidiary. We plan to broaden our sales efforts to target additional vertical markets, both domestically and internationally, with RFID products and services tailored to address the particular challenges of those markets.

We sell our products through a variety of channels, including:

•	Label converters package our inlays and sell them as finished labels to end-users in a range of vertical markets. We require our converters to become “Alien Qualified” by passing a test demonstrating their capability to manufacture high-quality labels. Fourteen label converters have passed this test as of December 2005.

•	Value-added resellers, or VARs, independent software vendors, or ISVs, and distributors purchase, stock and sell a variety of automatic identification components from different manufacturers, including us, and customize systems for end-user applications using their systems and integration expertise.

•	Major system integrators, or SIs, incorporate our readers into their system designs for customer programs, particularly in the government and retail space.

•	Specialty system integrators extend our market reach by providing expertise and highly-tailored integration services primarily focused on RFID systems and solutions.

In addition, we employ a direct sales force that is responsible for selling our RFID products and services to key customers and developing strong relationships with strategic channel distributors. We have developed a collaborative selling process with our strategic channel distributors and believe these distributors bring added skills, relationships with their existing customers and knowledge of opportunities to our direct sales force for RFID solutions. For example, we have developed collaborative relationships with over 50 industry participants pursuant to which we have identified potential customers and sales opportunities, made joint sales proposals and developed RFID solutions to meet these organizations’ requirements.

We believe our strategic channel distributors provide significant leverage for our direct sales force to enable them to increase their efficiency and efficacy in selling our products and services to key strategic customers. Our direct sales force consists of 12 people in the United States and four people internationally.

Quatrotec’s business development and sales activities focus on TSA, IATA, numerous international airports and airlines, and transportation and logistics companies. Quatrotec’s sales and business development team is made up of four people.

We create market and brand awareness through a variety of activities, including targeted print and web advertising, participation in select industry and market vertical trade shows, support of partner promotional events and executive speaking engagements at industry conferences such as RFID World, RFID Journal Live! and Smart Labels, in the United States, Europe and Asia. We believe our Squiggle tag has become a widely recognized brand in the industry, having been used extensively during 2005 in initial supply chain deployments. We expect to continue to leverage and extend the Squiggle brand in our tags and our marketing activities. Third parties that use the Squiggle brand in their marketing activities license the use of the Squiggle trademark from us.

Customers and Strategic Relationships

Our early participation in the RFID industry has enabled us to develop strong relationships with many of the early implementers of RFID technology who are driving market adoption. We collaborate with companies and other organizations who are leaders in the initial deployments of RFID technology in their supply chains, and continue to work closely on system optimization. We maintain these strategic relationships by dedicating application engineering resources to provide support as well as by maintaining active executive relationships.

We have also developed strategic relationships with major SIs, ISVs and select VARs, including Hewlett-Packard, Manhattan Associates and Unisys, to support their RFID initiatives and to ensure our reader systems are compatible with their solutions. In certain of these relationships, we have installed third-party software on our readers that enable the readers to be integrated into host networks, such as IBM WRDI. In other instances, we have participated in the development of RFID software platforms and have made our readers compatible with these platforms, for example as a member of the Microsoft Partner Advisory Committee.

Label converters are our largest customers for RFID inlays. Of our fourteen “Alien Qualified” label converter customers, six companies have become “Alien Certified Partners,” and have entered into supply agreements with us. As a result of our ongoing collaboration with those label converters, as of November 2005, we believe a significant number of the suppliers participating in the Wal-Mart supply chain initiative are using tags incorporating our inlays.

Through our RFID Academy, we have introduced hundreds of organizations to RFID and its applications and advantages. At our RFID Academy these organizations receive our development kit, which typically consists of a reader, antennas and a selection of tags.

In the May 2006 study, “RFID Update 2006 RFID Marketing Strategies Report,” we were named as the most recognized RFID provider among over 100 companies, receiving more citations from the over 550 respondents than each of Texas Instruments, Symbol Technologies, Intermec, Zebra, IBM and others. The study noted, however, that perceived RFID leaders are not strongly entrenched and there remains a clear opportunity for an RFID technology provider to establish brand leadership. In addition, even among the companies named most often, none were cited by more than a third of respondents.

Competition

We face significant competition in the RFID industry from both established and emerging players. We believe that our principal competitors in producing passive UHF RFID inlays include Avery Dennison, UPM-Raflatac, Symbol Technologies and Texas Instruments. Other companies, including Impinj, Philips and ST Microelectronics, are primarily focused on selling ICs, and therefore are aggressively promoting the use of RFID inlays utilizing their ICs, including the inlays of our competitors. In our RFID hardware business, our principal competitors include Impinj, Intermec, SAMSys, Symbol Technologies, ThingMagic and Tyco. In the airport baggage security and handling business, Quatrotec competes with a number of companies depending on the contract, including ADT Security, Cage, FKI Logistics, Honeywell, Johnson Controls and Turner Construction. We may also face competition from companies that expand into our industry in the future.

Our ability to compete successfully depends on a number of factors, including:

•	our products’ performance and cost relative to that of our competitors’ products;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our ability to maintain high product quality, reliability and customer support;

•	the protection of our intellectual property, including our processes, trade secrets and know how; and

•	our ability to retain and expand our technical and executive team with superior talent in areas of strategic importance.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, some of these competitors may choose to devote greater resources to the development, promotion, sale and support of their products, and may be able to leverage sales of other product lines and existing relationships with customers in connection with the marketing and sales of RFID products. In addition, Avery Dennison, Philips, Symbol Technologies and certain label converters and tag manufacturing equipment manufacturers have indicated that they are actively working on programs to reduce the cost of producing RFID inlays and labels. Competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace ours. Consolidation in the RFID industry could intensify the competitive pressures that we face because these consolidated competitors may have longer operating histories and significantly greater financial, technical, marketing and other resources than we have.

We believe that we compete favorably with respect to many of the factors listed above. However, we cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by our existing competitors or new companies entering the RFID market. See “Risk Factors—The market in which we operate is highly competitive, and if we fail to compete successfully, our business and results of operations would be significantly harmed” and “Risk Factors—Competitive price pressures could cause us or competitors to sell products at or below cost to retain or gain market share, which would negatively affect our operating results, business and prospects.”

Government Regulation and Standards

Government regulations governing radio devices operating in the UHF band vary around the world. Our readers and tags are designed to meet a range of regulatory requirements, and generally our products are certified so that they can be used without a license. For example, U.S. radio regulations fall under the oversight of the Federal Communications Commission, or FCC. Our reader products are certified for operation pursuant to Parts 2 and 15 of the FCC rules, which allow unlicensed use of our products in the U.S. and its possessions. We closely monitor evolving and emerging regulations in other countries and have been among the first vendors to offer approved UHF RFID products in a number of countries which have recently approved new laws.

In March 2006, the FCC issued a notice of proposed rulemaking to consider changing the rules governing the multilateration Location and Monitoring Service, which is one of the services sharing the radio spectrum frequencies on which our equipment operates. While no changes were proposed to the rules governing our unlicensed devices, the impact, if any, will not be known until any new rules that the FCC may adopt are implemented. The FCC stated that it recognizes the importance of maintaining the existing accessibility of this spectrum for unlicensed devices, such as ours. However, we cannot assure that there will be no impact on our business or the nature of any impact. We also cannot predict whether the FCC at some future time may undertake rules changes that may impact the operation of our devices or that of other devices or services that also share the same radio frequency spectrum band.

RFID standards are different from government radio regulations—they determine how tags and readers communicate. We generally design our products to operate according to the standards promulgated by EPCglobal, the industry organization established by major customers and user organizations to develop specifications for RFID systems for our target industries and applications. Our current Gen 2 products are compliant with EPCglobal’s Gen 2 standard, which has been accepted into ISO/IEC standard 18000-6 Amendment 1 standard as Type C. Our newly designed ICs have recently been certified by a third party on behalf of EPCglobal as compliant with the Gen 2 standard. To the extent that we fail to introduce new or enhanced products, our revenue and financial condition could be materially adversely affected.

Intellectual Property

We rely on a combination of trade secrets, including know-how, patents, employee and third party nondisclosure agreements, copyright laws and contractual rights to establish and protect our proprietary rights in our products. We have several domestic and international trademarks, including Alien, Alien Technology, the Alien logo, Squiggle, the Squiggle logo, FSA, Nanoblock and RFID Solutions Center. As of December 31, 2005, we had 36 issued patents and over 100 patent applications pending, which include patents related to RFID technology, further development to FSA and our Nanoblock IC etching process. Our issued patents are scheduled to expire at various times beginning in 2019. The FSA and Nanoblock IC etching process patents that we exclusively license from UC Berkeley are scheduled to expire at various times beginning in 2013. In addition, we license other patents relating to backscatter RFID and RFID applications. Third-party licenses for patents, software and other technology important to our business may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in significant manufacturing interruptions, delays or reductions in product shipments until alternative technology could be developed, licensed and integrated, if at all possible, which would materially harm our business and results of operations.

Despite our efforts to protect our intellectual property rights, it may be possible for unauthorized third parties to copy portions of our products or to reverse engineer or otherwise obtain and use some technology and information that we regard as proprietary. Moreover, the laws of some countries do not afford us the same protection to proprietary rights as do the laws of the United States. There can be no assurance that legal protections relied upon by us to protect its proprietary position will be adequate.

From time to time in the course of our business we are involved in legal proceedings that assert patent infringement or other intellectual property-based claims directed at our products. For example, Intermec has on a number of occasions contacted us and other providers of RFID products and services about a royalty-bearing license of its RFID patent portfolio. Many providers of RFID products have obtained licenses under Intermec’s RFID Rapid Start Licensing Program, while we have not. In June 2006, we filed suit against Intermec in federal district court in the District of North Dakota seeking declaratory judgments of non-infringement and invalidity of, ten of Intermec’s patents for RFID products and processes. In response to our action, Intermec filed suit against us on June 29, 2006, in the federal district court for the District of Delaware asserting that our RFID products infringe ten of Intermec’s patents, six of which are also the subject of our suit for declaratory judgments against Intermec. Intermec is seeking injunctive relief precluding us from continuing to manufacture or sell our Gen 2 RFID products or otherwise infringe their patents and is also seeking money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event we are found to be a willful infringer of Intermec’s patents. Also, on June 29, 2006, Intermec filed a motion to dismiss our action for declaratory judgments in the federal district court for the District of North Dakota. See “Business—Legal Proceedings.” Furthermore, we have received notice from XCI that they believe our multi-protocol reader infringes their multi-protocol reader patents and that our flexible strap transponders infringe their inductive tag structure patent, and XCI has threatened to initiate enforcement actions against us with respect to this matter. We expect that the number and significance of these matters will increase as our business expands. In particular, we expect to face an increasing number of patent claims as the number of products and competitors in our industry grows and the functionality of products overlap. Any claims or proceedings against us could prove costly, lengthy and disruptive to normal business operations and, regardless whether those claims or proceedings are meritorious or not, could harm our business, prospects, operating results, financial condition, stock price and reputation.

Our reliance on intellectual property rights is subject to a number of risks, including those described in “Risk Factors—We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property,” “—We are currently involved in litigation involving patents and expect to become subject to intellectual property infringement claims and other litigation that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition” and “—We rely on third-party license agreements and termination or impairment of these agreements may cause production or shipment delays that would harm our business.”

A group of several companies that hold RFID patents, including us, plan to form an intellectual property licensing consortium, which will be known as the RFID Consortium. We anticipate that the RFID Consortium will be modeled after the patent licensing consortium licensing certain technologies in the MPEG-2 and DVD industries. We anticipate that the RFID Consortium will license patents that are essential to the Gen 2 EPC standard, as well as its counterpart ISO international standard, in a patent pool in an effort to promote the adoption of RFID products and provide cost-management benefits for holders and users of RFID-related intellectual property. The RFID Consortium is in the early stages of formation and planning, and may not be able to effectively structure a patent pool or create sufficient demand for licensing of the patent pool. Insufficient demand may result in the disintegration of the patent pool, forcing companies, including us, to negotiate separately with all holders of essential RFID intellectual property, which may adversely affect the adoption rate of RFID technology. The RFID Consortium includes companies, such as us, who hold numerous patents and patent applications. Having to negotiate with multiple holders of RFID patents could materially adversely affect the adoption of RFID solutions, including ours. Due to potential antitrust issues regarding patent pooling, the RFID Consortium, like other consortiums, may seek a non-binding opinion from the U.S. Department of Justice as to whether the consortium or patent pool would violate antitrust laws. The U.S. Department of Justice may render an adverse opinion, which may also decrease demand for the patent pool or result in its disintegration. Furthermore, the patent pool and its participants, including us, may be subject to potential legal claims regarding antitrust violations.

Employees

As of April 1, 2006, we employed approximately 241 persons, 225 of which are employed in the United States. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Facilities

Our principal executive offices are located at 18220 Butterfield Boulevard, Morgan Hill, California, occupying approximately 81,235 square feet of space. The lease for this location expires in September 2013. A portion of this space is used for manufacturing facilities. In addition, we lease the following properties:

•	approximately 53,500 square feet of space in Fargo, North Dakota for manufacturing, research and development; and

•	approximately 21,380 square feet of space in the Dayton, Ohio area for research and development, sales, services, warehouse and administrative facilities.

The leases for these properties expire at various times between 2006 and 2016. We also occupy additional sales, services and administrative facilities in California, the United Kingdom, Korea and Thailand. We believe that our current facilities are adequate to meet our needs for the foreseeable future, and that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future operations.

Legal Proceedings

On June 1, 2006, we filed suit against Intermec in the federal district court for the District of North Dakota seeking declaratory judgments that we do not infringe ten of Intermec’s patents relating to RFID products and processes and that those patents are invalid. Intermec had previously made public threats of intellectual property litigation against us and other companies who have not obtained licenses from Intermec to its RFID patent portfolio. We believe our products do not infringe any valid intellectual property rights of Intermec’s and have taken this action to resolve this threat and seek ratification of our position from the district court. In response to our action, Intermec filed suit against us on June 29, 2006, in the federal district court for the District of Delaware asserting that our RFID products infringe ten of Intermec’s patents, six of which are also the subject of our suit for declaratory judgments against Intermec. Intermec is seeking injunctive relief precluding us from continuing to manufacture or sell our Gen 2 RFID products or otherwise infringe their patents and is also seeking money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event we are found to be a willful infringer of Intermec’s patents. Also, on June 29, 2006, Intermec filed a motion to dismiss our action for declaratory judgments in the federal district court for the District of North Dakota. Intermec may assert additional claims of patent infringement or file other lawsuits in different jurisdictions asserting claims of patent infringement against us or against our distributors, suppliers, customers or resellers. Pursuant to our agreements with our distributors, customers and other partners, we are required to defend and indemnify our distributors, customers and other partners for claims of intellectual property infringement relating to our products and related damages, including possible claims by Intermec, and we may incur significant costs and expenses as a result of such requirements. Patent infringement suits involving numerous patents can be expensive, lengthy and disruptive to business operations. There can be no assurance that we will prevail in our suit against Intermec, in our defense of Intermec’s suit against us or of any attempt by Intermec to seek injunctive relief, or of any counterclaims which Intermec may assert or in any other lawsuit brought by Intermec in the future. If we do not prevail in any of these lawsuits, we could be required to pay Intermec royalties, be subject to an injunction which could preclude us from continuing to manufacture and sell our RFID products, be liable for money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event that we are found to be a willful infringer of Intermec’s patents, and incur significant costs and expenses as a result of our requirement to defend and indemnify our distributors, customers and other partners. In the event of an adverse outcome with respect to these lawsuits or any counterclaim or other claim by Intermec, our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, in such an adverse event, there can be no assurances that we would be able to obtain appropriate licenses from Intermec on terms favorable to us, or at all.

Prior to joining us in March 2006, Robert K. Eulau, our chief financial officer, was the chief financial officer of Rambus, Inc. On May 30, 2006, Rambus announced publicly that the audit committee of its board of directors had commenced an internal investigation concerning the timing of past stock option grants and other potentially related issues, focusing primarily on options issued in or before 2003. On June 27, 2006, Rambus announced that its audit committee had reached a preliminary conclusion that the actual measurement dates for certain option grants for financing reporting purposes differ from the previously recorded grant dates. As a result, Rambus may need to record additional stock-based compensation expense in prior periods, which could necessitate a restatement of Rambus’s financial statements for those periods, including potentially periods during which Mr. Eulau was Rambus’s chief financial officer. Mr. Eulau also received stock options from Rambus during this time. In addition, Mr. Eulau has been named as a defendant, together with the other executive officers of Rambus who served in such capacities during the time in question, in shareholder derivative actions, including Chu vs. Hughes et. al. and Bibeau vs. Hughes et. al. filed in the U.S. District Court for the Northern District of California, relating to Rambus’ stock option practices. The complaints allege breaches of fiduciary duties, violations of federal securities laws and unjust enrichment against the defendants. We have agreed to reimburse Mr. Eulau for expenses incurred in connection with responding to our investigation into this matter.

In addition, Mr. Eulau was a director and the chairman of the audit committee of Portal Software Inc. until its acquisition by Oracle Corporation in July 2006. In April 2006, a lawsuit was filed against Portal Software and the members of its board of directors, including Mr. Eulau. The complaint alleges that Portal Software’s directors breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing by approving the merger agreement and the related transactions. As a result of various accounting issues, Portal Software has been unable to stay current with its periodic reporting requirements under the Exchange Act. The complaint further alleges that because the directors were motivated by Oracle’s offer of indemnification agreements they did not engage in sufficient efforts to obtain the best offer possible for Portal Software in the acquisition. Portal Software has publicly stated its belief that the lawsuit is without merit.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of April 1, 2006:

Executive Officers and Directors	Age	Position(s)
Stavro E. Prodromou	61	President, Chief Executive Officer and Director
David A. Aaron	39	Vice President, General Counsel and Secretary
Robert K. Eulau	44	Executive Vice President and Chief Financial Officer
W. Keith McDonald	58	Senior Vice President, Sales and Marketing
John Payne	52	Chief Operating Officer
Thomas R. Baruch	67	Chairman of the Board of Directors
General John W. Handy (USAF Ret.)	61	Director
C. Scott Hartz	60	Director
Bob L. Martin	57	Director
Stanley J. Meresman	59	Director
Benjamin Terk	34	Director
Duane E. Zitzner	58	Director

Stavro E. Prodromou has served as our president and chief executive officer and a member of our board of directors since September 2002. From January 1999 to August 2002, Dr. Prodromou was president and chief executive officer of Peregrine Semiconductor, an integrated circuit design and manufacturing company. Dr. Prodromou received his B.S. in electrical engineering from Rutgers University and his M.S. and Ph.D. in systems science and electrical engineering from the Polytechnic Institute of New York.

David A. Aaron has served as our vice president, general counsel and secretary since October 2003. Prior to joining us, Mr. Aaron was senior counsel for Sun Microsystems, a computer manufacturing company, from December 2000 to September 2003. Prior to joining Sun Microsystems, Mr. Aaron was the sole in-house lawyer for Cobalt Networks, a manufacturer of server appliances and data storage devices, from September 2000 until its acquisition by Sun Microsystems in December 2000. Mr. Aaron received his B.S.C. in finance and his J.D. from Santa Clara University.

Robert K. Eulau has served as our executive vice president and chief financial officer since March 2006. Prior to joining us, Mr. Eulau was senior vice president, finance, and chief financial officer of Rambus, a technology licensing company, from May 2001 to March 2006. From 1985 to 2001, Mr. Eulau held various financial and marketing management positions at Hewlett-Packard; most recently, he was vice president and chief financial officer of Hewlett-Packard’s business customer organization. Mr. Eulau serves on the board of Portal Software, Inc. Mr. Eulau holds a B.A. degree in mathematics from Pomona College and a M.B.A. in finance and accounting from the University of Chicago. Mr. Eulau has been named as a defendant in two legal proceedings unrelated to our business. See “Risk Factors—Any adverse consequences resulting from matters related to Rambus’s past stock option granting practices affecting Robert K. Eulau, our chief financial officer and Rambus’s former chief financial officer, could have an adverse effect on our accounting and financial reporting functions,” and “Business—Legal Proceedings.”

W. Keith McDonald has served as our senior vice president of sales and marketing since September 2004 and previously served as our senior vice president of business development from April 2004 to September 2004. Prior to joining us, Mr. McDonald was senior vice president of global accounts at Solectron Corporation, an electronics manufacturing company, from February 2001 to February 2004.

John Payne has served as our chief operating officer since June 2004. Prior to joining us, he was the president and chief executive officer of Magis Networks, a wireless chipset company, from March 2003 to January 2004. Magis Networks filed for bankruptcy in December 2003. Prior to joining Magis Networks, Mr. Payne worked at Philips Semiconductor, a semiconductor manufacturing company, from August 2001 to January 2003 as senior vice president and general manager and was a private investor from August 1999 to July 2001. Mr. Payne holds a Higher National Diploma in electrical and electronic engineering, a Higher National Certificate in management studies and a U.K. Institute of Marketing Diploma in marketing from Adam Smith College in Scotland.

Thomas R. Baruch has served as a director since March 1998. Mr. Baruch is the founder and managing director of CMEA Development Corp., a venture capital firm, an organization he founded May 1989. Mr. Baruch serves on the boards of directors of Symyx Technologies and Monogram Biosciences. Mr. Baruch holds a B.M.E. in engineering from Rensselaer Polytechnic Institute and a J.D. from Capital University.

General John W. Handy (USAF Ret.) has served as a director since January 2006. General Handy has been executive vice president of Horizon Lines, an ocean container shipping and logistics company, since February 2006. From January 1967 to September 2005, General Handy served in the United States Air Force in numerous capacities. General Handy served as the four-star Commanding General of the U.S. Transportation Command and the U.S. Air Force Air Mobility Command from November 2001 until September 2005 and as Vice Chief of Staff of the U.S. Air Force from April 2000 until November 2001. General Handy received a B.A. in history from Methodist College and a M.S. in systems management from the University of Southern California.

C. Scott Hartz has served as a director since January 2005. He has been the chief executive officer of The Hartz Group, a management consulting company, since October 2002 and a senior managing director of SCIUS Capital, a private investment bank, since January 2003. From February 1970 to September 2002, Mr. Hartz was at PricewaterhouseCoopers LLP, an accounting firm, where he served as a partner from July 1979 until September 2002. Mr. Hartz also served as chief executive officer of PwC Consulting, a management consulting firm, from January 1995 to January 2002. Mr. Hartz is a director of the Erie Indemnity Company. Mr. Hartz received a B.S. degree in business and economics from Lehigh University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Bob L. Martin has served as a director since August 2005. From August 1983 to June 1999, Mr. Martin worked at Wal-Mart International, the international division of Wal-Mart Stores, where he served in various roles including president and chief executive officer, executive vice president and chief information officer. Mr. Martin serves as a director of Conn’s, Edgewater Technology, Furniture Brands International, Gap, Guitar Center, and Sabre Holdings. Mr. Martin studied business at South Texas University and holds an honorary doctorate from Southwest Baptist University.

Stanley J. Meresman has served as a director since May 2005. Mr. Meresman was a venture partner with Technology Crossover Ventures, a private equity firm, from January 2004 to December 2004, and was general partner and chief operating officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor, board member and advisor to several technology companies. In addition, from May 1989 to May 1997, Mr. Meresman was the senior vice president and chief financial officer of Silicon Graphics, Inc. Prior to Silicon Graphics, he was vice president of finance and administration and chief financial officer of Cypress Semiconductor. Mr. Meresman is also a director of Polycom. Mr. Meresman holds a B.S. in industrial engineering and operations research from the University of California, Berkeley and a M.B.A. from the Stanford University Graduate School of Business.

Benjamin Terk has served as a director since August 2000. Mr. Terk is a partner at Rho Ventures, a division of Rho Capital Partners, which is an investment and venture capital management company, where he has worked since 1998. Mr. Terk is responsible for investments in the information technology sector. Mr. Terk received a B.A. in economics from Duke University and a M.B.A. in finance and information strategy from The Wharton School at the University of Pennsylvania. Mr. Terk will resign from his position on our board of directors effective upon the completion of this offering.

Duane E. Zitzner has served as a director since March 2006. From 1989 to January 2005, Mr. Zitzner worked at Hewlett-Packard, where he served in various roles including executive vice president of the personal systems group and president of the computing systems organization. Mr. Zitzner received a B.S. in mathematics from the University of Wisconsin.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of eight members. Benjamin Terk will resign from his position on our board of directors effective upon the completion of this offering. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and nine directors are currently authorized. Immediately after this offering our board of directors will be divided into three classes with staggered three-year terms, and the size of the board will be reduced to seven. At each annual meeting of stockholders, directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Our directors who will continue on the board following the completion of the offering have been divided among the three classes as follows:

•	The Class I directors will be Thomas R. Baruch and Duane E. Zitzner, and their terms will expire at the annual meeting of stockholders to be held in 2007;

•	The Class II directors will be C. Scott Hartz and Bob L. Martin, and their terms will expire at the annual meeting of stockholders to be held in 2008; and

•	The Class III directors will be General John W. Handy, Stanley J. Meresman and Stavro E. Prodromou, and their terms will expire at the annual meeting of stockholders to be held in 2009.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class consists of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our corporation.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, a nominating and governance committee, and an acquisition and strategy committee, each of which will have the composition and responsibilities described below as of the completion of this offering.

Audit Committee

Our audit committee is comprised of Stanley J. Meresman, General John W. Handy and C. Scott Hartz, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. The board of directors has also determined that each of Messrs. Meresman and Hartz is an “audit committee financial expert” as defined in SEC rules. This designation does not impose on Messrs. Meresman and Hartz any duties, obligations or liabilities that are greater than are generally imposed on them as members of our audit committee and our board of directors. The audit committee will be responsible for, among other things:

•	Overseeing the accounting and financial reporting processes and audits of our financial statements;

•	Assisting the board of directors in monitoring the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the performance of our internal audit function, and our independent auditors’ qualifications, independence and performance;

•	Providing to the board of directors information and materials to make the board aware of significant financial matters that require the attention of the board; and

•	Preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Thomas R. Baruch, Bob L. Martin and Duane E. Zitzner, each of whom is a non-employee member of our board of directors. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market, the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code. The compensation committee will be responsible for, among other things:

•	Overseeing our compensation policies, plans and benefits programs and making recommendations to the board with respect to improvements or changes to the plans and the adoption of other plans;

•	Reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries; annual incentive bonuses, including the specific goals and amounts; equity compensation; employment agreements, severance agreements and change-in-control agreements/provisions; signing bonuses or payments of relocations costs; and any other benefits, compensation or arrangements;

•	Evaluating and approving the compensation plans, policies and programs for our chief executive officer and other executive officers;

•	Administering our equity compensation plans; and

•	Preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Bob L. Martin, Thomas R. Baruch and General John W. Handy, each of whom is a non-employee member of our board of directors. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market. The nominating and governance committee will be responsible for, among other things:

•	Evaluating prospective director nominees, including stockholder nominees, and proposing to the board director nominees for each annual meeting of stockholders;

•	Recommending to the board members for each board committee;

•	Developing and recommending to the board governance principles applicable to us; and

•	Overseeing the evaluation of the board of directors and management.

Acquisition and Strategy Committee

Our acquisition and strategy committee is comprised of C. Scott Hartz, Stavro E. Prodromou and Duane E. Zitzner. Messrs. Hartz and Zitzner are each a non-employee member of our board of directors. Our acquisition and strategy committee will be comprised of a majority of directors who meet the requirements for independence under the current requirements of the Nasdaq Stock Market. The acquisition and strategy committee will be responsible for, among other things:

•	Overseeing strategic planning, including our investment and acquisition strategies, new business opportunities, proposed acquisitions and divestitures, strategic partnering and investment arrangements, and new technology and product programs; and

•	Recommending investment and acquisition strategies and candidates to the board, as appropriate.

Director Compensation

In connection with their election to our board of directors, certain non-employee directors were granted options to purchase shares of our common stock as follows:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price	Vesting Schedule (1)
General John W. Handy	03/13/06	72,000	$12.30	1/36th of the shares per month
C. Scott Hartz	12/15/04	50,000	3.75	1/36th of the shares per month
	05/20/05	45,833	3.75	1/36th of the shares per month
Bob L. Martin	08/25/05	95,833	5.25	1/36th of the shares per month
Stanley J. Meresman	05/20/05	95,833	4.50	1/36th of the shares per month
Duane E. Zitzner	03/13/06	72,000	12.30	1/36th of the shares per month

(1)	In the event of a change in control, each option will become fully vested and exercisable.

In addition, in March 2006 General John W. Handy and Duane E. Zitzner each received a grant of 23,833 shares of restricted stock, at a purchase price of $0.001 per share, that are subject to vesting restrictions that lapse as to 1/3rd of the shares per year, with vesting commencement dates of January 18, 2006 and February 28, 2006, respectively.

Mr. Martin receives cash compensation of approximately $24,000 per calendar year for each of 2005, 2006 and 2007, and will continue to receive such compensation after the completion of this offering. We also reimburse Mr. Martin for tax liabilities incurred in connection with such compensation, in an annual amount not to exceed $24,000 multiplied by Mr. Martin’s ordinary income tax rate.

Effective upon the completion of this offering, our non-employee directors will receive the following compensation:

•	a cash payment of $5,000 per quarter for board membership;

•	an additional cash payment of $6,000 per quarter for serving as chairman of the board;

•	an additional cash payment of $2,500 per quarter for serving as chairman of the audit committee;

•	an additional cash payment of $1,250 per quarter for serving as chairman of a committee other than the audit committee;

•	an additional cash payment of $2,000 per board meeting attended, whether such meeting is held in person or by teleconference;

•	an additional cash payment of $1,000 per committee meeting attended, whether such committee meeting is held in person or by teleconference, for committee meetings that are not held on the date of a board meeting;

•	each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 15,000 shares of common stock upon such appointment, except for those non-employee directors who were previously employee directors, which will vest as to 1/36th of the shares per month, subject to the director’s continued service on each relevant vesting date; and

•	non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares of common stock as of the date of each annual meeting of our stockholders, except for those directors who hold options that are not yet fully vested. Those directors will begin receiving subsequent options commencing with the first annual meeting of our stockholders after such director’s options have fully vested. Non-employee directors who have not been previously granted any options will also receive this option on the effective date of this offering. All subsequent options will vest as to 1/36th of the shares per month, subject to the director’s continued service on each relevant vesting date.

All options granted to non-employee directors under the automatic grant provisions of our 2006 Equity Incentive Plan have a term of ten years and an exercise price equal to the fair market value on the date of grant. See “Employee Benefit Plans—2006 Equity Incentive Plan” for a further description of the terms of these options.

Directors also receive reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and board committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer and the four other most highly compensated executive officers during the fiscal year ended October 1, 2005. We refer to these executive officers as our named executive officers. In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of that officer’s salary and bonus as disclosed in this table.

Summary Compensation Table

Name and Principal Position(s)	Annual Compensation		Long-Term Compensation Awards
	Salary	Bonus (1)	Securities Underlying Options
Stavro E. Prodromou	$275,192	$75,000	—
President and Chief Executive Officer

David A. Aaron	155,769	10,000	—
Vice President, General Counsel and Secretary

W. Keith McDonald	207,692	25,000	—
Senior Vice President, Sales and Marketing

John Payne	207,705	25,000	—
Chief Operating Officer

Ronald K. Shelton (2)	138,461	50,000	366,667
Former Senior Vice President and Chief Financial Officer

(1)	Includes bonuses earned or accrued with respect to services rendered in fiscal 2005, whether or not such bonuses were actually paid during such fiscal year.
(2)	We currently employ Mr. Shelton as a senior advisor.

Stock Option Grants in Last Fiscal Year

The following table provides information regarding grants of stock options to each of the named executive officers during the fiscal year ended October 1, 2005. The percentage of total options set forth below is based on options to purchase an aggregate of 2,065,050 shares of our common stock granted to employees and directors during such fiscal year. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant.

These options were granted under our 1997 Stock Plan. The options vest over a four-year period, at a rate of 25% upon the first anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter. See “Employee Benefit Plans—1997 Stock Plan” for a further description of certain terms relating to these options.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on an assumed initial public offering price of $11.00 per share, and do not represent our estimate or projection of the future stock price. Potential realizable values are net of exercise price.

	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees and Directors in Fiscal Year 2005	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
Name					5%	10%
Stavro E. Prodromou	—	—	—	—	—	—
David A. Aaron	—	—	—	—	—	—
W. Keith McDonald	—	—	—	—	—	—
John Payne	—	—	—	—	—	—
Ronald K. Shelton	366,667	18%	$3.75	01/07/15	$5,194,880	$9,086,436

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the exercise of stock options during the fiscal year ended October 1, 2005, by the named executive officers, and the value of securities underlying options held by our named executive officers as of October 1, 2005.

There was no public trading market for our common stock as of October 1, 2005. The value realized and the value of unexercised in-the-money options at fiscal year-end have been calculated based on an assumed initial public offering price of $11.00 per share, less the applicable exercise price, in accordance with SEC rules.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options
Name			Exercisable (1)	Unexercisable	Exercisable	Unexercisable
Stavro E. Prodromou	10,833	$117,321	1,696,588	—	$17,797,208	—
David A. Aaron	—	—	26,667	—	249,336	—
W. Keith McDonald	—	—	250,000	—	2,337,500	—
John Payne	—	—	366,667	—	3,428,336	—
Ronald K. Shelton	—	—	366,667	—	2,658,336	—

(1)	Options granted to our named executive officers are immediately exercisable in full at any time, but the shares received upon exercise before vesting are subject to repurchase restrictions that lapse over time.

Employment Agreements and Change in Control Arrangements

Stavro E. Prodromou, our president and chief executive officer, entered into an employment agreement in March 2006 which has a 36-month term. The agreement provides for an annual base salary of $300,000 and a performance bonus with a target annual amount up to Dr. Prodromou’s annual base salary, which performance bonus will be paid quarterly. During the employment term, Dr. Prodromou’s outstanding equity awards vest in accordance with their current vesting schedules. In the event Dr. Prodromou’s employment is terminated without cause, as defined in his senior executive stock option agreement, or Dr. Prodromou resigns for good reason, as defined in the agreement, Dr. Prodromou will receive a lump sum payment of his base salary for the remainder of the term of the agreement, a lump sum payment of his bonus earned pursuant to the bonus plan in effect on the date of termination or resignation, and reimbursement of COBRA premiums for the remainder of the employment term if Dr. Prodromou elects to continue coverage. In addition, in the event of such a termination, Dr. Prodromou’s outstanding equity awards granted pursuant to his August 2002 offer letter become fully vested. If Dr. Prodromou resigns his employment other than for good reason, he will receive a lump sum severance payment equal to six months of his base salary, a pro-rated payment of his bonus earned pursuant to the bonus plan in effect on the date of resignation and reimbursement of six months of COBRA premiums if Dr. Prodromou elects to continue coverage. Any severance payments or accelerated vesting under the agreement is subject to Dr. Prodromou signing and not revoking a separation agreement and release of claims. Dr. Prodromou is subject to non-solicitation and non-disparagement covenants during the term of his employment and for two years following termination of employment.

Robert K. Eulau, our executive vice president and chief financial officer, entered into an employment agreement in February 2006. The agreement has no specific term and constitutes at will employment. The agreement provides for an annual base salary of $250,000 and an annual performance bonus with a target amount equal to Mr. Eulau’s annual base salary. Mr. Eulau received a bonus advance of $150,000, which is subject to certain repayment obligations in the event Mr. Eulau’s employment is terminated within nine months of his start date. In the event Mr. Eulau’s first year performance bonus is in excess of $150,000, we will be entitled to deduct the bonus advance against the amounts payable to Mr. Eulau, but if his performance bonus is less than $150,000, we will not seek reimbursement from Mr. Eulau for any shortfall. In addition, Mr. Eulau received a stock option grant of 366,667 shares of common stock with an exercise price equal to the fair market value of our common stock at the time of grant and 133,334 shares of restricted stock at $0.001 per share. In the event Mr. Eulau’s employment is terminated after a change of control or terminated without cause, or if Mr. Eulau resigns for good reason, as all such terms are defined in the agreement, Mr. Eulau will receive a lump sum payment equal to 12 months of his base salary, a lump sum payment of his bonus earned pursuant to the bonus plan in effect on the date of termination or resignation, the immediate vesting of all his options and restricted stock, the right to exercise his options for a period of 12 months following the date of termination or resignation, and reimbursement of COBRA premiums, less Mr. Eulau’s normal monthly contribution, for up to 12 months if Mr. Eulau elects to continue coverage. Any severance payments or accelerated vesting under the agreement is subject to Mr. Eulau signing and not revoking a separation agreement and release of claims. Mr. Eulau is also subject to non-solicitation and non-disparagement covenants during the term of his employment and for two years following termination of employment.

Keith McDonald, our senior vice president, sales and marketing, executed an offer letter in March 2004, which was amended in March 2006. The agreement has no specific term and constitutes at will employment. Mr. McDonald’s current annual base salary is $215,000, and he is currently eligible to receive an annual performance bonus with a target amount equal to 50% of his base salary. In addition, Mr. McDonald received a stock option grant of 250,000 shares of common stock with an exercise price equal to the fair market value of our common stock at the time of grant. The 2006 amendment to the letter provides that if, prior to January 20, 2007, Mr. McDonald’s employment is terminated without cause, as defined in his senior executive stock option agreement, or if he is constructively terminated, as such term is defined in the amended letter, he will be entitled to receive a lump sum severance payment equal to 12 months of his base salary and acceleration of his unvested stock options in an amount equal to the greater of the number of shares that would have vested had Mr. McDonald’s employment with us continued for an additional 12 months or 50% of the then-unvested options. In addition, Mr. McDonald’s vested options will remain exercisable through the later of three months and 15 days after his termination date or December 31 of the year in which his termination occurs. Any severance payments or accelerated vesting under the amendment to the letter is subject to Mr. McDonald signing and not revoking a standard release of claims.

John Payne, our chief operating officer, executed an offer letter in May 2004, which was amended in March 2006 and which has no specific term and constitutes at will employment. Mr. Payne’s current annual base salary is $215,000, and he is currently eligible to receive an annual performance bonus with a target amount equal to 50% of his base salary. In addition, Mr. Payne received a stock option grant of 366,667 shares of common stock with an exercise price equal to the fair market value of our common stock at the time of grant. The 2006 amendment to the letter provides that if, prior to January 20, 2007, Mr. Payne’s employment is terminated without cause, as defined in his senior executive stock option agreement, or if he is constructively terminated, as such term is defined in the letter, he will be entitled to receive a lump sum severance payment equal to 12 months of his base salary and acceleration of his unvested stock options in an amount equal to the greater of the number of shares that would have vested had Mr. Payne’s employment with us continued for an additional 12 months or 50% of the then-unvested shares. In addition, Mr. Payne’s vested options will remain exercisable through the later of three months and 15 days after his termination date or December 31 of the year in which his termination occurs.

Any severance payments or accelerated vesting under the amendment to the letter is subject to Mr. Payne signing and not revoking a standard release of claims.

Ronald K. Shelton, our former senior vice president and chief financial officer, entered into an employment agreement in February 2006. Mr. Shelton’s employment term ends on August 15, 2006, or such later time as may be mutually agreed to by the board of directors and Mr. Shelton. The agreement provides for an annualized base salary of $200,000 and an annual performance bonus payable on a pro rata basis. During the employment term, Mr. Shelton’s outstanding equity awards vest in accordance with their current vesting schedules. Under his employment agreement, we reaffirmed our obligations under our pre-existing indemnification agreement with Mr. Shelton, including with respect to a matter involving his former employer and related legal matters. Through December 31, 2005, we have paid approximately $180,000 in connection with these obligations. We may seek reimbursement for these payments from our directors and officers’ insurance carrier. In the event there is a change of control during Mr. Shelton’s employment, as such term is defined in the agreement, Mr. Shelton’s options will accelerate pursuant to the current terms and conditions of his stock option agreements. If Mr. Shelton’s employment terminates on the scheduled termination date, he will receive a lump sum payment equal to 12 months of his base salary, the pro-rated share of his annual bonus through such date, and 50% vesting acceleration of all of his unvested stock options. All of Mr. Shelton’s vested shares will also be exercisable through the later of three months and 15 days after his termination date or December 31, 2006. In the event Mr. Shelton’s employment is terminated without cause or Mr. Shelton resigns for good reason, as such terms are defined in the agreement, Mr. Shelton will receive a lump sum payment equal to 12 months of his base salary, plus any additional salary he would have earned had his employment continued through August 15, 2006, the pro-rated share of his annual bonus through August 15, 2006, and acceleration of his unvested stock options in an amount equal to what would have vested had Mr. Shelton’s employment with us continued through August 15, 2006, plus 50% of all remaining unvested shares. In addition, all of Mr. Shelton’s vested options will remain exercisable through December 31, 2006. Any severance payments or accelerated vesting under the agreement is subject to Mr. Shelton signing and not revoking a standard release of claims. The agreement also provides for a $75,000 bonus relating to the preparation of a registration statement on Form S-1 under the Securities Act.

Employee Benefit Plans

2006 Equity Incentive Plan

Our board of directors adopted our 2006 Equity Incentive Plan in January 2006, and we expect our stockholders will approve the plan prior to the completion of this offering. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve

We have reserved a total of 7,500,000 shares of our common stock for issuance pursuant to the 2006 Equity Incentive Plan. In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with fiscal 2007, equal to the least of:

•	4% of the outstanding shares of our common stock on the first day of the fiscal year;

•	2,500,000 shares; or

•	such other amount as our board of directors or a committee thereof may determine.

Administration

Our board of directors or a committee of our board administers our 2006 Equity Incentive Plan. Our compensation committee will be responsible for administering all of our equity compensation plans after the completion of this offering. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Stock Options

The administrator determines the exercise price of options granted under our 2006 Equity Incentive Plan, but with respect to any nonstatutory stock options intended to qualify as “performance-based compensation” and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term may not exceed five years and the exercise price must equal at least 110% of fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,500,000 shares in any fiscal year, except that, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 3,000,000 shares.

After termination of an optionee, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, no option may be exercised after the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or in shares of our common stock, or in some combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that may be awarded with or without a purchase price exceeding par value and vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may condition vesting on the achievement of specific performance goals. Until the shares of restricted stock vest, they are subject to our right of repurchase or to forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2006 Equity Incentive Plan. Restricted stock units are awards of bookkeeping units representing an unsecured right to receive stock at a future date or upon a future event that can be paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance Units and Shares

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator establishes organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, determine the number and/or the value of performance units and performance shares to be paid out to the participant. Performance units have an initial dollar value established by the administrator at the grant date. Performance shares have an initial value equal to the fair market value of our common stock on the grant date. Payment of performance units and performance shares to the participant may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Automatic Grants to Directors

Our 2006 Equity Incentive Plan provides for the automatic grant of non-statutory options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 15,000 shares upon such appointment, except for those non-employee directors who previously were employee directors. This option vests as to 1/36th of the shares subject to the option per month, subject to the director’s continued service on each relevant vesting date. In addition, following the completion of this offering, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 12,000 shares immediately following each annual meeting of our stockholders, except for those directors who hold options that are not yet fully vested. Those directors will begin receiving subsequent options commencing with the first annual meeting of our stockholders after such director’s options have fully vested. All subsequent options will vest as to 1/36th of the shares subject to the option, subject to the director’s continued service on each relevant vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Transferability

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions

Our 2006 Equity Incentive Plan provides that in the event of a “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award. All awards will terminate upon the expiration of the period of time the administrator provides in the notice.

In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable.

Plan Amendments

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan, provided such action does not impair the rights of any participant and subject to any requisite stockholder approval.

2006 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the 2006 Employee Stock Purchase Plan. Our board of directors adopted the 2006 Employee Stock Purchase Plan in January 2006, and we expect our stockholders will approve the plan prior to the completion of this offering.

Share Reserve

A total of 2,500,000 shares of our common stock will be available for sale under the 2006 Employee Stock Purchase Plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with fiscal 2007, equal to the least of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	2,000,000 shares; or

•	such other amount as may be determined by our board of directors or a committee thereof.

Administration

Our compensation committee will be responsible for administering the 2006 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan.

Eligibility

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 15 hours per week and more than 5 months in any calendar year. However, an employee may not participate in the plan if such employee at the start of the offering period would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock.

Offering Periods

Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive, non-overlapping 6-month offering periods. The offering periods will generally start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after November 15, 2006.

Limitations

Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s straight time gross earnings, commissions, overtime and shift premiums, but excludes payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a 6-month offering period. In addition, no participant may participate at a rate which would enable the participant to purchase stock more than $25,000 in value, measured at the beginning of the offering period, in any calendar year.

Purchase of Shares

Amounts deducted and accumulated for each participant are used to purchase shares of our common stock at the end of each 6-month offering period. The purchase price is 95% of the fair market value of our common stock at the end of the offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to such date. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer any rights such participant has under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2006 Employee Stock Purchase Plan.

Change of Control Transactions

In the event of our “change of control,” a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights under the 2006 Employee Stock Purchase Plan, the offering period then in progress will be shortened, and a new end date will be set.

Plan Amendments

Our board of directors has the authority to amend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under the plan.

2001 Stock Option Plan

Our 2001 Stock Option Plan was adopted by our board of directors in August 2001 and approved by our stockholders in October 2001. Our 2001 Stock Option Plan provides for the grant of incentive stock options, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The administration and features of the 2001 Stock Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2006 Equity Incentive Plan.

We have reserved a total of 175,000 shares of our common stock for issuance pursuant to the 2001 Stock Option Plan. As of April 1, 2006, options to purchase 122,661 shares of common stock were outstanding and no shares were available for future grant under this plan. Our 2001 Stock Option Plan was terminated by our board of directors in October 2003.

1997 Stock Plan

Our 1997 Stock Plan was adopted by our board of directors in March 1997 and approved by our stockholders in March 1998. Our 1997 Stock Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 1997 Stock Plan also allows for awards of stock purchase rights. The administration and features of the 1997 Stock Plan and the terms of options granted thereunder are substantially similar to the corresponding features of the 2006 Equity Incentive Plan.

We have reserved a total of 9,403,505 shares of our common stock for issuance pursuant to the 1997 Stock Plan. As of April 1, 2006, options to purchase 6,580,135 shares of common stock were outstanding, and 880,344 shares were available for future grant under this plan. Our 1997 Stock Plan will automatically terminate following the completion of this offering. We will not grant any additional awards under our 1997 Stock Plan following this offering. Instead we will grant options and other equity awards under our 2006 Equity Incentive Plan.

401(k) Plan

We maintain a retirement plan, the 401(k) Plan, which is intended to be a tax-qualified retirement plan. The 401(k) Plan covers substantially all of our employees. Currently, employees may elect to defer all or a portion of their compensation to the 401(k) Plan, up to the statutorily prescribed limit. We do not match employee contributions. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan and its related trust are intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	a breach of a director’s duty of loyalty to us or our stockholders;

•	an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the Delaware General Corporation Law; or

•	a transaction from which the director derived an improper personal benefit.

Our bylaws provide that we are required to indemnify our directors and officers and may indemnify employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered, and expect to continue to enter, into agreements to indemnify our directors, executive officers and certain other employees determined by the board of directors. These agreements provide for indemnification for certain amounts incurred by any of these individuals in any action or proceeding, including attorneys’ fees, judgments, fines, and settlement amounts and related expenses. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since October 1, 2002, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer or holder of more than 5% of our capital stock, or entities affiliated with any of them, had or will have a material interest, other than as described above in “Management” and in the transactions described below.

Preferred Stock Sales

The following table summarizes purchases of our preferred stock since October 1, 2002 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. Each outstanding share of our preferred stock will be converted automatically into one-third of a share of our common stock upon the completion of this offering.

	Shares of Preferred Stock
Purchasers	Series C	Series D	Series E	Series F	Series G	Series H	Aggregate Purchase Price
Executive Officers and Directors:
Dr. Stavro E. Prodromou	—	—	—	16,276	—	—	$25,000

5% Stockholders:
Entities affiliated with Advanced Equities, Inc.	14,245	396,488	33,239	6,497,068	4,164,521	5,294,337	51,110,854
Entities affiliated with New Enterprise Associates	—	—	—	976,562	—	—	1,499,999
Entities affiliated with Rho Ventures (1)	—	—	—	2,222,117	—	—	3,413,172
Entities affiliated with Sevin Rosen Funds	—	—	—	3,255,209	—	—	5,000,001

Total	14,245	396,488	33,239	12,967,232	4,164,251	5,294,337	$61,049,026

(1)	Benjamin Terk, one of our directors, is a partner at Rho Ventures. Mr. Terk will resign from his position on our board of directors effective upon the completion of this offering.

Placement Agent Arrangements with AEI

Advanced Equities, Inc., or AEI, has provided placement agent services in connection with our Series F, Series G and Series H preferred stock financings. Entities affiliated with AEI hold more than 5% of our capital stock. Pursuant to the terms of placement agent agreements we entered into with AEI, AEI received cash fees equal to 5% of all funds invested through AEI and its affiliates and warrants to purchase preferred stock. In addition, as part of the placement agent agreement entered into in connection with our Series F preferred stock financing in 2003, we granted AEI the right to participate in private debt or equity offerings undertaken by us in the 18 months following the July 2003 closing of the Series F financing and the right to participate in our initial public offering as part of the underwriting syndicate for up to 7% of the offering. We reaffirmed this right to participate in our initial public offering in more recent placement agent agreements we entered into with AEI in connection with subsequent preferred stock financings.

Since October 1, 2002, we have paid AEI an aggregate of $5.1 million in cash fees. In addition, since October 1, 2002, we have issued the following warrants to purchase shares of our capital stock to AEI or persons or entities affiliated with AEI:

Issue Date	Aggregate Shares (1)		Weighted Average Exercise Price Per Share
July 2003	185,593		$4.61
March 2004	94,444		9.00
November 2004	31,971		9.00
January 2005	40,777		9.00
March 2005	38,083		9.00
June 2005	150,064		15.00
November 2005	10,801		15.00

Total	551,733	(2)	9.27

(1)	Reflected on an as-converted to common stock basis.
(2)	All such warrants expire upon the completion of this offering.

Registration Rights

Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Management—Employment Agreements and Change in Control Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at July 1, 2006, as adjusted to reflect the sale of common stock offered by us in this offering, for the following persons:

•	Each person whom we know to beneficially own more than five percent of our outstanding shares of common stock;

•	Each of our directors;

•	Each of our named executive officers and our current chief financial officer; and

•	All of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 37,484,114 shares of common stock outstanding at July 1, 2006, assuming the conversion of all outstanding shares of our preferred stock as of July 1, 2006 into 33,921,867 shares of common stock and the issuance of 402,159 shares of common stock upon the assumed net exercise of warrants outstanding as of July 1, 2006 that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share. For purposes of the table below, we have assumed that 46,484,114 shares will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or were exercisable within 60 days of July 1, 2006, which is August 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Alien Technology Corporation, 18220 Butterfield Boulevard, Morgan Hill, California, 95037.

	Beneficially Owned
		Percent (%)
Name of Beneficial Owner	Shares	Before Offering	After Offering
5% Stockholders:
Advanced Equities, Inc. (1)	6,249,468	16.7%	13.4%
Sevin Rosen Funds (2)	2,473,545	6.6	5.3
New Enterprise Associates (3)	2,465,508	6.6	5.3
Rho Ventures (4)	2,400,944	6.4	5.2

Directors and Named Executive Officers:
Stavro E. Prodromou (5)	1,712,847	4.4	3.6
David A. Aaron (6)	80,000	*	*
W. Keith McDonald (7)	366,667	*	*
John Payne (8)	366,667	*	*
Ronald K. Shelton (9)	366,667	*	*
Robert Eulau (10)	496,105	1.3	1.1
Thomas R. Baruch (11)	807,583	2.2	1.7
John W. Handy (12)	95,833	*	*
C. Scott Hartz (13)	95,833	*	*
Bob L. Martin (14)	95,833	*	*
Stanley J. Meresman (15)	95,833	*	*
Benjamin Terk (4)	2,400,944	6.4	5.2
Duane E. Zitzner (16)	95,833	*	*

All directors and current executive officers as a group (13 persons) (17)	7,076,644	17.2	14.1

*	Less than 1%
(1)	Consists of (i) 1,364,431 shares held of record by Advanced Equities Investments IX, LLC; (ii) 1,085,069 shares held of record by Advanced Equities Venture Partners I, L.P.; (iii) 890,685 shares held of record by Advanced Equities Investments VI, LLC; (iv) 7,757 shares issuable upon the assumed net exercise of warrants held by Advanced Equities Financial Corp. that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share; (v) 1,098,112 shares held of record by Advanced Equities Investments XXIV, LLC; (vi) 666,667 shares held of record by Advanced Equities Late Stage Opportunities Fund I, LLC; (vii) 361,667 shares held of record by Advanced Equities Investments XX, LLC; (viii) 348,351 shares held of record by Advanced Equities Investments XII, LLC; (ix) 314,028 shares held by Advanced Equities Investments XVI, LLC; (x) 43,902 shares issuable upon the assumed net exercise of warrants held by Advanced Equities, Inc. that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share; and (xi) 68,799 shares issuable upon the assumed net exercise of warrants held by AEI Financial Corp. that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share. Dwight Badger and Keith Daubenspeck share voting and dispositive power over the shares held by Advanced Equities Investments VI, LLC, Advanced Equities Investments IX, LLC, Advanced Equities Investments XII, LLC, Advanced Equities Investments XX, LLC, Advanced Equities Investments XVI, LLC, Advanced Equities Investments XXIV, LLC and Advanced Equities Late Stage Opportunities Fund I, LLC, as managing members of each such entity. Dwight Badger and Keith Daubenspeck, as general partners of Advanced Equities Venture Partners I, L.P., share voting and dispositive power over the shares held by Advanced Equities Venture Partners I, L.P. Dwight Badger and Keith Daubenspeck, as Chief Executive Officer and Chairman, respectively, of Advanced Equities, Inc., share voting and dispositive power over the shares held by Advanced Equities, Inc. Dwight Badger and Keith Daubenspeck, as Chief Executive Officer and Chairman, respectively, of AEI Financial Corp., share voting and dispositive power over the shares held by AEI Financial Corp. The address for these entities is 311 S. Wacker Drive, Suite 1650, Chicago, IL 60606.
(2)	Consists of (i) 1,315,482 shares held of record by Sevin Rosen Fund VI L.P.; (ii) 8,766 shares issuable upon the assumed net exercise of warrants held by Sevin Rosen Fund VI L.P. upon the completion of this offering at an assumed initial public offering price of $11.00 per share; (iii) 8,548 shares issuable upon exercise of warrants held by Sevin Rosen Fund VI L.P.; (iv) 1,014,028 shares held of record by Sevin Rosen Fund VIII L.P.; (v) 103,592 shares held of record by Sevin Rosen VI Affiliates Fund L.P.; (vi) 690 shares issuable upon the assumed net exercise of warrants held by Sevin Rosen VI Affiliates Fund L.P. upon the completion of this offering at an assumed initial public offering price of $11.00 per share; (vii) 673 shares issuable upon exercise of warrants held by Sevin Rosen VI Affiliates Fund L.P.; (viii) 20,694 shares held of record by Sevin Rosen VIII Affiliates Fund L.P.; and (ix) 1,072 shares held of record by Sevin Rosen Bayless Management Company. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, Charles H. Phipps and Alan R. Schuele, as general partners of SRB Associates VIII L.P., the general partner of Sevin Rosen Fund VIII L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VIII L.P. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, Charles H. Phipps and Alan R. Schuele as general partners of SRB Associates VIII L.P., the general partner of Sevin Rosen VIII Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen VIII Affiliates Fund L.P. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers and Charles H. Phipps as general partners of SRB Associates VI L.P., the general partner of Sevin Rosen Fund VI L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VI L.P. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers and Charles H. Phipps as general partners of SRB Associates VI L.P., the general partner of Sevin Rosen VI Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen VI Affiliates Fund L.P. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, David J. McLean, John T. Oxaal, Charles H. Phipps, Alan R. Schuele and Nick Sturiale are directors and officers of Sevin Rosen Bayless Management Company, and share voting and investment power with respect to the shares held by Sevin Rosen Bayless Management Company. The address for these entities is Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, TX 75240.

(3)	Consists of (i) 1,758,468 shares held of record by New Enterprise Associates VIII, Limited Partnership; (ii) 10,403 shares issuable upon the assumed net exercise of warrants held by New Enterprise Associates VIII Limited Partnership upon the completion of this offering at an assumed initial public offering price of $11.00 per share; (iii) 12,417 shares issuable upon exercise of warrants held by New Enterprise Associates VIII, Limited Partnership; (iv) 660,763 shares held of record by New Enterprise Associates 8A, Limited Partnership; (v) 10,403 shares issuable upon the assumed net exercise of warrants held by New Enterprise Associates 8A, Limited Partnership upon the completion of this offering at an assumed initial public offering price of $11.00 per share; (vi) 1,227 shares issuable upon exercise of warrants held by New Enterprise Associates 8A, Limited Partnership; (vii) 10,752 shares held of record by NEA Presidents Fund, L.P.; and (viii) 1,075 shares held of record by NEA Ventures 1999, Limited Partnership. Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, John M. Nehra and Mark W. Perry as general partners of NEA Partners 8, L.P., the general partner of New Enterprise Associates VIII, Limited Partnership, share voting and investment power with respect to shares held by New Enterprise Associates VIII, Limited Partnership. M. James Barrett, Peter J. Barris, C. Richard Kramlich, Peter T. Morris, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III as general partners of NEA Partners 10, L.P., the general partner of New Enterprise Associates 8A, Limited Partnership, share voting and investment power with respect to shares held by New Enterprise Associates 8A, Limited Partnership. Louis B. Van Dyck is the general partner of NEA Ventures 1999, Limited Partnership and has sole voting and dispositive power with regard to shares held by NEA Ventures 1999, Limited Partnership. Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III and Mark W. Perry as general partners of NEA General Partners, L.P., the general partner of NEA President’s Fund, L.P., share voting and dispositive power with regard to shares held by NEA President’s, L.P. The address for these entities is 2490 Sand Hill Road, Menlo Park, CA 94025.
(4)	Consists of (i) 2,388,334 shares held of record by Rho Management Trust I; and (ii) 12,610 shares issuable upon the assumed net exercise of warrants held by Rho Management Trust I that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share. Voting and/or dispositive decisions with respect to the shares held by Rho Management Trust I are made by the managing partners of its investment advisor Rho Capital Partners, Inc.: Mark Leschly, Habib Kairouz and Joshua Ruch, each of whom disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, the amount of which cannot currently be determined. The address for this entity is 152 W. 57th Street, 23rd Floor, New York, NY 10019. Mr. Terk is a partner of Rho Ventures and also serves as a member of our board of directors. Mr. Terk disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Terk will resign from our board of directors effective upon the completion of the offering.
(5)	Consists of (i) 16,258 shares held of record; and (ii) options to purchase 1,696,588 shares of common stock that are immediately exercisable. As of August 30, 2006, 72,884 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(6)	Consists of (i) 40,000 shares held of record; and (ii) options to purchase 40,000 shares of common stock that are immediately exercisable. As of August 30, 2006, 26,111 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(7)	Consists of (i) 30,000 shares held of record; and (ii) options to purchase 336,667 shares of common stock that are immediately exercisable. As of August 30, 2006, 187,981 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(8)	Consists of options to purchase 366,667 shares of common stock that are immediately exercisable. As of August 30, 2006, 168,056 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(9)	Consists of options to purchase 366,667 shares of common stock that are immediately exercisable. As of August 30, 2006, 110,764 of the shares underlying these options will be subject to vesting restrictions that lapse over time. Mr. Shelton is our former senior vice president and chief financial officer and currently a senior advisor.

(10)	Mr. Eulau was appointed as our chief financial officer in March 2006. Consists of (i) 129,438 shares held of record; and (ii) options to purchase 366,667 shares of common stock that are immediately exercisable. As of August 30, 2006, 328,472 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(11)	Consists of (i) 796,669 shares held of record by CMEA Ventures II, L.P.; (ii) 6,304 shares issuable upon the assumed net exercise of warrants by CMEA Ventures II, L.P. upon the completion of this offering at an assumed initial public offering price of $11.00 per share; and (iii) 4,610 shares issuable upon exercise of warrants held by CMEA Ventures II, L.P. Mr. Baruch is a general partner of CMEA Ventures II, L.P. and also serves as a member of our board of directors. Mr. Baruch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for this entity is One Embarcadero Center, Suite 3250, San Francisco, CA 94111.
(12)	Consists of (i) 23,833 shares held of record; and (ii) options to purchase 72,000 shares of common stock that are immediately exercisable. As of August 30, 2006, 58,000 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(13)	Consists of options to purchase 95,833 shares of common stock that are immediately exercisable. As of August 30, 2006, 42,593 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(14)	Consists of options granted to purchase 95,833 shares of common stock that are immediately exercisable. As of August 30, 2006, 63,889 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(15)	Consists of options granted to purchase 95,833 shares of common stock that are immediately exercisable. As of August 30, 2006, 55,903 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(16)	Consists of (i) 23,833 shares held of record; and (ii) options to purchase 72,000 shares of common stock that are immediately exercisable. As of August 30, 2006, 60,000 of the shares underlying these options will be subject to vesting restrictions that lapse over time.
(17)	Includes (i) options to purchase 3,604,755 shares of common stock that are immediately exercisable. As of August 30, 2006, 1,285,417 of the shares underlying these options will be subject to vesting restrictions that lapse over time, (ii) 4,610 shares of common stock issuable upon the exercise of warrants that will be immediately exercisable as of August 30, 2006, and (iii) 23,524 shares issuable upon the assumed net exercise of warrants upon the completion of this offering at an assumed initial public offering price of $11.00 per share.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, each with a par value of $0.001 per share, of which 200,000,000 shares will be designated as common stock, and 10,000,000 shares will be designated as preferred stock.

At April 1, 2006, we had 37,433,079 shares of common stock outstanding, held of record by 311 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into 33,880,896 shares of common stock and the issuance of 425,969 shares of common stock upon the assumed net exercise of warrants that expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share. In addition, as of April 1, 2006, 6,707,796 shares of our common stock were subject to outstanding options, and 241,246 shares of our capital stock were subject to outstanding warrants that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization.”

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and distribution of the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation to be in effect upon completion of this offering, our board of directors will be authorized, without any action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, or sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Warrants

At April 1, 2006, we had warrants outstanding to purchase 1,276,230 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from $3.00 to $15.00 per share. Upon the completion of this offering, warrants to purchase 1,034,984 shares will expire if not exercised. Warrants to purchase 241,246 shares that do not automatically expire upon the completion of this offering will expire at various times between May 2007 and November 2009. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like.

Registration Rights

The holders of an aggregate of 33,880,896 shares of our common stock, including shares of common stock issuable upon the automatic conversion of our preferred stock, are entitled to the following rights with respect to registration of the resale of such shares under the Securities Act pursuant to the registration rights agreement by and among us and certain of our stockholders. In addition, the holders of an additional 600,134 shares of registrable securities issued or issuable upon the exercise of warrants are also entitled to the rights described under “Piggyback Registration Rights” below. We refer to these shares collectively as registrable securities.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of five years after completion of this offering, or with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of such holder’s registrable securities in any three-month period under Rule 144 under the Securities Act or another similar exception.

Demand Registration Rights

If, at any time after March 30, 2007, the holders of at least a majority of the registrable securities request that an amount of securities having a proposed aggregate offering price of at least $7,500,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights for the holders of registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

S-3 Registration Rights

Each holder of registrable securities may require us, on not more than three occasions, to file a registration statement on Form S-3 under the Securities Act covering such holders shares of registrable securities when registration of our shares under this form becomes possible and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions. Depending on certain conditions, however, we may defer such registration for up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection from our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other things, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	divide our board of directors into three separate classes serving staggered three-year terms;

•	authorize the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, the chief executive officer or the president; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also affect temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

We have applied to have our common stock listed on the Nasdaq National Market under the symbol “RFID.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company located at 59 Maiden Lane, New York, NY 10038.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 46,433,079 shares of our common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering and the issuance of 425,969 shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $11.00 per share. All shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

All other shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if their resale is registered under the Securities Act or qualifies for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	415,913
Between 90 and 180 days after the date of this prospectus	105,362
At various times beginning more than 180 days after the date of this prospectus	36,485,836

In addition, as of April 1, 2006, a total of 6,948,993 shares of our common stock were subject to outstanding options and warrants that do not expire upon the completion of this offering. The shares underlying these options and warrants will become freely tradable in the public market from time to time, subject to the provisions of Rules 144 and 701.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale will be entitled to sell upon the expiration of the lock-up agreements described below, and subject to compliance with certain requirements of Rule 144, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding, which will equal approximately 464,331 shares immediately after the offering; or

•	The average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 shall also be subject to other restrictions provided hereunder, including manner of sale and notice requirements.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares freely without complying with any of the other requirements of Rule 144 the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the lock-up agreement described below or other restriction, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with all its requirements, including the holding period, contained in Rule 144. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

We and all of our directors and officers and certain other holders of shares of common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell or agree to offer or sell any common stock, any other equity security of ours or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

•	solicit offers to purchase any such securities;

•	grant any call option with respect to any such securities;

•	purchase any put option with respect to any such securities;

•	pledge, borrow or otherwise dispose of any such securities;

•	establish or increase any “put equivalent position” with respect to any such securities;

•	liquidate or decrease any “call equivalent position” with respect to any such securities; or

•	enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities.

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, such as our granting of equity awards and issuance of common stock under our employee benefit plans, and is also subject to extension, as set forth in “Underwriting.”

Our registration rights agreement by and among us and certain of our securityholders provides that holders of registration rights should be bound by a market standoff provision substantially similar to the terms of the lock-up agreement described above.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the resale of certain shares of our common stock that are issuable pursuant to our employee benefit plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a non-U.S. holder is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult such partner’s own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become in the future a USRPHC, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq National Market.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we may pay, unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement dated                     , 2006, between us and Bear, Stearns & Co. Inc., Cowen and Company, LLC, Thomas Weisel Partners LLC, Robert W. Baird & Co. Incorporated and Advanced Equities, Inc., as representatives, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Cowen and Company, LLC
Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated
Advanced Equities, Inc.

Total	9,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased, other than shares covered by the over-allotment option described below. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option

We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of 1,350,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $              per share to other dealers. After the public offering, the public offering price, concession and discount may be changed. No such change, however, shall modify the amount of proceeds to be received by us as set forth on the cover page of this prospectus. In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share		Total
	With Over-Allotment	Without Over-Allotment	With Over-Allotment	Without Over-Allotment
Public offering price	$
Underwriting discount(1)
Proceeds, before expenses, to us	$

(1)	In addition to underwriting discounts payable by us to the underwriters in connection with this offering, 648,095 shares of our Series H preferred stock, which will convert into 216,031 shares of common stock upon the closing of this offering, purchased by an affiliate of Advanced Equities, Inc. at a price of $5.00 per share and warrants to purchase 32,405 shares of our Series H preferred stock at $5.00 per share, which will be exercisable for 10,801 shares of common stock at $15.00 per share following closing of this offering, received by an affiliate of Advanced Equities, Inc., each in 2005, are considered by the National Association of Securities Dealers, Inc. to be underwriting compensation for purposes of this offering. See “Relationship with Advanced Equities, Inc.”

The expenses of the offering payable by us, excluding the underwriting discounts and related fees, are estimated at $4.0 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sale of Similar Securities

We, each of our officers and directors and certain of our stockholders have agreed, with certain limited exceptions, not to sell or transfer any of our securities for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, pursuant to these lock-up agreements, we and these other individuals have agreed not to directly or indirectly:

•	offer, sell or agree to offer or sell any common stock, any other equity security of ours or any of our subsidiaries, and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security;

•	solicit offers to purchase any such securities;

•	grant any call option with respect to any such securities;

•	purchase any put option with respect to any such securities;

•	pledge, borrow or otherwise dispose of any such securities;

•	establish or increase any “put equivalent position” with respect to any such securities;

•	liquidate or decrease any “call equivalent position” with respect to any such securities; or

•	enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any of such securities, whether or not such transaction is to be settled by delivery of such securities, other securities, cash or other consideration.

Notwithstanding the foregoing, if (1) during the last 17 days of the applicable lock-up restriction period we issue an earnings release or disclose material news or a material event relating to us occurs, or (2) prior to the expiration of the applicable lock-up restriction period, we announce that we will release earnings results or become aware that we will disclose material news or that material event relating to us will occur during the 16-day period beginning on the last day of the applicable lock-up period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the disclosure of the material news or the occurrence of the material event unless such extension is waived in writing by Bear, Stearns & Co. Inc.

The lock-up provisions do not prevent:

•	transfers by a security holder of such securities by bona fide gift;

•	transfers by a security holder of such securities to any trust for the benefit of such security holder or any parent, grandparent, step parent, step grandparent, mother-in-law, father-in-law, spouse, sibling, sister-in-law, brother-in-law, son-in-law, daughter-in-law, child, step child, grandchild, step grandchild, niece or nephew, including adoptive relationships, of such security holder;

•	in the case of a security holder that is partnership, transfers by such security holder of such securities to any general partner, limited partner or affiliate of such security holder;

•	in the case of a security holder that is a limited liability company, transfers by such security holder of such securities to any member or affiliate of such security holder;

•	in the case of a security holder that is a corporation, transfers by such security holder of such securities to any wholly-owned subsidiary or affiliate of such security holder;

•	the sale by us of shares to the underwriters;

•	the issuance by us of shares of common stock upon the conversion or exchange of outstanding convertible or exchangeable securities;

•	the issuance by us of shares of common stock upon outstanding options or warrants or in connection with other equity instruments pursuant to employee benefit plans described in this prospectus or assumed by us in a merger or acquisition transaction;

•	the issuance by us of common stock, or securities exercisable for or convertible into, common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures or other strategic corporate transaction or any other transaction, the primary purpose of which is not to raise capital;

•	the filing by us, or the participation by a security holder in the filing by us, of any registration statement on Form S-8 or Form S-8/S-3 for the registration of shares of common stock issued pursuant to employee benefits plans described above or registration statements filed in connection with a corporate transaction described in the preceding bullet;

provided that, in the case of each of the transactions described in the first, second, third, fourth, fifth and ninth bullets above, each donee, transferee or recipient delivers to Bear, Stearns & Co. Inc. an agreement certifying that such donee, transferee or recipient agrees to be subject to the restrictions described in the immediately preceding two paragraphs, subject to the applicable exceptions described above in this paragraph, and that such donee, transferee or recipient has been in compliance with the terms of such restrictions from the date the donor or transferor first entered into an agreement with Bear, Stearns & Co. Inc. regarding the foregoing; provided further that, in the case of each of the transactions described in the first, second, third, fourth and fifth bullets above, such transaction did not involve a disposition for value and shall not be required to be, and will not be, disclosed or reported publicly under applicable laws, including Section 16 of the Exchange Act and the rules and regulations promulgated thereunder; and provided further that, in the case of each of the transactions described in the first, second, third, fourth and fifth bullets above, such transaction shall not have been effected on the Nasdaq Stock Market, the over-the-counter market or any other exchange or system providing share price quotations.

The restrictions described in the preceding paragraphs will not restrict the sale or other disposition of such securities that are acquired by a security holder subject to such lock-up agreements in the open market after completion of this offering, provided that such sale or other disposition fully complies with, and is not required to be, and will not be, disclosed or reported under, applicable law, including, but not limited to, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

The restrictions described above shall not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act by any of our officers or directors relating to the sale of such securities, provided that such securities subject to such a Rule 10b5-1 trading plan may not be sold until after the completion of the 180-day restricted period, as the same may be extended as provided above, and neither we nor any security holder signing the above described agreement may make any public announcement, disclosure or filing relating to, or disclosing, such plan or its existence prior to the end of the lock-up period, including any extension thereof.

Bear, Stearns & Co. Inc. may, in its sole discretion, waive this lock-up without public notice. In addition, the restrictions described above will not prohibit us from repurchasing from our officers, directors or stockholders, or limit the right of any officer, director or stockholder to sell or transfer to us, shares of common stock issued pursuant to any of our equity incentive plans described above in “Management—Employee Benefit Plans” or any other stock option or equity-based compensation agreements or arrangements described in this prospectus.

Quotation on the Nasdaq National Market

We have applied for quotation on the Nasdaq National Market under the symbol “RFID.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, prevailing market conditions, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity, and should not be relied on by prospective investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, some participants in the offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales, or sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of fixing or maintaining the price of the shares of common stock.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Relationship with Advanced Equities, Inc.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us for which they have received or will receive customary compensation. Since October 2005, affiliates of Advanced Equities, Inc. purchased 648,095 shares of the Company’s Series H preferred stock that, assuming a one-for-three reverse split of the Company’s common stock, will convert into 216,031 shares of the Company’s common stock upon the closing of this offering and received a warrant to purchase 32,405 shares of the Company’s Series H preferred stock at an exercise price of $5.00 per share that, assuming a one-for-three reverse split of the Company’s common stock, will be exercisable for 10,801 shares of the Company’s common stock following the closing of this offering at an exercise price of $15.00 per share. The shares of common stock received by such affiliates of Advanced Equities, Inc. upon conversion of the Series H preferred stock and this warrant are deemed to be underwriting compensation by The National Association of Securities Dealers, Inc., or NASD, Corporate Financing Department and are therefore subject to a 180-day lock-up pursuant to NASD Conduct Rule 2710(g)(1). In addition, as part of the placement agent agreement entered into in connection with our Series F preferred stock financing in 2003, we granted AEI the right to participate in private debt or equity offerings undertaken by us in the 18 months following the July 2003 closing of the Series F financing and participate in our initial public offering as part of the underwriting syndicate, for up to 7% of the offering. We reaffirmed this right in more recent placement agent agreements we entered into with AEI in connection with subsequent preferred stock financings. See “Certain Relationships and Related Party Transactions.”

Affiliates of Advanced Equities, Inc. own 10% or more of the aggregate of all classes of our preferred stock and, upon consummation of this offering and conversion of the preferred stock and related transactions, will own 10% or more of our common stock. Thus, the underwriters may be deemed to have a “conflict of interest” under the applicable provisions of Rule 2720 of the Conduct Rules of the NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock sold in this offering not be higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Bear, Stearns & Co. Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Bear, Stearns & Co. Inc. will not receive any additional compensation in connection with acting as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Bear, Stearns & Co. Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Since October 1, 2002, we have paid AEI an aggregate of $5.1 million in cash fees. In addition, since October 1, 2002, we have issued the following warrants to purchase shares of our capital stock to AEI or persons or entities affiliated with AEI:

Issue Date	Aggregate Shares (1)		Weighted Average Exercise Price Per Share
July 2003	185,593		$4.61
March 2004	94,444		9.00
November 2004	31,971		9.00
January 2005	40,777		9.00
March 2005	38,083		9.00
June 2005	150,064		15.00
November 2005	10,801		15.00

Total	551,733	(2)	9.27

(1)	Reflected on an as-converted to common stock basis.
(2)	All such warrants expire upon the completion of this offering.

United Kingdom

Each underwriter has represented and agreed that (a) it has not made and will not make an offer of shares to the public in the United Kingdom prior to the publication of a prospectus in relation to shares and the offer that has been approved by the Financial Services Authority, or FSA, or where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in section 86(1) of the Financial Services and Markets Act 2000, or FSMA, or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA; (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of FSMA does not apply; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, each underwriter has represented and agreed that with, effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. As of the date of this prospectus, certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially owned 39,521 shares of common stock, less than 1% of our common stock outstanding as of April 1, 2006.

EXPERTS

The consolidated financial statements of Alien Technology Corporation as of September 30, 2004 and October 1, 2005 and for each of the years in the three-year period ended October 1, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.alientechnology.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

ALIEN TECHNOLOGY CORPORATION

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors

Alien Technology Corporation:

We have audited the accompanying consolidated balance sheets of Alien Technology Corporation and subsidiaries (the Company) as of September 30, 2004 and October 1, 2005, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended October 1, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alien Technology Corporation and subsidiaries as of September 30, 2004 and October 1, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended October 1, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Mountain View, California

March 22, 2006, except as to note 19 and

note 21, which are as of July 11, 2006

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30, 2004	October 1, 2005	April 1, 2006	Pro forma April 1, 2006
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,723	$55,874	$34,324
Short-term investments	20,926	12,329	12,033
Accounts receivable, less allowance of $76, $102 and $304 (unaudited) as of September 30, 2004, and October 1, 2005 and April 1, 2006, respectively	2,226	2,864	3,989
Inventories	3,056	5,461	6,211
Prepaid expenses and other current assets	1,143	1,311	3,662

Total current assets	31,074	77,839	60,219
Restricted cash	1,263	1,275	1,497
Property and equipment, net	22,490	21,039	20,878
Notes receivable from related parties	254	270	278
Intangible assets, net	87	637	561
Other assets	961	927	937

Total assets	$56,129	$101,987	$84,370

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,751	$2,224	$4,113
Accrued compensation	1,111	1,552	2,777
Current portion of debt	1,146	1,716	1,629
Other accrued liabilities	392	9,642	8,871

Total current liabilities	5,400	15,134	17,390
Customer deposits	1,977	1,959	1,935
Long-term debt	3,082	4,410	3,626
Other noncurrent liabilities	433	560	828
Redeemable convertible preferred stock warrants	—	—	12,021	—

Total liabilities	10,892	22,063	35,800

Commitments and contingencies

Redeemable convertible preferred stock:
Convertible preferred stock, $0.001 par value; 107,229,674 and 107,229,674 shares authorized as of October 1, 2005 and April 1, 2006 (unaudited), respectively; 79,868,016, 100,482,413, and 101,642,689 (unaudited) shares issued and outstanding as of September 30, 2004, October 1, 2005 and April 1, 2006, respectively; no shares issued and outstanding pro forma (unaudited); aggregate liquidation preference of $236,206 and $241,970 (unaudited) as of October 1, 2005 and April 1, 2006, respectively	170,349	253,193	258,688	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized or issued as of September 30, 2004, October 1, 2005 and April 1, 2006 (unaudited); 10,000,000 shares authorized and no shares issued and outstanding as of April 1, 2006 pro forma (unaudited)	—	—	—	—
Common stock, $0.001 par value; 167,000,000 shares authorized as of October 1, 2005 and April 1, 2006 (unaudited), 1,906,820, 2,742,709, 3,126,214 (unaudited), and 37,433,079 pro forma (unaudited) shares issued and outstanding as of September 30, 2004, October 1, 2005, April 1, 2006, and pro forma (unaudited) at April 1, 2006, respectively	2	3	3	37
Additional paid-in capital	5,252	14,419	11,098	281,773
Deferred stock-based compensation	—	(4,367)	(3,676)	(3,676)
Notes receivable from stockholder	(60)	—	—	—
Accumulated deficit	(130,265)	(183,313)	(217,537)	(217,537)
Accumulated other comprehensive loss	(41)	(11)	(6)	(6)

Total stockholders’ equity (deficit)	(125,112)	(173,269)	(210,118)	60,591

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$56,129	$101,987	$84,370

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
Revenue:
Product	$1,255	$5,576	$12,701	$8,492	$5,385
Service	5,513	4,294	7,132	2,622	4,573

Total revenue	6,768	9,870	19,833	11,114	9,958

Cost of revenue:
Product	2,720	14,644	38,648	14,870	13,082
Service	2,600	2,272	4,866	1,803	2,930

Total cost of revenue	5,320	16,916	43,514	16,673	16,012

Gross profit (loss)	1,448	(7,046)	(23,681)	(5,559)	(6,054)

Operating expenses:
Research and development	15,063	11,432	11,422	5,106	6,976
Sales and marketing	2,284	5,390	10,052	3,394	7,054
General and administrative	3,063	3,512	8,131	2,495	8,077

Total operating expenses	20,410	20,334	29,605	10,995	22,107

Loss from operations	(18,962)	(27,380)	(53,286)	(16,554)	(28,161)
Other income (expense), net	(91)	(268)	238	(60)	1,411

Net loss before cumulative effect of change in accounting principle	(19,053)	(27,648)	(53,048)	(16,614)	(26,750)

Cumulative effect of change in accounting principle	—	—	—	—	(7,474)

Net loss	(19,053)	(27,648)	(53,048)	(16,614)	(34,224)

Dividend issued to convertible preferred stockholders	(25,490)	—	—	—	—

Net loss allocable to common stockholders	$(44,543)	$(27,648)	$(53,048)	$(16,614)	$(34,224)

Net loss allocable to common stockholders per share—basic and diluted:
Before cumulative effect of change in accounting principle	$(37.75)	$(17.82)	$(24.88)	$(8.42)	$(9.83)
Cumulative effect of change in accounting principle	—	—	—	—	(2.75)

Net loss allocable to common stockholders per share—basic and diluted	$(37.75)	$(17.82)	$(24.88)	$(8.42)	$(12.58)

Weighted average shares outstanding used in computing net loss allocable to common stockholders per share—basic and diluted	1,179,878	1,551,844	2,131,738	1,974,297	2,719,983

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(In thousands, except share and per share data)

			Stockholders’ equity (deficit) and comprehensive income (loss)
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock- based compen- sation	Notes receivable from stock- holder	Accumu- lated deficit	Accumu- lated other compre- hensive loss	Total stock- holders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of September 30, 2002	32,430,473	$92,593	1,077,732	$1	$3,102	$(22)	$—	$(58,074)	$—	$(54,993)
Common stock issued upon exercise of stock options	—	—	258,689	—	110	—	—	—	—	110
Common stock issued to service provider	—	—	6,667	—	4	—	—	—	—	4
Amortization of stock-based compensation	—	—	—	—	—	22	—	—	—	22
Issuance of warrants in December 2002 to purchase 19,775 shares of Series E preferred stock in connection with equipment financing	—	—	—	—	76	—	—	—	—	76
Issuance of stock options to service provider	—	—	—	—	11	—	—	—	—	11
Series F preferred stock issued for cash at $1.536 per share in July 2003, less closing costs of $2,436	24,739,583	35,564	—	—	—	—	—	—	—	—
Anti-dilution shares issued in July 2003 as a dividend	16,594,740	25,490	—	—	—	—	—	(25,490)	—	(25,490)
Issuance of warrants in July 2003 to purchase 556,779 shares of Series F preferred stock in connection with Series F preferred stock financing	—	—	—	—	560	—	—	—	—	560
Modification of outstanding preferred stock warrants—fair value	—	—	—	—	246	—	—	—	—	246
Modification of outstanding preferred stock warrants—incremental cost	—	—	—	—	(246)	—	—	—	—	(246)
Issuance of warrants in July 2003 to purchase 868,055 shares of Series F preferred stock in connection with purchase and sales agreement	—	—	—	—	349	—	—	—	—	349
Net loss	—	—	—	—	—	—	—	(19,053)	—	(19,053)

Balance as of September 30, 2003	73,764,796	153,647	1,343,088	1	4,212	—	—	(102,617)	—	(98,404)

(Continued)

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(In thousands, except share and per share data)

			Stockholders’ equity (deficit) and comprehensive income (loss)
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock- based compen- sation	Notes receivable from stock- holder	Accumu- lated deficit	Accumu- lated other compre- hensive loss	Total stock- holders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of September 30, 2003	73,764,796	153,647	1,343,088	1	4,212	—	—	(102,617)	—	(98,404)
Common stock issued upon exercise of stock options, net of early exercise of options	—	—	563,732	1	249	—	(60)	—	—	190
Issuance of warrants in November 2003 to purchase 162,760 shares of Series E preferred stock in connection with equipment financing	—	—	—	—	189	—	—	—	—	189
Issuance of stock options to service provider	—	—	—	—	41	—	—	—	—	41
Reduction of closing costs related to issuance of Series F preferred stock	—	8	—	—	—	—	—	—	—	—
Series G preferred stock issued for cash at $3.00 per share in March 2004, less closing costs of $1,466	5,999,997	16,534	—	—	—	—	—	—	—	—
Issuance of warrants in March 2004 to purchase 283,333 shares of Series E preferred stock in connection with Series G preferred stock financing	—	—	—	—	561	—	—	—	—	561
Series C preferred stock issued upon exercise of warrants at $1.55 per share in June 2004	103,223	160	—	—	—	—	—	—	—	—

Comprehensive loss:
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	(41)	(41)
Net loss	—	—	—	—	—	—	—	(27,648)	—	(27,648)

Total comprehensive loss										(27,689)

Balance as of September 30, 2004	79,868,016	170,349	1,906,820	2	5,252	—	(60)	(130,265)	(41)	(125,112)

(Continued)

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(In thousands, except share and per share data)

			Stockholders’ equity (deficit) and comprehensive income (loss)
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock- based compen- sation	Notes receivable from stock- holder	Accumu- lated deficit	Accumu- lated other compre- hensive loss	Total stock- holders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of September 30, 2004	79,868,016	170,349	1,906,820	2	5,252	—	(60)	(130,265)	(41)	(125,112)
Common stock issued upon exercise of stock options, net of early exercise of options	—	—	473,768	1	360	—	—	—	—	361
Common stock issued to service provider	—	—	28,788	—	187	—	—	—	—	187
Common stock issued in connection with acquisition	—	—	91,666	—	696	—	—	—	—	696
Issuance of restricted stock to employees	—	—	241,667	—	696	(696)	—	—	—	—
Deferred stock-based compensation in connection with stock option grants	—	—	—	—	4,153	(4,153)				—
Amortization of stock-based compensation expense	—	—	—	—	—	482	—	—	—	482
Stock-based compensation in connection with stock options granted to nonemployees and common stock issued to employees with performance conditions	—	—	—	—	921	—	—	—	—	921
Issuance of warrants in November 2004, January 2005 and March 2005 to purchase shares of Series C-G preferred stock and common stock in connection with sale of Series C-G preferred stock	—	—	—	—	664	—	—	—	—	664
Issuance of warrants in June 2005 to purchase shares of Series H preferred stock in connection with Series H preferred stock financing	—	—	—	—	1,490	—	—	—	—	1,490
Series C preferred stock issued for cash at $3.00 per share, less closing costs of $7	30,000	83	—	—	—	—	—	—	—	—
Series D preferred stock issued for cash at $3.00 per share, less closing costs of $209	835,000	2,296	—	—	—	—	—	—	—	—
Series E preferred stock issued for cash at $3.00 per share, less closing costs of $17	70,000	193	—	—	—	—	—	—	—	—
Series F preferred stock issued for cash at $3.00 per share, less closing costs of $300	1,200,000	3,300	—	—	—	—	—	—	—	—
Series G preferred stock issued for cash at $3.00 per share in November 2004, January 2005, and March 2005, less closing costs of $1,219	5,149,998	14,231	—	—	—	—	—	—	—	—
Series H preferred stock issued for cash at $5.00 per share in June 2005, less closing costs of $2,416	13,329,399	62,741	—	—	—	—	—	—	—	—
Cash received on note receivable from stockholder	—	—	—	—	—	—	60	—	—	60

Comprehensive loss:
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	30	30
Net loss	—	—	—	—	—	—	—	(53,048)	—	(53,048)

Total comprehensive loss										(53,018)

Balance as of October 1, 2005	100,482,413	253,193	2,742,709	3	14,419	(4,367)	—	(183,313)	(11)	(173,269)

(Continued)

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) and Comprehensive Income (Loss)

(In thousands, except share and per share data)

			Stockholders’ equity (deficit) and comprehensive income (loss)
	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Deferred stock- based compen- sation	Notes receivable from stock- holder	Accumu- lated deficit	Accumu- lated other compre- hensive loss	Total stock- holders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of October 1, 2005	100,482,413	253,193	2,742,709	3	14,419	(4,367)	—	(183,313)	(11)	(173,269)
Change in accounting principle in accounting for redeemable convertible preferred stock warrants (unaudited)	—	—	—	—	(5,161)	—	—	—	—	(5,161)
Common stock issued upon exercise of stock options, net of early exercise of options (unaudited)	—	—	377,477	—	259	—	—	—	—	259
Series H preferred stock issued for cash at $5.00 per share, less closing costs of $310 (unaudited)	1,146,445	5,422	—	—	—	—	—	—	—	—
Series D preferred stock issued on exercise of warrants (unaudited)	13,831	73	—	—	—	—	—	—	—	—
Repurchase of common stock (unaudited)	—	—	(17,916)	—	(39)	—	—	—	—	(39)
Amortization of stock-based compensation expense (unaudited)	—	—	—	—	—	691	—	—	—	691
Stock-based compensation in connection with stock awards granted to nonemployees, common stock issued to employees with performance conditions and stock options granted to employees at fair value (unaudited)	—	—	23,944	—	1,620	—	—	—	—	1,620

Comprehensive loss (unaudited):
Unrealized gain on short-term investments (unaudited)	—	—	—	—	—	—	—	—	5	5
Net loss (unaudited)	—	—	—	—	—	—	—	(34,224)	—	(34,224)

Total comprehensive loss (unaudited)										(34,219)

Balance as of April 1, 2006 (unaudited)	101,642,689	$258,688	3,126,214	$3	$11,098	$(3,676)	$—	$(217,537)	$(6)	$(210,118)

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
Cash flows from operating activities:
Net loss	$(19,053)	$(27,648)	$(53,048)	$(16,614)	$(34,224)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	37	41	1,590	294	2,311
Amortization of warrants	36	132	139	35	64
Depreciation and amortization	4,797	4,713	5,838	2,552	3,075
Amortization of bond premium	—	770	472	228	15
(Gain) loss on disposal of equipment and property and equipment write-offs	7	—	(6)	24	524
Provision for doubtful accounts	17	59	75	55	202
Provision for inventory write-downs and loss on purchase commitments	606	—	10,414	813	855
Accrued interest receivable	(21)	(21)	—	(4)	(8)
Change in fair value of redeemable convertible preferred stock warrants	—	—	—	—	(691)
Cumulative effect of change in accounting principle	—	—	—	—	7,474
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(224)	(1,708)	339	(2,971)	(1,327)
Inventories	(1,057)	(2,542)	(7,898)	(2,386)	(5,162)
Prepaid expenses and other current assets	(80)	(642)	79	(661)	(2,351)
Accounts payable	700	1,592	(960)	(513)	1,889
Accrued compensation	234	131	41	120	1,225
Other accrued liabilities	115	(64)	3,940	3,724	2,660
Customer deposits	1,992	(14)	(18)	(1)	(24)
Other noncurrent liabilities	167	137	(26)	68	268

Net cash used in operating activities	(11,727)	(25,064)	(39,029)	(15,237)	(23,225)

Cash flows from investing activities:
Changes in restricted cash	29	(37)	(12)	(12)	(222)
Purchases of short-term investments	—	(36,023)	(21,145)	(12,784)	(16,000)
Proceeds from sale of short-term investments	—	14,285	29,301	16,208	16,286
Capital expenditures	(1,519)	(5,839)	(4,114)	(2,922)	(3,236)
Cash paid in business combination, net of cash acquired	—	—	(339)	—	—
Other assets	—	—	34	(84)	(74)

Net cash (used in) provided by investing activities	(1,490)	(27,614)	3,725	406	(3,246)

Cash flows from financing activities:
Proceeds from notes receivable from related parties, net	299	135	44	60	—
Capital lease payments	(1,020)	(296)	—	—	—
Repayment of debt	(738)	(1,314)	(1,540)	(695)	(871)
Proceeds from debt	910	4,246	3,439	1,500	—
Proceeds from issuance of convertible preferred stock and warrants, net	36,124	17,264	84,997	20,803	5,572
Proceeds from issuance of common stock	110	299	528	300	259
Repurchase of common stock	—	(22)	(13)	(5)	(39)

Net cash provided by financing activities	35,685	20,312	87,455	21,963	4,921

Net change in cash and cash equivalents	22,468	(32,366)	52,151	7,132	(21,550)

Cash and cash equivalents at beginning of period	13,621	36,089	3,723	3,723	55,874

Cash and cash equivalents at end of period	$36,089	$3,723	$55,874	$10,855	$34,324

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$288	$565	$652	$303	$311
Noncash investing and financing activities:
Common stock exchanged for notes receivable	—	60	—	—	—
Preferred stock dividend	25,490	—	—	—	—
Deferred stock-based compensation	—	—	4,849	999	—
Common stock issued in connection with an acquisition	—	—	696	—	—

See accompanying notes to consolidated financial statements.

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(1)	The Company

Alien Technology Corporation (Alien or the Company) was incorporated in December 1994, and reincorporated in Delaware in September 2004, and designs, manufactures and sells radio frequency identification, or RFID, products, and provides professional and educational services to support these products.

The Company has not achieved profitable operations or positive cash flows from operations. The Company’s accumulated deficit aggregated $(183,313) at October 1, 2005 and $(217,537) at April 1, 2006, and the Company expects to incur losses in future periods. The Company’s future operations are dependent on the success of the Company’s research and commercialization efforts and, ultimately, market acceptance of the Company’s products.

The Company plans to finance its operations through raising additional capital and revenues from future sales. There can be no assurance that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

(2)	Summary of Significant Accounting Policies and Practices

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries located in the United States and the United Kingdom. All inter-company balances and transactions have been eliminated in consolidation.

(b)	Fiscal Period

In fiscal year 2005, the Company adopted a fiscal accounting year with the last day of the year ending on the Saturday closest to September 30. Fiscal year 2005 ended on October 1, 2005 (and contained 52 weeks) and the second quarter of fiscal year 2006 ended on April 1, 2006.

(c)	Interim Financial Information

The consolidated financial information as of April 1, 2006 and for the six months ended March 31, 2005 and April 1, 2006, and the related notes, are unaudited but, in management’s opinion, include all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its consolidated financial position, operating results, stockholders’ equity (deficit) and cash flows for the interim date and periods presented. The results of operations for the six months ended April 1, 2006 are not necessarily indicative of the results to be expected for the full year or other future periods.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the

F - 10	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, accounts receivable valuation, inventory valuation, goodwill and intangible assets valuation, deferred tax asset valuation allowance, contingencies, and stock options and warrants valuation. Actual results could differ from those estimates.

(e)	Cash Equivalents and Short-term Investments

Cash equivalents are highly liquid investments with a remaining maturity at the date of purchase of less than three months. Cash equivalents consist primarily of commercial paper and money market investments.

Short-term investments are marketable securities with remaining maturities greater than three months but less than one year at the date of purchase. The short-term investments are classified as available-for-sale and carried at fair value. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company records any unrealized gain (loss) on these investments as a component of other comprehensive income.

(f)	Restricted Cash

As of October 1, 2005, restricted cash consists of deposits held as collateral relating to letters of credit obtained in conjunction with security deposits required under facility leases.

(g)	Inventories

Inventories are stated at the lower of standard cost or market. Standard cost approximates actual cost on the first-in, first-out basis. The carrying value of inventory is reduced for estimated obsolescence and the difference between inventory carrying value and the estimated market value, if lower, based upon assumptions about future demand and market conditions.

(h)	Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are depreciated over the estimated useful life or lease term, whichever is shorter. Assets acquired under capital leases are amortized over periods not to exceed the lease terms, ranging from three to five years. In 2004, the Company repaid in full all material capital leases and purchased the underlying equipment.

(i)	Goodwill and Intangible Assets

The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives not be

F - 11	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

amortized, but instead be tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. Goodwill is tested for impairment in the Company’s fiscal fourth quarter. SFAS No. 142 also requires the Company to amortize intangible assets over their respective finite lives up to their estimated residual values.

SFAS No. 142 requires that intangible assets with finite useful lives be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of its long-lived assets, including property and equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through the undiscounted expected future net cash flows. If the future undiscounted net cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

(j)	Revenue Recognition

The Company’s revenue is comprised of product and service revenue. Product revenue primarily comprises the sale of RFID tags and hardware, such as RFID readers and antennas. The Company sells its products through its direct sales force and distributors. Service revenue comprises revenue from (a) training courses (b) professional services, and (c) research and development contracts. Professional service contracts are billed either on a time-and-materials or fixed-price basis. Research and development contracts are primarily billed on a time-and-materials basis and are essentially “best efforts” contracts. In certain cases, the counterparty retains nonexclusive limited rights to any intellectual property developed (see note 14).

The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured. The Company evaluates each of the four criteria as follows:

(i)	Persuasive evidence of an arrangement exists

The Company’s customary practice relating to product sales to larger customers and research and development services is to have a written contract, which is signed by both the customer and the Company, or a purchase order from those customers who have previously negotiated a standard arrangement with the Company. For product sales to all other classes of customers, training courses and professional services, the Company’s customary practice is to obtain a purchase order.

(ii)	Delivery has occurred

The Company’s standard transfer terms are free on board (FOB) shipping point. Thus, delivery is considered to have occurred when title and risk of loss have passed to the customer at the time of shipment. For sale of products through distributors, the Company recognizes revenue when the products are sold by the distributor to the distributor’s customer.

F - 12	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

Revenue from training courses is recognized when the services are completed. Revenue from professional services and research and development arrangements under time-and-materials and fixed price arrangements is recognized as services are proportionately performed through the contract period based upon labor hours incurred to date, assuming that all significant contractual obligations are satisfied and the resulting receivable is deemed collectible by management. If substantive milestones exist, revenue is recognized on achievement of these milestones.

The Company has established fair value for its professional services and training courses, based on the price charged when sold separately. When a sale involves multiple elements, such as a sale of products that includes professional services, product revenue is recognized upon delivery using the residual method. The Company has no contractual obligation to provide maintenance or support to the customer.

The Company may provide limited updates to firmware, which is incidental to the reader hardware product, to ensure compatibility with RFID tags. The cost of delivering firmware updates, if any, is expected to be immaterial.

(iii)	The fee is fixed or determinable

The Company does not offer general rights of return to its customers. Customers have a right to return products that do not function according to specification within the warranty period for repair or replacement only.

The Company does not offer payment terms greater than 90 days from sale of products or completion of services.

The Company’s arrangements with certain distributors include limited contractual rights of return and inventory price protection. Revenue on these arrangements is recognized when the products are sold by the distributor to its customer. Price protection credits are offered on inventory held by distributors. These credits reduce only the deferred revenue and related accounts receivable due from the distributors and not any recognized revenue.

(iv)	Collectibility is reasonably assured

Collectibility is assessed on a customer-by-customer basis. New and existing customers are subject to an ongoing credit review process, which evaluates the customer’s financial position, its historical payment history, and its ability to pay. If it is determined prior to revenue recognition that the collectibility is not reasonably assured, recognition of the revenue is deferred and recognized upon receipt of cash, assuming all other revenue recognition criteria are satisfied.

(k)	Product Warranty

The Company warrants its products against manufacturing and other defects. The Company’s standard warranty on its products is generally one year. Product warranty reserve as of September 30, 2004 and October 1, 2005 and activity in product warranty reserve for fiscal 2003, 2004 and 2005 was not material.

F - 13	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(l)	Research and Development

Research and development expenditures are charged to expense as incurred.

(m)	Advertising Expense

The cost of advertising is expensed as incurred. Advertising cost totaled $119, $335, and $1,385, for the years ended September 30, 2003 and 2004 and October 1, 2005, respectively.

(n)	Stock-based Compensation

The Company has various stock-based compensation plans, which are described in note 13. Prior to October 2, 2005, the Company accounted for options granted to employees and directors in accordance with the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, deferred compensation expense is recorded on the date of grant only if the fair value of the underlying stock exceeds the exercise price and is recognized on a straight-line basis over the vesting period. For employee stock option grants with performance criteria, stock compensation expense is affected each reporting period by changes in the estimated fair value of the Company’s common stock.

The Company accounts for stock options granted to nonemployees on a fair-value basis in accordance with Emerging Issues Task Force Issue (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. As a result, the amount of stock-based compensation expense recorded for nonemployee options with vesting or other performance criteria is affected each reporting period by changes in the estimated fair value of the Company’s common stock.

For disclosure purposes under SFAS No. 123, Stock-based Compensation, the fair value of each employee and director option granted was estimated on the date of grant using the minimum-value method with the following weighted average assumptions:

	Year ended
	September 30, 2003	September 30, 2004	October 1, 2005
Expected life in years	4.0	4.0	6.1
Risk-free interest rate	2.9%	2.9%	3.9%
Dividend yield	—	—	—

The weighted average fair value per share of options granted to employees for the years ended September 30, 2003 and 2004, and October 1, 2005 under the minimum-value method amounted to approximately $0.09, $0.24, and $2.88, respectively.

F - 14	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

For pro forma disclosure purposes, the estimated fair value of the stock-based awards granted to employees is amortized on a straight-line basis over the options’ vesting periods. The pro forma information follows:

	Year ended
	September 30, 2003	September 30, 2004	October 1, 2005
Net loss allocable to common stockholders – as reported	$(44,543)	$(27,648)	$(53,048)
Add back employee stock-based compensation included in net loss as determined under the intrinsic-value method, net of tax	22	—	1,020
Deduct employee stock-based compensation expense determined under the minimum-value method, net of tax	(114)	(179)	(1,232)

Net loss allocable to common stockholders – pro forma	$(44,635)	$(27,827)	$(53,260)

Basic and diluted net loss allocable to common stockholders per share
As reported	$(37.75)	$(17.82)	$(24.88)
Pro forma	(37.83)	(17.93)	(24.98)

Effective October 2, 2005, the Company adopted SFAS No. 123R, Share-Based Payment (SFAS 123R), using the prospective method. Under the prospective method, compensation cost is recognized based on the requirements of SFAS 123R for all share-based payments granted after the effective date, and the Company continues to recognize compensation expense on the remaining unvested awards on the effective date under the intrinsic-value method of APB Opinion No. 25.

Under SFAS 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded entities. The expected term of options granted is derived from the average midpoint between vesting and the contractual term, as described in the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used to value options granted during the six months ended April 1, 2006 were as follows:

Six months ended April 1, 2006
(Unaudited)
Expected volatility	91%
Expected life in years	6.06
Risk free interest rate	4.54%
Dividend yield	—

F - 15	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

The weighted average fair value per share of options granted to employees for the six months ended April 1, 2006 was approximately $9.42 (unaudited).

As a result of adopting SFAS 123R on October 2, 2005, the Company’s loss before income taxes and net loss for the six months ended April 1, 2006, was higher by $278 (unaudited), than if the Company had continued to account for share-based compensation under APB Opinion No. 25. Basic and diluted net loss per share for the six months ended April 1, 2006 is $0.10 (unaudited) higher than if the Company had continued to account for share-based compensation under Opinion 25.

(o)	Foreign Currency

The functional currency of the Company’s foreign subsidiary in the United Kingdom is the United States dollar (USD). The effects of foreign currency remeasurement adjustments for subsidiaries with a USD functional currency are included in other income (expense), net in the consolidated statements of operations. All gains or losses on foreign currency transactions are recognized in other income (expense), net in the consolidated statements of operations.

(p)	Comprehensive Loss

Comprehensive loss includes net loss and unrealized gains (losses) on available-for-sale securities. Tax effects of comprehensive loss have not been material.

(q)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary in order to reduce deferred tax assets to amounts which are more likely than not to be recovered.

(r)	Net Loss Allocable to Common Stockholders per Share

Net loss allocable to common stockholders per share is computed in accordance with SFAS No. 128, Earnings per Share, by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. The Company has outstanding stock options, unvested common stock subject to repurchase, warrants, and convertible preferred stock, which have not been included in the calculation of diluted net loss allocable to common stockholders per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss allocable to common stockholders per share for each period are the same.

F - 16	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

The following table sets forth potential common stock that was not included in the diluted net loss allocable to common stockholders per share calculations because to do so would be anti-dilutive:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
Unvested common stock subject to repurchase	920	151,545	166,225	203,917	306,976
Stock options	4,484,591	4,637,285	5,939,303	5,490,534	6,712,797
Warrants	1,237,307	1,258,655	1,270,038	1,119,974	1,276,230
Convertible preferred stock	24,588,265	26,622,672	33,494,138	29,051,005	33,880,896

(s)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash, and accounts receivable. The Company is exposed to credit risk in the event of default by the relevant financial institutions on amounts in excess of federally insured limits. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Accounts receivable result from the sale of products and services. Credit risk is concentrated primarily in North America. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company records allowances for estimated credit losses based on management’s assessment of the likelihood of collection.

(t)	Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and the carrying amounts of financial instruments that are recognized at historical cost amounts.

The following methods are used to estimate the fair value of the Company’s financial instruments:

(a)	The carrying value of cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments;

(b)	Available-for-sale securities are recorded at fair value, which is based on quoted market prices;

(c)	The carrying value of long-term debt approximates fair value, as the interest rates on the debt instruments approximate market rates; and

(d)	Redeemable convertible preferred stock warrants are recorded at fair value, which is calculated using the Black-Scholes option-pricing model.

F - 17	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(u)	Segment Information

The Company is managed and operated as one business. The business is managed by a management team that reports to the chief executive officer, who is considered the chief operating decision maker. The Company does not operate separate lines of business with respect to any of its products or services. Accordingly, the Company does not prepare discrete financial information with respect to separate products or services or by location and does not have separate reportable segments as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Disaggregated product revenue information is as follows:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
RFID readers and other hardware	$1,154	$4,216	$4,723	$4,100	$2,071
RFID tags	101	1,360	7,978	4,392	3,314

	$1,255	$5,576	$12,701	$8,492	$5,385

Disaggregated revenue information by geographic area is as follows:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
United States	$6,154	$8,710	$16,504	$9,395	$7,962
Asia	426	674	1,856	1,192	1,551
Rest of world	188	486	1,473	527	445

	$6,768	$9,870	$19,833	$11,114	$9,958

Substantially all of the Company’s assets are located in the United States.

(v)	Pro Forma Consolidated Balance Sheet Data (Unaudited)

Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of convertible preferred stock automatically convert into common stock. In addition, a portion of the outstanding warrants that expire upon the consummation of the initial public offering contemplated herein are assumed to be exercised for common stock on a net exercise basis. The April 1, 2006 unaudited pro forma consolidated balance sheet data have been prepared assuming the conversion of the convertible preferred stock outstanding as of April 1, 2006, the net exercise of in-the-money warrants outstanding as of April 1, 2006 that expire upon the consummation of the initial public offering contemplated herein into common stock as of April 1, 2006 and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity.

F - 18	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(w)	Pro Forma Net Loss per Share Data (Unaudited)

The following pro forma basic and diluted net loss per share allocable to common stockholders and shares used in computing pro forma basic and diluted net loss per share allocable to common stockholders have been presented reflecting the automatic conversion of the convertible preferred stock into shares of common stock and the assumed net exercise of warrants that otherwise expire upon the consummation of the initial public offering contemplated herein, using the as-converted method as of October 1, 2004 or from the respective dates of issuance, if later.

	Year ended October 1, 2005	Six months ended April 1, 2006
Net loss allocable to common stockholders	$(53,048)	$(34,224)
Pro forma net loss allocable to common stockholders	(53,048)	(34,224)

Pro forma net loss per share allocable to common stockholders – basic and diluted	$(1.66)	$(0.93)

Pro forma weighted average common shares outstanding used in computing pro forma net loss per share allocable to common stockholders – basic and diluted	31,935,528	36,954,194

(x)	Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (SFAS No. 151). SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. SFAS No. 151 was effective beginning in fiscal 2006. The adoption of SFAS No. 151 did not have a material effect on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), and in March 2005, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). The Company adopted the provisions of SFAS No. 123R on October 2, 2005 using the prospective method. Under the prospective method, the Company applies the requirements of SFAS No. 123R prospectively to new awards and to awards modified, repurchased or cancelled after October 1, 2005 and continues to apply the requirements of APB Opinion No. 25 to all awards granted to employees prior to the date of adoption. Accordingly, compensation cost for all awards granted to employees prior to the adoption date that remain unvested on that date are recognized as the services are rendered after the adoption date based on the intrinsic value of those awards. The effect of adoption of SFAS No. 123R on the consolidated statement of operations is disclosed in Note 2(m).

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, a Replacement of APB Opinion No. 20 and FASB Statement No. 3, which requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors beginning in fiscal 2007. The Company does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position or results of operations.

F - 19	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(y)	Change in Accounting Principle (unaudited)

In June 2005, the FASB issued FSP 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (FSP 150-5). FSP 150-5 specifies that a warrant for puttable shares must be recorded as a liability even if the share repurchase feature is conditioned on a defined contingency. The Company’s convertible preferred stock is redeemable in the case of a deemed liquidation event, which is more fully described in Note 11(b). FSP 150-5 is effective for reporting periods beginning after June 30, 2005.

In October 2005, the Company adopted FSP 150-5, which resulted in the recognition of a liability in the amount of $12,635, a charge to earnings in the amount of $7,474 as the cumulative effect of change in accounting principle, and a reclassification of additional paid-in capital in the amount of $5,161. Subsequent changes in the fair value of the redeemable preferred stock warrants will be recorded as other income (expense). For the six months ended April 1, 2006, the Company recorded other income in the amount of $691 relating to changes in the fair value of the redeemable preferred stock warrants.

(3)	Acquisition of Quatrotec

In May 2005, the Company acquired Quatrotec, a privately-held provider of integration services for baggage handling and screening systems used by the air transportation industry, for total purchase consideration of $1,349. The purchase consideration consisted of the following: (i) cash consideration of $500, (ii) 91,666 shares of common stock with a fair value of $696, which was determined based on the fair value of the Company’s common stock at the date of the acquisition and (iii) transaction costs of $153, consisting of professional fees incurred related to attorneys and valuation advisors.

In addition to the purchase consideration, the Company issued 241,667 unvested shares of common stock to three former stockholders of Quatrotec who became employees of the Company after the acquisition. Of the 241,667 unvested shares issued, 91,667 shares are subject only to an employment condition, with 50% of the total shares vesting on April 30, 2006 and 50% of the total shares vesting on April 30, 2007. These shares are accounted for as a fixed share-based award, and the related deferred stock-based compensation of $696 is being amortized on a straight-line basis over the two-year vesting period. The remaining 150,000 unvested shares are subject to both an employment condition and a performance condition based on revenue targets over a period of 36 months from the date of the acquisition. These shares are accounted for as a variable share-based award and will be remeasured until the contingency related to the performance condition is resolved. Stock-based compensation expense related to the variable share-based award amounted to $351 and $541 for the year ended October 1, 2005 and six months ended April 1, 2006, respectively.

With the acquisition of Quatrotec, the Company diversified into providing integration services for baggage handling and screening systems used by the air transportation industry. The results of Quatrotec have been included in the consolidated financial statements since May 10, 2005.

F - 20	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

In accordance with SFAS No. 141, Business Combinations, the Company allocated the purchase consideration to the tangible net assets and intangible assets acquired, based on their estimated fair values. The purchase consideration has been allocated as follows:

Tangible assets:
Cash and cash equivalents	$161
Accounts receivable	1,051
Prepaid and other current assets	387
Property and equipment	9

Total tangible assets	1,608

Intangible assets:
Customer relationships (useful life of 4 years)	368
Customer backlog (useful life of 1 year)	278
Trade name (useful life of 4 years)	162

Total intangible assets	808

Total assets	2,416
Liabilities assumed:
Accounts payable and accrued liabilities	(1,067)

Net assets acquired	$1,349

Pro forma financial information has not been included, as the Quatrotec amounts are not material to the consolidated financial results of the Company.

In April 2006, the Company identified a preacquisition tax liability in the amount of $126, which increased assumed liabilities as of April 1, 2006. Since the acquisition did not result in goodwill, the $126 has been allocated to intangible assets based on their relative fair value.

(4)	Cash, Cash Equivalents, and Investments

The following tables summarize the Company’s cash, cash equivalents, and investments as of September 30, 2004 and October 1, 2005:

	September 30, 2004
	Amortized cost	Unrealized gains	Unrealized losses	Estimated fair value
Cash	$837	$—	$—	$837
Money market funds	1,883	—	—	1,883
Corporate bonds	23,233	2	(43)	23,192

Total	$25,953	$2	$(43)	$25,912

Included in cash and cash equivalents	$3,723	$—	$—	$3,723
Included in short-term investments	20,967	2	(43)	20,926
Included in restricted cash	1,263	—	—	1,263

Total	$25,953	$2	$(43)	$25,912

F - 21	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

	October 1, 2005
	Amortized cost	Unrealized gains	Unrealized losses	Estimated fair value
Cash	$1,314	$—	$—	$1,314
Money market funds	54,612	—	—	54,612
Corporate bonds	12,340	—	(11)	12,329
U.S. Treasury securities and obligations of government agencies	1,223	—	—	1,223

Total	$69,489	$—	$(11)	$69,478

Included in cash and cash equivalents	$55,874	$—	$—	$55,874
Included in short-term investments	12,340	—	(11)	12,329
Included in restricted cash	1,275	—	—	1,275

Total	$69,489	$—	$(11)	$69,478

(5)	Accounts Receivable

Accounts receivable, net as of September 30, 2004, October 1, 2005 and as of April 1, 2006 consisted of the following:

	September 30, 2004	October 1, 2005	April 1, 2006
			(Unaudited)
Accounts receivable	$1,908	$2,966	$3,609
Unbilled accounts receivable	394	—	684
Allowance for doubtful accounts	(76)	(102)	(304)

	$2,226	$2,864	$3,989

Unbilled accounts receivable represent service revenue that has been recognized, but not yet billed under the contract terms.

Changes in the allowance for doubtful accounts are as follows:

	Allowance for doubtful accounts
	Balance at beginning period	Bad debt expense, net of recoveries	Write-offs	Balance at end of period
Fiscal year ended September 30, 2003	$—	$17	$—	$17
Fiscal year ended September 30, 2004	17	59	—	76
Fiscal year ended October 1, 2005	76	75	(47)	102
Six months ended April 1, 2006 (unaudited)	102	202		304

F - 22	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(6)	Inventories

Inventories as of September 30, 2004, October 1, 2005, and April 1, 2006 consisted of the following:

	September 30, 2004	October 1, 2005	April 1, 2006
			(Unaudited)
Raw materials	$2,020	$1,072	$1,243
Work-in-process	987	3,508	4,291
Finished goods	49	881	677

	$3,056	$5,461	$6,211

(7)	Property and Equipment

Property and equipment as of September 30, 2004 and October 1, 2005 consisted of the following:

	September 30, 2004	October 1, 2005	Estimated useful lives
Laboratory equipment	$2,009	$2,299	3-5 years
Computer and office equipment	2,872	3,326	3 years
Manufacturing equipment	16,889	20,137	3-5 years
Leasehold improvements	13,623	13,754	7-12 years
Construction-in-progress	1,967	1,464	—

	37,360	40,980
Less accumulated depreciation and amortization	(14,870)	(19,941)

	$22,490	$21,039

For fiscal 2003, 2004 and 2005, depreciation expense was $3,928, $3,844 and $5,580, respectively.

(8)	Intangible Assets

The following tables present the changes in the carrying amount of the intangible assets, net from September 30, 2003 to October 1, 2005:

	September 30, 2003	Additions	Amortization	September 30, 2004
Developed and core technology	$880	$—	$(800)	$80
Workforce-in-place	76	—	(69)	7

	$956	$—	$(869)	$87

F - 23	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

	September 30, 2004	Additions	Amortization	October 1, 2005
Developed and core technology	$80	$—	$(80)	$—
Workforce-in-place	7	—	(7)	—
Customer backlog	—	278	(116)	162
Customer relationships	—	368	(38)	330
Trade name	—	162	(17)	145

	$87	$808	$(258)	$637

Additions comprise intangibles purchased in the acquisition of Quatrotec (see Note 3).

Total amortization expense related to intangible assets was as follows:

	Year ended
	September 30, 2003	September 30, 2004	October 1, 2005
Developed and core technology	$800	$800	$80
Workforce-in-place	69	69	7
Customer backlog	—	—	116
Customer relationships	—	—	38
Trade name	—	—	17

	$869	$869	$258

Developed and core technology and workforce-in-place were acquired by the Company in October 2001 in connection with the acquisition of WaveID, and have been utilized from the acquisition date in the development of the Company’s product. Since the Company was in the development stage through September 30, 2003, the amortization of developed and core technology and workforce-in-place is included in research and development expense. Amortization of customer backlog is included in cost of revenue. Amortization of customer relationship and trade name is included in sales and marketing expense.

The carrying amounts of intangible assets as of September 30, 2004 and October 1, 2005 were as follows:

	September 30, 2004			October 1, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Developed and core technology	$2,423	$(2,343)	$80	$2,423	$(2,423)	$—
Workforce-in-place	199	(192)	7	199	(199)	—
Customer backlog	—	—	—	278	(116)	162
Customer relationships	—	—	—	368	(38)	330
Trade name	—	—	—	162	(17)	145

	$2,622	$(2,535)	$87	$3,430	$(2,793)	$637

F - 24	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

Based upon intangible assets recorded as of October 1, 2005, future amortization is expected to be as follows:

Amortization
Year ending:
September 30, 2006	$295
September 29, 2007	133
September 28, 2008	133
October 3, 2009	76

Total	$637

Based upon intangible assets recorded as of April 1, 2006, future amortization is expected to be as follows:

Amortization
Year ending:
September 30, 2006 (remaining period)	$161
September 29, 2007	155
September 28, 2008	155
October 3, 2009	90

Total	$561

(9)	Commitments and Contingencies

(a)	Leases and Purchase Commitments

The Company has entered into various capital leases to finance the purchase of equipment. All material capital leases were paid in full as of September 30, 2004.

The Company has a noncancelable operating lease which expires in February 2013, related to the lease of office and manufacturing facilities. Under the terms of the lease, the Company provided a cash security deposit of $400 and a $1,100 irrevocable letter of credit. The letter of credit is collateralized by an U.S. Treasury security that is included in restricted cash.

Total rent expense under operating leases was $1,502, $1,849 and $1,975 for fiscal 2003, 2004 and 2005, respectively.

F - 25	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

Future minimum lease payments consisted of the following as of October 1, 2005:

Operating leases
Year ending:
September 30, 2006	$2,277
September 29, 2007	2,703
September 28, 2008	2,662
October 3, 2009	2,597
October 2, 2010	2,621
Thereafter	10,689

Total payments	$23,549

In July 1999, the Company entered into an agreement with the Regents of the University of California whereby the Company acquired the exclusive right to license the University’s propriety technology. The agreement will remain in effect until the patents held by the University expire or are otherwise terminated. The patents expire between 2013 and 2015. The terms of the agreement provide for the Company to pay a royalty to the University, ranging from 1% to 2% of net sales of products produced which employ the patented technology. There is a minimum royalty due of $100,000 per year. The company has the right to terminate the agreement at any time and the termination of the agreement is effective 90 days from the effective date of notice. Royalty expense was $100, $100 and $100 for fiscal 2003, 2004 and 2005, respectively, which is classified under cost of product revenue. In addition, the Company is party to noncancelable inventory purchase commitments with contract manufacturers of integrated circuits. The following table shows the royalty commitment to the University and the noncancelable minimum purchase commitments under these contracts as of October 1, 2005, which are expected to be fulfilled through future purchases:

	Royalty commitment	Purchase commitments
Year ending:
September 30, 2006	$100	$7,690
September 29, 2007	100	216
September 28, 2008	100	—
October 3, 2009	100	—
October 2, 2010	100	—
Thereafter	500	—

Total	$1,000	$7,906

(b)	Contingencies

In the fourth quarter of fiscal 2005, the Company announced that it would launch its new products complying with the second generation, or Gen 2, specification for passive UHF RFID. As a result of the introduction of new generation products to the market, the Company’s forecasted demand for products complying with the first generation, or Gen 1, specification decreased. Further, competitive

F - 26	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

pricing in the market for Gen 2 products resulted in a significantly lower anticipated selling price than the Company’s initial expectations.

As a result of the lower than expected demand and the decline in market prices for Gen 1 products described above, the Company recognized a write-down in value of inventory of approximately $3.4 million in fiscal 2005. The Company had entered into noncancelable purchase commitments for integrated circuits with a contract manufacturer to be used in the Company’s Gen 1 products. As a result, a charge for the expected loss on the noncancelable purchase commitment contract in the amount of $1.0 million was recorded in fiscal 2005. In addition, the Company had entered into a noncancelable purchase commitment for integrated circuits with another manufacturer to be used in the Company’s Gen 2 products. As result of the decline in market price for Gen 2 products described above, the Company recognized a charge for the expected loss on the noncancelable purchase commitment contract in the amount of $4.0 million. These losses were charged to cost of product revenue in fiscal 2005. The Company determined the loss on the noncancelable purchase commitment contract by applying a similar method to that used to value inventory on hand. As of October 1, 2005 and April 1, 2006, $5.0 million and $1.4 million, respectively, had been accrued for noncancelable purchase commitments and were included in other accrued liabilities. A portion of the accrued liability equal to $3.6 million was reclassified to a reduction in the carrying value of inventory on hand, in the six month period ended April 1, 2006 as a portion of the inventory under the purchase commitments was purchased during that period.

In addition to the above-noted charges related to Gen 1 and Gen 2 inventories, the Company also incurred a $1.2 million write-down of straps and a $0.8 million write-down associated with other products in 2005.

(c)	Litigation

The Company is involved in various legal matters, including contractual and intellectual property matters of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters, if it is probable that a liability has been incurred and the amount is reasonably estimable. Legal costs incurred in connection with loss contingencies are expensed as incurred. In the opinion of management, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability to the Company in connection with its legal proceedings, if any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations. See Note 21.

(10)	Debt

(a)	2001 Equipment Loan Agreement

In May 2001, the Company entered into a loan agreement with a financial institution in the aggregate amount of $3.0 million to finance purchases of property and equipment. Advances under the agreement were repayable over 36 months with interest at a rate of approximately 12.7% per annum. The borrowings were collateralized by the assets financed with the proceeds of the loans. As of September 30, 2004, the loan had been fully repaid.

F - 27	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

Upon entering the loan agreement, the Company issued warrants to the financial institution to purchase 19,697 shares of common stock at an exercise price of $9.90 per share. The warrants are exercisable at any time and expire at the earlier of seven years from the issue date or three years from the Company’s initial public offering. The Company determined the fair value of the warrants to be $14. Such value was determined by the Black-Scholes option-pricing model using a risk-free interest rate of 5.24%; a contractual life of seven years; annual volatility of 80%; and no expected dividends. Loan proceeds were allocated to the loan and warrants based on relative fair value, resulting in $14 being allocated to the warrants and loan discount. The discount was accreted to interest expense over the term of the loan, which matured on June 30, 2004.

(b)	2003 Equipment Loan Agreement

In December 2002, the Company entered into a loan agreement with a financial institution, which it amended in November 2003 (collectively, the 2003 Loan Agreement). The agreement, as amended, provided for maximum borrowings up to $7,000 to finance purchases of property and equipment over a draw-down period through October 2004. Advances under the amended agreement are repayable over 48 months with interest at a rate of approximately 11.2% per annum. The borrowings are collateralized by the assets financed with the proceeds of the loans, along with a security interest in all other Company assets excluding intellectual property.

The Company borrowed $910 under the original December 2002 agreement. This loan had an original term of 36 months and an effective interest rate of 13.1%. The Company borrowed $3,689 under the amended agreement in November 2003, which is subject to repayment over 48 months with an effective interest rate of 11.2%. As of September 30, 2004 and October 1, 2005, the balances of these loans were $4,219 and $3,082, respectively.

Upon entering the original loan agreement in December 2002, the Company issued warrants to the financial institution to purchase 19,775 shares of Series E preferred stock at an exercise price of $5.06 per share. The warrants are exercisable at any time and expire seven years from the issue date. The Company determined the fair value of the warrants to be $76. Such value was determined by the Black-Scholes option-pricing model based on risk-free interest rate of 3.63%; a contractual life of seven years; expected volatility of 80%; and no expected dividends. Loan proceeds were allocated to the loan and warrants based on relative fair value, resulting in $76 being allocated to the warrants and loan discount. The discount is being accreted to interest expense over the term of the loan, which matures on June 30, 2006.

Further, upon entering the amended loan agreement in November 2003, the Company issued additional warrants to the financial institution to purchase 162,760 shares of Series E preferred stock at an exercise price of $1.536 per share. The warrants are exercisable at any time and expire seven years from the issue date. The Company determined the fair value of the warrants to be $189. Such value was determined by the Black-Scholes option-pricing model using a risk-free interest rate of 3.38%; a contractual life of seven years; expected volatility of 80%; and no expected dividends. Loan proceeds were allocated to the loan and warrants based on relative fair value, resulting in $189 being allocated to the warrants and loan discount. The discount is being accreted to interest expense over the term of the loan, which matures on December 31, 2007.

F - 28	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(c)	2004 Equipment Loan Agreement Amendment

In October 2004, the Company further amended the 2003 Loan Agreement to extend the draw-down period through October 2004, at which time the Company borrowed an additional $1,500 to finance the purchase of property and equipment. Advances under the amended agreement are repayable over 48 months with an effective interest rate of 11.25% per annum. As of October 1, 2005, the balance of the loan was $1,225.

(d)	2005 Equipment Loan Agreement

In March 2005, the Company entered into a loan agreement with a financial institution providing up to $2,000 to finance the purchase of equipment. The loan bears interest at an annual rate of prime (6.75% as of October 1, 2005) plus 2.75% and has a maturity date of March 2012. The borrowings are collateralized by the assets financed with the proceeds of the loan. As of October 1, 2005, the balance of the loan was $1,821.

(e)	Summary

As of October 1, 2005, the balance outstanding under debt agreements was $6,126, and the annual principal maturities for the next five years are as follows:

Year ending:
September 30, 2006	$1,716
September 29, 2007	1,648
September 28, 2008	1,492
October 3, 2009	480
October 2, 2010	323
Thereafter	467

Total	$6,126

F - 29	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(11)	Redeemable Convertible Preferred Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 107,229,674 shares of convertible preferred stock, designated as Series A, B, C, D, E, F, G, and H convertible preferred stock (collectively, the Preferred Stock).

As of October 1, 2005, the convertible preferred stock consisted of the following:

	Shares		Total Carrying Value	Aggregate liquidation preferences
	Designated	Outstanding
Series A	998,274	998,274	$998	$998
Series B	2,681,400	2,556,400	2,502	2,556
Series C	6,900,000	6,896,545	10,755	10,690
Series D	27,000,000	26,671,887	74,074	62,146
Series E	15,000,000	12,940,330	32,472	19,876
Series F	26,500,000	25,939,583	38,881	39,843
Series G	11,150,000	11,149,995	30,770	33,450
Series H	17,000,000	13,329,399	62,741	66,647

	107,229,674	100,482,413	$253,193	$236,206

As of October 1, 2005, the convertible preferred stock was convertible into 33,494,138 shares of common stock.

As of April 1, 2006, the convertible preferred stock consisted of the following (unaudited):

	Shares		Total Carrying Value	Aggregate liquidation preferences
	Designated	Outstanding
	(unaudited)
Series A	998,274	998,274	$998	$998
Series B	2,681,400	2,556,400	2,502	2,556
Series C	6,900,000	6,896,545	10,755	10,690
Series D	27,000,000	26,685,718	74,147	62,178
Series E	15,000,000	12,940,330	32,472	19,876
Series F	26,500,000	25,939,583	38,881	39,843
Series G	11,150,000	11,149,995	30,770	33,450
Series H	17,000,000	14,475,844	68,163	72,379

	107,229,674	101,642,689	$258,688	$241,970

As of April 1, 2006, the convertible preferred stock was convertible into 33,880,896 shares of common stock.

In July 2003, the Company completed a private placement of Series F preferred stock at $1.536 per share, for aggregate proceeds of $38,000. This price was lower than the share price at which Series C, D, and E

F - 30	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

preferred stock had been sold in prior financings. As a result, the Series F financing triggered certain antidilution protections of the Series C, D, and E preferred stock. In response, the Company issued 39,303 additional shares of Series C preferred stock, 7,594,464 additional shares of Series D preferred stock, and 8,960,973 additional shares of Series E preferred stock to existing preferred stockholders for no additional consideration. The issuance of additional preferred stock in this manner was not part of the original rights of Series C, D, and E preferred stockholders, which were entitled to protection from dilutive issuances through an adjustment to the common stock conversion ratio. The fair value of the additional preferred stock issued amounted to $25,490, which was determined based on the Series F issuance price per share. The issuance of the additional shares was accounted for as a stock dividend, and the Company recognized a corresponding reduction of $25,490 to additional paid-in capital. In connection with these issuances, the conversion prices and the liquidation preferences per share of the Series C, D and E preferred stock were adjusted such that the conversion rate of each series remained one-to-one and the aggregate liquidation preference of each series remained the same.

In conjunction with the additional issuances of, and the adjustments of the terms of, the Series C, D and E preferred stock, the number of shares issuable upon exercise, and the exercise price per share, of the previously issued warrants to purchase Series C, D and E preferred stock adjusted such that an additional 597 shares, 95,706 shares and 1,054,711 shares were issuable upon exercise and the effective price per share was decreased. The Company accounted for this modification in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which resulted in an incremental cost of $246. The incremental cost is accounted in fiscal 2003 within additional paid-in capital, since the warrants were originally issued in connection with equity financings.

In fiscal 2005, the Company issued 5,149,998 shares of Series G Preferred Stock at a per share price of $3.00, for aggregate cash proceeds of $15,450. In connection with the issuance of Series G preferred stock, the Company incurred issuance costs of $1,219, of which $769 relates to cash paid for legal and placement agent fees and $450 relates to fair value of warrants issued to a placement agent.

In March 2005, the Company issued 30,000 shares of Series C preferred stock, 835,000 shares of Series D preferred stock, 70,000 shares of Series E preferred stocks, and 1,200,000 shares of Series F preferred stock at a per share price of $3.00, for aggregate cash proceeds of $6,405. In connection with the issuance of Series C through Series F preferred stock, the Company incurred issuance costs of $534, of which $320 relates to cash paid for legal and placement agent fees, and $214 relates to the fair value of warrants issued to a placement agent.

In June 2005, the Company issued 13,329,399 shares of Series H preferred stock at a per share price of $5.00, for aggregate cash proceeds of $66,647. In connection with the issuance of Series H preferred stock, the Company incurred issuance costs of $3,906, of which $2,416 relates to cash paid for legal and placement agent fees, and $1,490 relates to the fair value of warrants issued to a placement agent.

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), the Company evaluated the embedded conversion option of its preferred stock and concluded that both the conversion option and preferred stock have characteristics of equity. As such, the embedded conversion option for all series of preferred stock is clearly and closely related to the host contract and the conversion feature should not be separated and accounted for as a derivative under SFAS No. 133.

F - 31	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

The rights and preferences of the Preferred Stock are as follows:

(a)	Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends prior to and in preference to dividends declared or paid on the common stock, only when and if declared by the board of directors of the Company out of funds legally available therefor, at the rate of $0.07, $0.08, $0.124, $0.186, $0.123, $0.123, $0.24, and $0.40 per share per annum of Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H preferred stock, respectively, as adjusted for any stock dividends, combinations, splits, or recapitalizations. Any dividend declared by the board of directors will be allocated pro rata among the various series according to the respective rates of the shares held by each holder. No cash dividends have been declared through October 1, 2005.

(b)	Liquidation

The preferred stockholders have liquidation preferences over the common stockholders based on the series of preferred stock held. In the event of liquidation, dissolution, or winding up of the Company, each holder of shares of Series F, Series G, and Series H preferred stock is entitled to be paid in preference to the common stockholders and the holders of any other Series of preferred stock holders (Series A through Series E), on a pro rata basis, an amount per share of $0.768, $1.50 and $2.50, respectively, as adjusted for any stock dividend, combinations, splits or recapitalizations, plus all declared but unpaid dividends on the Series F through Series H preferred stock. After payment of the above-mentioned preferential amounts, the holders of Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H preferred stock are entitled to be paid out of the remaining available assets an amount per share up to, on a pro rata basis, $1.00, $1.00, $1.55, $2.33, $1.536, $0.768, $1.50 and $2.50, respectively, as adjusted for any stock dividends, combinations, splits or recapitalizations, plus all declared but unpaid dividends on Series A through Series E preferred stock. After payment of the above-mentioned preferential amounts, the remaining assets will be distributed to the holders of common stock and the holders of preferred stock based on the number of shares of common stock held by each holder (assuming conversion into common stock of all outstanding preferred stock), provided that the holders of preferred stock will only receive an additional amount per share equal to the respective per share liquidation of the series of preferred stock held.

A merger or consolidation of the Company into another entity or the merger of any other entity into the Company in which the stockholders’ of the Company own less than a majority of the outstanding voting stock of the surviving company or a sale of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the stockholders’ equity (deficit) section of the accompanying consolidated financial statements in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities.

(c)	Conversion

The preferred stock is convertible into common stock at the option of the stockholder and is determined by dividing the effective purchase price of the preferred stock by the conversion price of the preferred stock. The per share effective purchase prices of the preferred stock are: Series A—$1.00, Series B—

F - 32	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

$1.00, Series C—$1.55, Series D—$2.33, Series E—$1.54, Series F—$1.54, Series G—$3.00 and Series H—$5.00. The per share conversion prices of the preferred stock are: Series A—$3.00, Series B—$3.00, Series C—$4.65, Series D—$6.99, Series E—$4.61, Series F—$4.61, Series G—$9.00 and Series H—$15.00. The conversion prices of the Series A through Series H preferred stock is subject to antidilution provisions, as described in the Company’s Certificate of Incorporation. The preferred stock will automatically be converted into common stock upon either (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the number of fully diluted shares outstanding prior to such closing multiplied by the “price to the public” in the final prospectus is not less than $250,000 and the aggregate offering proceeds are at least $50,000 with at least $25,000 attributable to shares sold by the Company, or (ii) the written consent of the holders of the majority of the then outstanding shares of Preferred Stock, voting together as a single class.

(d)	Voting

Each holder of outstanding preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock could be converted. As long as at least 2,000,000 shares of Series A, Series B, and Series C preferred stock are outstanding, as adjusted for any stock dividend, combinations, splits, recapitalizations, the holders of Series A through Series C preferred stock, voting as one class, are entitled to elect two members of the board of directors. Holders of common stock are entitled to elect two members of the board of directors. The holders of common stock and preferred stock, voting as a single class, are entitled to elect all other members of the board of directors. The Company’s Certificate of Incorporation includes certain provisions which restrict the Company from certain actions without the approval of a defined percentage of the preferred stockholders.

(12)	Stock Warrants

In July 2003, in connection with an agreement for the sale of preferred stock and simultaneous purchase of products from the Company, the Company issued a warrant to purchase $2,000 of Series F preferred stock to the purchaser. The warrant was fully vested and exercisable for the first 12 months after issue at $2.30 per share for 868,055 shares and for the following 6 months at $3.07 per share for 651,042 shares. The fair value of the warrants of $350, calculated using the Black-Scholes option-pricing model, is being amortized as sales discount over the minimum units of products to be purchased under the sales agreement. The sales agreement terminates in December 2007. The warrants expired in January 2005 unexercised.

In July 2003, as part of a placement agent fee related to a Series F financing, the Company issued warrants to purchase 556,779 shares of Series F Preferred Stock. The warrants are fully vested and exercisable at $1.536 per share and expire at the earlier of (i) five years from the issue date, (ii) the Company’s initial public offering date, or (iii) a change in control of the Company, as defined. The Company estimated the fair value of the warrants at $560. Such value was determined using the Black-Scholes option-pricing model and was credited to additional paid-in capital, with a corresponding reduction of the carrying amount of the Series F preferred stock.

In March 2004, as part of placement fee related to a Series G financing, the Company issued warrants to purchase 283,333 shares of Series E preferred stock. The warrants are fully vested and exercisable at $3.00

F - 33	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

per share and expire at the earlier of (i) five years from the issue date, (ii) the Company’s initial public offering date, or (iii) a change in control of the Company, as defined. The Company estimated the fair value of the warrants at $561. Such value was determined using the Black-Scholes option-pricing model and was credited to additional paid-in capital, with a corresponding reduction of the carrying amount of the Series G preferred stock.

In January and March 2005, as part of a placement fee related to a Series G financing, the Company issued warrants to purchase 95,915 shares of Series E preferred stock at an exercise price of $3.00 per share and 43,278 shares of common stock at an exercise price of $9.00 per share. The warrants are fully vested and exercisable and expire at the earlier of (i) five years from the issue date, (ii) the Company’s initial public offering date, or (iii) a change in control of the Company, as defined. The Company estimated the fair value of the warrants at $450. Such value was determined by using the Black-Scholes option-pricing model and was credited to additional paid-in capital, with a corresponding reduction to the carrying amount of Series G preferred stock.

In March 2005, as part of a placement fee related to a financing in which Series C, D, E, and F preferred stock were sold, the Company issued warrants to purchase 35,583 shares of common stock at an exercise price of $9.00 per share. The warrants expire at the earlier of (i) five years from the issue date, (ii) the Company’s initial public offering date, or (iii) a change in control of the Company, as defined. The Company estimated the fair value of the warrants at $214. Such value was determined by using the Black-Scholes option-pricing model and was credited to additional paid-in capital, with a corresponding reduction to the carrying amount of Series C through Series F preferred stock.

In June 2005, as part of a placement fee related to the Series H financing, the Company issued warrants to purchase 450,192 shares of Series H preferred stock at an exercise price of $5.00 per share. The warrants expire at the earlier of (i) five years from the issue date, (ii) the Company’s initial public offering date, or (iii) a change in control of the Company, as defined. The Company estimated the fair value of the warrants at $1,490. Such value was determined by using the Black-Scholes option-pricing model and was credited to additional paid-in capital, with a corresponding reduction to the carrying amount of Series H preferred stock.

As of October 1, 2005, warrants to purchase 100,000 shares of Series B preferred stock; 325,615 shares of Series D preferred stock; 2,056,856 shares of Series E preferred stock; 556,779 shares of Series F preferred stock; 450,192 shares of series H preferred stock; and 106,891 shares of common stock remained outstanding, after giving effect to antidilution provisions for Series C, D, and E (see note 11).

In accordance with SFAS No. 133 and EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has determined that as of October 1, 2005 all of its outstanding warrants should be classified as equity, as there are no cash settlement or damages features. In addition, the Company is not obligated to deliver registered shares upon exercise.

F - 34	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

The assumptions used in the Black-Scholes option-pricing model to value the warrants in each of the periods were as follows:

	Year ended
	September 30, 2003	September 30, 2004	October 1, 2005
Volatility	80%	80%	80%
Risk-free interest rates	3.00	3.56	3.67

Warrants outstanding have the following remaining contractual lives, which do not take into account expiration upon a initial public offering where applicable, as of October 1, 2005 and April 1, 2006:

As of October 1, 2005	Number of shares subject to outstanding warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
Common Stock:
Broker	78,861	$9.00	3.43
Lender	8,333	9.90	1.61
Investors	19,697	9.90	2.59

Series B Preferred Stock:
Lender	100,000	1.00	2.91

Series D Preferred Stock:
Investors	325,615	2.33	1.80

Series E Preferred Stock:
Investors	1,124,227	1.54	1.08
Lenders	227,863	1.54	3.20
Broker	704,766	2.51	2.49

Series F Preferred Stock:
Broker	148,603	1.54	2.78
Investor	408,176	1.54	2.78

Series H Preferred Stock:
Broker	450,192	5.00	4.73

F - 35	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

As of April 1, 2006	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)
Common Stock:
Broker	78,861	$9.00	2.93
Lender	8,333	$9.90	1.11
Investors	19,697	$9.90	2.08

Series B Preferred Stock:
Lender	100,000	$1.00	2.41

Series D Preferred Stock:
Investors	311,785	$2.33	1.30

Series E Preferred Stock:
Investors	1,124,227	$1.54	0.58
Lender	227,863	$1.54	2.70
Broker	704,766	$2.51	1.98

Series F Preferred Stock:
Broker	148,603	$1.54	2.28
Investor	408,176	$1.54	2.28

Series H Preferred Stock:
Broker	482,597	$5.00	4.23

(13)	Common Stock and Stock Options

(a)	Common Stock

The Company is authorized to issue up to 167,000,000 shares of common stock. As of October 1, 2005, common stock was reserved for future issuance as follows:

Conversion of Series A Preferred Stock	332,758
Conversion of Series B Preferred Stock	852,133
Conversion of Series C Preferred Stock	2,298,848
Conversion of Series D Preferred Stock	8,890,629
Conversion of Series E Preferred Stock	4,313,443
Conversion of Series F Preferred Stock	8,646,528
Conversion of Series G Preferred Stock	3,716,665
Conversion of Series H Preferred Stock	4,443,133
Stock option plan options outstanding	5,939,303
Stock option plan shares reserved for future option grants	1,003,395
Warrants to purchase preferred and common stock	1,270,038

41,706,873

Of the total common stock outstanding as of October 1, 2005, 166,225 shares were subject to repurchase by the Company at prices ranging from $0.51 to $4.50.

F - 36	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (EITF 00-23), the Company has considered shares of common stock that are issued upon early exercise of options to be outstanding in the consolidated financial statements, as the stockholders are entitled to dividends and voting rights. However, shares of common stock issued upon early exercise of options are not considered outstanding for the purposes of computing net loss allocable to common stockholders per share—basic and diluted. As of September 30, 2004, October 1, 2005 and April 1, 2006, the Company has classified proceeds received from early exercise of options as other noncurrent liabilities in the consolidated financial statements in the amount of $87, $253 and $194 (unaudited), respectively. Nonvested shares as of September 30, 2004, October 1, 2005 and April 1, 2006 amounted to 151,545, 166,225 and 306,976 (unaudited), respectively.

(b)	1997 Stock Plan and 2001 Stock Plan

In January 1997 and August 2001, the Company adopted the 1997 Stock Plan and the 2001 Stock Plan (collectively, the Plans) to provide additional incentives to employees, directors, and consultants. Employees can receive incentive stock options to purchase shares of the Company’s common stock at a price not less than 100% of the fair value of the common stock on the date of grant. Employees, directors and consultants can receive nonstatutory stock options at a price generally not less than 85% of the fair value of the common stock on the date of grant. The options generally vest at a rate of 25% one year after the date of grant and ratably over 36 months thereafter and are exercisable over a maximum of 10 years. The Plans allow for the issuance of a maximum of 8,578,505 shares.

During fiscal 2003, the Company modified its 1997 Stock Plan to allow for accelerated vesting of awards in the event of a change of control. For options outstanding at the date of the modification, the Company will recognize additional compensation cost based on the measurement at the date of modification in the event that employees benefit from the modification of the plan terms.

In addition to options granted under the Plans, in fiscal 2004 the Company granted 5,000 stock options outside the Plans at an exercise price of $1.65 per share, which were fully vested at the date of grant and is outstanding as of October 1, 2005.

F - 37	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

A summary of the options activity is presented below:

Options	Stock options available for grant	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Balance as of September 30, 2002	822,360	1,431,029	$1.05	7.35
Authorized	2,666,666	—	—
Granted	(3,530,565)	3,530,565	0.51
Exercised	—	(258,689)	0.42
Forfeited, canceled or expired	218,314	(218,314)	1.11

Balance as of September 30, 2003	176,775	4,484,591	0.66	9.31
Authorized	1,652,166	—	—
Granted	(1,236,150)	1,236,150	1.38
Exercised	—	(607,482)	0.60
Exercised shares repurchased	43,750	—	0.51
Forfeited, canceled or expired	475,974	(475,974)	0.93

Balance as of September 30, 2004	1,112,515	4,637,285	0.83	8.63
Authorized	1,666,666	—	—
Granted	(2,141,716)	2,141,716	4.14
Exercised	—	(499,907)	1.08
Exercised shares repurchased	26,139	—	0.51
Forfeited, canceled or expired	339,791	(339,791)	2.07

Balance as of October 1, 2005 (1)	1,003,395	5,939,303	1.93	8.20
Authorized (unaudited)	1,000,000	—	—
Granted (unaudited)	(1,090,313)	1,090,313	12.30
Exercised (unaudited)	—	(166,477)	1.21
Exercised shares repurchased (unaudited)	17,917	—	2.21
Forfeited, canceled, or expired (unaudited)	155,343	(155,343)	5.30

Balance as of April 1, 2006 (unaudited)	1,086,341	6,707,796	3.42	8.08	$59,527

Vested or expected to vest as of April 1, 2006 (unaudited)		6,656,552	3.36	8.06	$59,491

Vested at April 1, 2006 (Unaudited) (2)		3,236,124	1.28	7.20	$39,804

(1)	2,507,470 options vested at October 1, 2005. Employees can early exercise all outstanding stock options at October 1, 2005.

(2)	Represents options vested at April 1, 2006. Employees can early exercise all outstanding stock options at April 1, 2006.

F - 38	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

The total intrinsic value of options exercised during the six months ended April 1, 2006 was $1,285. Upon the exercise of options, the Company issues new common stock from its authorized shares.

The activity of nonvested shares as a result of issuance of restricted stock and early exercise of options granted to employees is as follows (unaudited):

Nonvested shares	Shares
Balance as of October 1, 2005	166,225
Issuance of restricted stock and early exercise of options	850,567
Vested	(76,816)

Balance as of April 1, 2006	939,976

The following table summarizes information about stock options outstanding as of October 1, 2005:

Exercise price	Options outstanding	Remaining contractual life (years)	Options vested
$0.30	55,000	2.91	55,000
0.48	27,833	4.49	27,833
0.51	2,399,205	7.90	1,553,202
0.60	45,717	7.48	26,901
0.99	27,917	4.92	27,917
1.50	539,229	5.91	515,256
1.65	895,896	8.76	288,653
3.75	1,166,389	9.23	12,152
4.50	634,950	9.69	556
5.25	147,167	9.91	—

	5,939,303		2,507,470

In December 2005, in consideration of the improved operating results and future prospects for the Company, the Company re-evaluated the estimated fair value of common stock for financial reporting purpose for the year ended October 1, 2005. The fair value of the common stock for options granted during fiscal 2005 was originally estimated by the board of directors, with input from management. The fair values of the common stock presented below were determined based on retrospective valuation appraisals obtained from Financial Strategies Consulting Group, LLC. The appraisal valued the Company’s stock by estimating the Company’s enterprise value using both a market and an income approach. The market approach was based on historical valuation multiples of comparable publicly traded companies, and the income approach was based on a discounted cash flow method applied to management’s projections.

In January and May 2006, the Company obtained retrospective valuation appraisals from Financial Strategies Consulting Group, LLC for the estimated fair value of common stock as of December 31, 2005 and April 1, 2006, respectively.

F - 39	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

During the 12-month period ended October 1, 2005, the Company granted stock options to employees and directors with exercise prices as follows:

Options granted during the three months ended	Number of shares	Weighted average exercise price	Weighted average reassessed fair value per share	Weighted average intrinsic value per share
December 31, 2004	479,950	$3.75	$4.29	$0.54
March 31, 2005	790,917	3.75	4.68	0.93
June 30, 2005	535,683	4.50	7.86	3.36
October 1, 2005	258,500	5.25	10.47	5.22

The intrinsic value per share is being recognized as compensation expense over the applicable vesting period, which equals the service period.

During the three months ended December 31, 2005 and April 1, 2006, the Company granted stock options to employees and directors with exercise prices as follows (unaudited):

Options granted during the three months ended	Number of shares	Weighted average exercise price	Weighted average fair value per underlying share	Weighted average intrinsic value per share	Weighted average grant date fair value per share
December 31, 2005	122,367	$6.00	$11.01	$5.01	$9.21
April 1, 2006	915,280	12.30	12.30	—	9.45

Material stock awards to officers and directors for the six months ended April 1, 2006 are discussed at Note 20(d) and 20(e).

The grant date fair value per share is being recognized as compensation expense over the applicable vesting period, which equals the service period.

During fiscal 2002, the Company granted an employee an option to purchase 25,000 shares with an exercise price less than the fair value of the common stock on the grant date. The Company recorded deferred stock-based compensation of $25 for the difference between the exercise price and the fair value of the common stock at the date of grant. Amortization of deferred stock-based compensation related to these options was $3 and $22 for fiscal 2002 and 2003, respectively.

During fiscal 2003, the Company granted options to purchase 83,333 shares to a nonemployee in connection with various services. Options to purchase a total of 16,667 and 66,666 of these shares vested during fiscal 2003 and 2004, respectively. During fiscal 2004, the Company granted options to purchase 64,667 shares to nonemployees in connection with various services. Options to purchase a total of 34,666 and 30,001 of these shares vested during fiscal 2004 and 2005, respectively. During fiscal 2005, the Company granted 76,666 shares to nonemployees in connection with various services. Options to purchase a total of 15,272 of these shares vested during fiscal 2005. During the six months ended April 1, 2006, the Company granted options to purchase 3,333 (unaudited) shares to a nonemployee in connection with various services.

F - 40	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

In accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, the Company charged $15, $41 and $570 to expense in fiscal 2003, 2004 and 2005, respectively and $196 and $456 to expense for the six months ended March 31, 2005 and April 1, 2006, respectively.

The assumptions used to determine the fair value of options granted to nonemployees is as follows:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
Risk-free interest rate	4.02%	4.26%	3.96%	4.53%	4.72%
Dividend yield	—	—	—	—	—
Term of option	10 years	10 years	10 years	10 years	10 years
Volatility	80%	80%	80%	80%	85%

Allocation of stock-based compensation expense is as follows:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
				(Unaudited)
Cost of revenue:
Product	$—	$—	$13	$1	$21

Operating expenses:
Research and development	15	41	652	228	271
Sales and marketing	—	—	130	42	603
General and administrative	22	—	795	23	1,416

(14)	Research Agreements

Over the past several years, the Company entered into several best efforts research and development arrangements under which the Company was reimbursed for its research and development cost plus, in some cases, its overhead. The Company believes that the knowledge gained through this research and development and access to the developed technologies will help the Company advance the development of its core products.

In March 2000, the Company entered into a technology development agreement with an unrelated defense contractor. In May 2002, the Company was awarded an extension of this agreement for $697, which was recorded as services revenue in the consolidated statements of operations during fiscal 2003.

In August 2001, the Company entered into agreements with two universities to perform contract research and development related to RFID technology in connection with the Defense Microelectronics Activity (DMEA), a government agency. The agreement with one of the universities was renewed for an additional $4,600 in August 2002, $3,000 in October 2003, $2,500 in October 2004 and $1,500 in December 2005. In fiscal 2003, 2004 and 2005, the Company recognized $4,281, $2,722 and $2,777, respectively, related to these agreements, which is reflected as services revenue in the consolidated statements of operations. The universities retain limited rights to any intellectual property developed under these arrangements.

F - 41	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(15)	Other Income (Expense), Net

Other income (expense), net consisted of the following:

	Year ended			Six months ended
	September 30, 2003	September 30, 2004	October 1, 2005	March 31, 2005	April 1, 2006
Interest expense	$(314)	$(706)	$(784)	$(314)	$(359)
Interest income	183	433	1,025	282	1,244
Licensing income	40	5	10	5	5
Foreign currency	—	—	(13)	2	(34)
Change in fair value of redeemable convertible preferred stock warrants	—	—	—	—	691
Other	—	—	—	(35)	(136)

	$(91)	$(268)	$238	$(60)	$1,411

(16)	Related Parties and Employee Loans

As of September 30, 2004 and October 1, 2005, the Company had promissory notes outstanding of $215 plus accrued interest of $39 and $55, respectively, which are classified under notes receivable from related parties in the consolidated balance sheets. The promissory notes are due from three current employees who are not executive officers. All three notes are secured by deeds of trust on real property and bear interest at 7.5% per annum. These notes and accrued interest are due and payable in 2007.

Included among the investors in the Series F preferred stock financing is a strategic investor who in total invested $3,000 in the financing and also deposited $2,000 with the Company to be credited against future purchases of the Company’s products. In connection with the $2,000 deposit, the Company also granted a warrant to purchase $2,000 of Series F preferred stock as described in Note 12. The warrants expired unexercised in January 2005. Customer deposits amounted to $1,993 and $1,982 as of September 30, 2004 and October 1, 2005, respectively. Total revenue from this investor in fiscal 2004 and 2005 was $7 and $11, respectively.

In March 2004, the Company issued to a former employee 117,647 shares of common stock at a purchase price of $0.51 per share paid by a notes receivable of $60. These notes receivable were fully paid in fiscal 2005.

(17)	Employee Benefit Plan

In January 1999, the Company adopted a 401(k) Profit Sharing Plan that allows voluntary contributions by eligible employees. Employees may elect to contribute up to the maximum allowed under the Internal Revenue Service regulations. The Company may make discretionary contributions as determined by the board of directors. No amounts were contributed by the Company to the plan during fiscal 2003, 2004 and 2005. Plan administrative costs were not significant for fiscal 2003, 2004 and 2005.

F - 42	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

(18)	Income Taxes

The Company had no federal, state or foreign current or deferred income tax expense (benefit) for all periods presented. The loss before income taxes for foreign operations was $24, $54 and $510 for the fiscal years ended September 30, 2003 and 2004 and October 1, 2005, respectively. The loss before income taxes for domestic operations was $19,029, $27,594 and $52,538 for the fiscal years ended September 30, 2003 and 2004 and October 1, 2005, respectively. The differences between income taxes computed by applying the statutory federal income tax rate of 35% to income before taxes and the amounts reported in the consolidated statements of operations are summarized as follows:

	2003	2004	2005
Income tax benefit computed at statutory rates	$6,668	$9,680	$18,570
Permanent differences	(33)	(60)	(70)
Net operating losses and credits not benefited, net	(6,635)	(9,620)	(18,500)

Total income taxes	$—	$—	$—

The components of deferred tax assets and liabilities as of September 30, 2004 and October 1, 2005 are as follows:

	2004	2005
Deferred tax assets:
Tax credit carryforwards	$4,632	$5,617
Net operating loss carryforwards	34,956	51,621
Accrued liabilities and reserves	957	4,734
Property and equipment	125	654
Capitalized research and development expense	3,157	2,475

Gross deferred tax assets	43,827	65,101

Deferred tax liabilities:
Intangible assets	—	327

Total deferred tax assets	—	327

Less valuation allowance	(43,827)	(64,774)

Total deferred tax assets	$—	$—

The Company believes sufficient uncertainty exists regarding its ability to realize its deferred tax assets, and accordingly, a valuation allowance has been established against the net deferred tax assets. The net valuation allowance increased by $11,712 and $20,947 during the fiscal years ended September 30, 2004 and October 1, 2005, respectively.

As of October 1, 2005, the Company had federal and state net operating loss carryforwards of approximately $137,520 and $60,711, respectively, which can be used to offset future income subject to taxes. The federal tax loss carryforwards will expire in varying amounts beginning in tax year 2010 through 2019. California tax loss carryforwards will expire in varying amounts from 2005 through 2014.

F - 43	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

As of October 1, 2005, the Company had federal and state research and development tax credit carryforwards of approximately $2,387 and $2,613, respectively. The federal tax credit carryforwards will expire beginning in tax year 2012; California research and development tax credit will be carried forward indefinitely. The Company also had California manufacturers’ investment credits of approximately $617, which will expire in varying amounts beginning in tax year 2010.

Utilization of the net operating loss carryforwards are subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The Company has not determined to what extent ownership changes have occurred due to the significant stock transactions in each of the reporting years disclosed. Accordingly, utilization of the net operating loss and tax credit carryforwards could be significantly reduced.

(19)	Reverse Stock Split

On February 28, 2006, the Company’s board of directors approved, subject to shareholder approval, a one-for-three reverse common stock split to be effective prior to the effectiveness of the registration statement filed in connection with the initial public offering contemplated herein. The reverse stock split has been retroactively reflected in the accompanying consolidated financial statements. As a result of this reverse stock split, the conversion price of the preferred stock has been adjusted so that the preferred stock will be convertible to shares of common stock on a 1-for-3 basis. The adjustment to the conversion price has been reflected in the preferred stock disclosures in Note 11. On July 11, 2006, the Company filed an amended and restated certificate of incorporation, after receiving stockholder approval, which effected the one-for-three reverse stock split.

(20)	Agreements and Transactions Consummated During the Six Months Ended April 1, 2006 (unaudited)

(a)	Issuance of Series H Convertible Preferred Stock

In November 2005, the Company issued 1,146,445 shares of Series H preferred stock at a per share price of $5.00, for aggregate cash proceeds of $5,732. In connection with the issuance of Series H preferred stock, the Company incurred issuance costs of $310, of which $193 relates to cash paid for legal and placement agent fees and $117 relates to fair value of the warrants issued to a placement agent. In connection with the financing, the Company issued warrants to purchase 32,405 shares of Series H preferred stock at an exercise price of $5.00 per share. The warrants are fully vested and exercisable and expire at the earlier of five years from the issue date or the Company’s initial public offering date. The Company estimated the fair value of the warrants at $117, which was credited to redeemable convertible preferred stock warrants liability with a corresponding reduction to the carrying amount of Series H preferred stock. Such value was determined by the Black-Scholes option-pricing model using a risk-free interest rate of 4.34%; a contractual life of five years; expected volatility of 91%; and no expected dividends.

(b)	Research and Development Agreement

In October 2005, the Company entered into an agreement with a university to perform professional services for a total fee of $800 relating to design and implementation of a supply chain management process using RFID technology. The Company is recognizing revenue under this arrangement as

F - 44	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

services are rendered on a proportional performance basis. As of December 31, 2005, no revenue and cost has been recognized, as no services have been rendered.

(c)	Stock Option Plans

In March 2006, the Company adopted the 2006 Equity Incentive Plan (the 2006 Plan), which becomes effective upon consummation of the Company’s initial public offering contemplated herein. A total of 7,500,000 shares of common stock are initially reserved for issuance under the 2006 Plan. The 2006 Plan provides for automatic annual increases to the shares reserved under the 2006 Plan on the first day of each fiscal year, beginning with the Company’s fiscal year ending September 29, 2007, equal to the lesser of: (a) 4% of the then-outstanding shares of common stock; (b) 2,500,000 shares; or (c) a number determined by the board of directors.

In addition, the Company adopted the 2006 Employee Stock Purchase Plan (the 2006 ESPP), which becomes effective upon consummation of the Company’s initial public offering contemplated herein. A total of 2,500,000 shares of common stock are initially reserved for issuance under the 2006 ESPP. The 2006 ESPP provides for automatic annual increases to the shares reserved under the 2006 ESPP on the first day of each fiscal year, beginning with the Company’s fiscal year ending September 29, 2007, equal to the lesser of: (a) 2% of then-outstanding shares of common stock; (b) 2,000,000 shares; or (c) a number determined by the board of directors. The offering periods under the 2006 ESPP are six months long, and the purchase price is 95% of the fair market value of the Company’s common stock at the end of each offering period.

(d)	Employment Agreements

In March 2006, the Company entered into an employment agreement with the Company’s president and chief executive officer, which agreement has a 36-month term. In the event the Company’s president and chief executive officer’s employment is terminated without cause, as defined in his senior executive stock option agreement, or he resigns for good reason, as defined in the agreement, he will receive a lump sum payment of his base salary for the remainder of the term of the agreement, a lump sum payment of his bonus earned pursuant to the bonus plan in effect on the date of termination or resignation, and reimbursement of COBRA premiums for the remainder of the employment term if the Company’s president and chief executive officer elects to continue coverage. In addition, in the event of such a termination, the Company’s president and chief executive officer’s outstanding equity awards granted pursuant to his August 2002 offer letter become fully vested. If the Company’s president and chief executive officer resigns his employment other than for good reason, he will receive a lump sum severance payment equal to six months of his base salary, a pro-rated payment of his bonus earned pursuant to the bonus plan in effect on the date of resignation and reimbursement of six months of COBRA premiums if he elects to continue coverage. Any severance payments or accelerated vesting under the agreement is subject to the Company’s president and chief executive officer signing and not revoking a separation agreement and release of claims. The Company’s president and chief executive officer is subject to non-solicitation and non-disparagement covenants during the term of his employment and for two years following termination of employment.

At the date of modification, the Company determined that it is not probable that the Company’s president and chief executive officer will benefit from the modification to accelerate the vesting of his

F - 45	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

awards upon termination without cause, as the awards are expected to vest based on their original vesting terms. Acceleration of vesting of equity awards occurs only in an event of termination without cause and does not occur for a voluntary resignation. Thus, no incremental compensation cost is recognized for modification of the equity awards. However, the Company recognized a $150 charge in March 2006 for the establishment of a cash severance payment payable to him in the event of a voluntary resignation, since he has the right to receive the benefit and would no longer be required to provide service to earn the payment.

In February 2006, the Company entered into an employment agreement with the Company’s executive vice president and chief financial officer. The agreement has no specific term and constitutes at will employment. The Company’s executive vice president and chief financial officer received a bonus advance of $150, which is subject to certain repayment obligations in the event his employment is terminated within nine months of his start date. In the event the Company’s executive vice president and chief financial officer’s first year performance bonus is in excess of $150, the Company will be entitled to deduct the bonus advance against the amounts payable to him, but if his bonus performance is less than $150, the Company will not seek reimbursement from him for any shortfall. The Company is recognizing the bonus advance in the aggregate amount of $150 over the seven months from his start date, since this amount is in lieu of a performance bonus he would otherwise earn during that period. In addition, the Company’s executive vice president and chief financial officer received a stock option grant of 366,667 shares of common stock with an exercise price equal to the fair market value of our common stock at the time of grant and 133,334 shares of restricted stock at $0.001 per share. In the event his employment is terminated after a change of control or terminated without cause, or if he resigns for good reason, as all such terms are defined in the agreement, he will receive a lump sum payment equal to 12 months of his base salary, a lump sum payment of his bonus earned pursuant to the bonus plan in effect on the date of termination or resignation, the immediate vesting of all his options and restricted stock, the right to exercise his options for a period of 12 months following the date of termination or resignation, and reimbursement of COBRA premiums, less his normal monthly contribution, for up to 12 months if he elects to continue coverage. Any severance payments or accelerated vesting under the agreement is subject to the Company’s executive vice president and chief financial officer signing and not revoking a separation agreement and release of claims. The Company’s executive vice president and chief financial officer is also subject to non-solicitation and non-disparagement covenants during the term of his employment and for two years following termination of employment.

The Company’s senior vice president, sales and marketing, executed an offer letter in March 2004, which was amended in March 2006. The agreement has no specific term and constitutes at will employment. In addition, the Company’s senior vice president, sales and marketing, received a stock option grant of 250,000 shares of common stock with an exercise price equal to the fair market value of our stock at the time of grant. The 2006 amendment to the letter provides that if, prior to January 20, 2007, his employment terminated without cause, as defined in his senior executive stock option agreement, or if he is constructively terminated, as such term is defined in the amended letter defined, he will be entitled to receive a lump sum severance payment equal to 12 months of his base salary and acceleration of his unvested stock options in an amount equal to the greater of the number of shares that would have vested had his employment with the Company continued for an additional 12 months or 50% of the then-unvested options. In addition, the Company’s senior vice president’s, sales and marketing, vested option will remain exercisable through the later of three months and 15 days after his

F - 46	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

termination date or December 31 of the year in which his termination occurs. Any severance payments or accelerated vesting under the amendment to the letter is subject to the Company’s senior vice president, sales and marketing, signing and not revoking a standard release of claims.

At the date of modification, the Company determined that it is not probable that the Company’s senior vice president, sales and marketing will benefit from the modification to accelerate the vesting of his awards upon termination without cause, as his awards are expected to vest based on their original vesting terms. Thus, no incremental compensation cost is recognized for modification of the equity awards.

The Company’s chief operating officer executed an offer letter in May 2004, which was amended in March 2006. The agreement has no specific term and constitutes at will employment. In addition, he received a stock option grant of 366,667 shares of common stock with an exercise price equal to the fair market value of our common stock at the time of grant. The 2006 amendment to the letter provides that if, prior to January 20, 2007, his employment is terminated without cause, as defined in his senior executive stock option agreement, or if he is constructively terminated, as such term is defined in the letter, he will be entitled to receive a lump sum severance payment equal to 12 months of his base salary and acceleration of his unvested stock options in an amount equal to the greater of the number of shares that would have vested had his employment with the Company continued for an additional 12 months or 50% of the then-unvested options. In addition, the Company’s chief operating officer’s vested options will remain exercisable through the later of three months and 15 days after his termination date or December 31 of the year in which his termination occurs. Any severance payments or accelerated vesting under the amendment to the letter is subject to the Company’s chief operating officer signing and not revoking a standard release of claims.

At the date of modification, the Company determined that it is not probable that the Company’s chief operating officer will benefit from the modification to accelerate the vesting of his awards upon termination without cause, as his awards are expected to vest based on their original vesting terms. Thus, no incremental compensation cost is recognized for modification of the equity awards.

The Company entered into an employment agreement with the Company’s former senior vice president and chief financial officer in February 2006. His employment term ends on August 15, 2006, or such later time as may be mutually agreed to by the board of directors and our former senior vice president and chief financial officer. During the employment term, his outstanding equity awards vest in accordance with their current vesting schedules. In the event there is a change of control during his employment, as such term is defined in the agreement, his options will accelerate pursuant to the current terms and conditions of his stock option agreements. If the Company’s former senior vice president and chief financial officer employment terminates on the scheduled termination date, he will receive a lump sum payment equal to 12 months of his base salary, the pro-rated share of his annual bonus through such date, and 50% vesting acceleration of all of his unvested stock options. All of his vested options will be exercisable through the later of three months and 15 days after his termination date or December 31, 2006. In the event the Company’s former senior vice president and chief financial officer’s employment is terminated without cause or he resigns for good reason, as such terms are defined in the agreement, he will receive a lump sum payment equal to 12 months of his base salary, plus any additional salary he would have earned had his employment continued through August 15, 2006, the pro-rated share of his annual bonus through August 15, 2006, and acceleration of

F - 47	(Continued)

ALIEN TECHNOLOGY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of and for the six months ended March 31, 2005 and April 1, 2006 is unaudited)

(In thousands, except share and per share data)

his unvested stock options in an amount equal to what would have vested had his employment with the Company continued through August 15, 2006, plus 50% of all remaining unvested shares. In addition, all of his vested options will remain exercisable through December 31, 2006. Any severance payments or accelerated vesting under the agreement is subject to the Company’s former senior vice president and chief financial officer signing and not revoking a standard release of claims. The agreement also provides for a $75 bonus relating to the preparation of a registration statement on Form S-1 under the Securities Act.

Given that the remaining requisite service period for the Company’s former vice president and chief financial officer is through August 15, 2006, the Company is recognizing the lump sum severance benefit to be paid upon his termination as an expense on a straight-line basis over the period from the date of the agreement through August 15, 2006. In addition, the Company is recognizing stock-based compensation related to the fair value of the modified equity award, representing the 50% vesting acceleration of his estimated unvested options at August 15, 2006, as an expense on a straight-line basis over the period from the date of the agreement through August 15, 2006. The Company determined the fair value of these modified awards in accordance with SFAS No. 123R and reversed expense relating to the intrinsic value of the original award, since, at the date of modification, the original award is not expected to vest under the original service condition.

(e)	Related Party Transactions

In March 2006, the Company granted restricted stock to two directors. Each received a grant of 23,833 shares, at a purchase price of $0.001 per share. The restricted stock vests ratably on an annual basis over a three-year period. The total fair value of these awards was $586. A charge of $16 related to these awards was taken during the six months ended April 1, 2006.

(21)	Subsequent Events

On June 1, 2006, the Company filed suit against Intermec in the federal district court for the District of North Dakota seeking declaratory judgments that the Company does not infringe ten of Intermec’s patents relating to RFID products and processes and that those patents are invalid. Intermec had previously made public threats of intellectual property litigation against the Company and other companies who have not obtained licenses from Intermec to its RFID patent portfolio. The Company believes its products do not infringe any valid intellectual property rights of Intermec and has taken action to resolve this threat and seek ratification of the Company’s position from the district court. In response to this action, Intermec filed suit against the Company on June 29, 2006, in the federal district court for the District of Delaware asserting that the Company’s RFID products infringe ten of Intermec’s patents, six of which are also the subject of the Company’s suit for declaratory judgments against Intermec. Intermec is seeking injunctive relief precluding the Company from continuing to manufacture or sell Gen 2 RFID products or otherwise infringe their patents and is also seeking money damages, including treble damages and Intermec’s attorneys’ fees and costs in the event the Company is found to be a willful infringer of Intermec’s patents. Also, on June 29, 2006, Intermec filed a motion to dismiss the Company’s action for declaratory judgments in the federal district court for the District of North Dakota. No amount is accrued as of October 1, 2005 or April 1, 2006, as a loss is not considered probable or reasonably estimable.

F - 48

Enterprises adopt RFID technology

*to **improve** inventory management*
***reduce** operating costs*
***ensure** consumer safety*
***reduce** out-of-stocks*
*and **enhance** supply-chain security*

Defense

Retail & Manufacturing

Transportation

Healthcare

9,000,000 shares

Common Stock

PROSPECTUS

                        , 2006

Bear, Stearns & Co. Inc.

Cowen and Company

Thomas Weisel Partners LLC

Robert W. Baird & Co.

Advanced Equities, Inc.

Until                     , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

SEC registration fee	$13,290
Nasdaq National Market listing fee	125,000
NASD filing fee	14,300
Printing and engraving	200,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,150,000
Blue sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees	3,500
Director and officer insurance premiums	595,000
Miscellaneous	138,910

Total	$4,000,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities, or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, if such persons acted in good faith and in a manner such persons reasonably believed to be in or not such persons opposed to the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe such persons’ conduct was unlawful;

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant also maintains directors’ and officers’ insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since October 1, 2002, the registrant has issued the following unregistered securities (which figures reflect the one-for-three reverse stock split effective July 2006):

1.	Sales of Preferred Stock

•	In July 2003, the registrant issued and sold an aggregate of 8,246,527 shares of the registrant’s Series F preferred stock to a total of 37 accredited investors at $4.608 per share, for aggregate proceeds of $38,000,000.

•	In March 2004, the registrant issued and sold an aggregate of 1,999,999 shares of the registrant’s Series G preferred stock to a total of 10 accredited investors at $9.00 per share, for aggregate proceeds of $17,999,991.

•	In June 2004, the registrant issued and sold an aggregate of 26,343 shares of the registrant’s Series C preferred stock upon the exercise of warrants to a total of 4 accredited investors $4.65 per share for an aggregate consideration of $122,495.

•	In November 2004, the registrant issued and sold an aggregate of 1,999,998 shares of the registrant’s Series G preferred stock to a total of 15 accredited investors at $3.00 per share, for aggregate proceeds of $5,999,994.

•	In January 2005, the registrant issued and sold an aggregate of 1,000,000 shares of the registrant’s Series G preferred stock to a total of 10 accredited investors at $9.00 per share, for aggregate proceeds of $9,000,000.

•	In March 2005, the registrant issued and sold an aggregate of 10,000 shares of the registrant’s Series C preferred stock, 278,333 shares of the registrant’s Series D preferred stock, 23,333 shares of the registrant’s Series E preferred stock, 400,000 shares of the registrant’s Series F preferred stock and 50,000 shares of the registrant’s Series G preferred stock to a total of 5 accredited investors at $9.00 per share, for aggregate proceeds of $6,855,000.

•	In June 2005, the registrant issued and sold an aggregate of 4,443,133 shares of the registrant’s Series H preferred stock to a total of 23 accredited investors at $15.00 per share, for aggregate proceeds of $66,646,995.

•	In November 2005, the registrant issued and sold an aggregate of 382,148 shares of the registrant’s Series H preferred stock to a total of 2 accredited investors at $15.00 per share, for aggregate proceeds of $5,732,225.

•	In January 2006, the registrant issued and sold an aggregate of 4,610 shares of the registrant’s Series D preferred stock to 1 accredited investor at $6.99 per share, for aggregate proceeds of $32,226.

•	In April 2006, the registrant issued and sold an aggregate of 27,214 shares of the registrant’s Series E preferred stock upon the exercise of warrants to a total of 3 accredited investors at $4.608 per share, for aggregate proceeds of $125,402.

•	In May 2006, the registrant issued and sold an aggregate of 13,847 shares of the registrant’s Series E preferred stock upon the exercise of warrants to a total of 4 accredited investors at $4.608 per share, for aggregate proceeds of $68,834.

2.	Warrants

•	In December 2002, the registrant issued warrants to purchase an aggregate of 21,701 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $4.608 per share.

•	In July 2003, the registrant issued warrants to purchase an aggregate of 402,606 shares of the registrant’s preferred stock to a total of 12 accredited investors at exercise prices ranging from $4.608 to $9.216 per share.

•	In November 2003, the registrant issued warrants to purchase an aggregate of 54,253 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $4.608 per share.

•	In March 2004, the registrant issued warrants to purchase an aggregate of 94,444 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $9.00 per share.

•	In November 2004, the registrant issued warrants to purchase an aggregate of 31,917 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $9.00 per share.

•	In January 2005, the registrant issued warrants to purchase an aggregate of 40,777 shares of the registrant’s common stock to an accredited investor at an exercise price of $9.00 per share.

•	In March 2005, the registrant issued warrants to purchase an aggregate of 38,083 shares of the registrant’s common stock to an accredited investor at an exercise price of $9.00 per share.

•	In June 2005, the registrant issued warrants to purchase an aggregate of 150,064 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $15.00 per share.

•	In November 2005, the registrant issued warrants to purchase an aggregate of 10,801 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $15.00 per share.

3.	Options and Common Stock Issuances

From October 1, 2002 through July 10, 2006, the registrant issued and sold an aggregate of 1,573,686 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 1997 Stock Plan and 2001 Stock Option Plan at exercise prices ranging from $0.51 to $4.50 per share, for an aggregate consideration of $1,295,257.

In March 2006, the registrant issued and sold an aggregate of 211,000 shares of restricted stock to certain employees and directors under the registrant’s 1997 Stock Plan at a purchase price of $0.003 per share, for an aggregate consideration of $633.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to items (1) and (2) above, and Rule 701 thereunder, with respect to item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities pursuant to Items 1 and 2 above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1**	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2**	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1**	Form of registrant’s common stock certificate.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Indemnification Agreement entered into between the registrant and its directors and officers.
10.2	1997 Stock Plan, as amended.
10.3A**	Form of Stock Option Agreement under the 1997 Stock Plan.
10.3B**	Form of Senior Executive Stock Option Agreement under the 1997 Stock Plan.
10.4**	Form of Restricted Stock Purchase Agreement.
10.5**	2001 Stock Option Plan, as amended.
10.6**	Form of Stock Option Agreement under the 2001 Stock Option Plan.
10.7**	2006 Equity Incentive Plan.
10.8**	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.9**	2006 Employee Stock Purchase Plan.
10.10**	Form of Purchase Agreement under the 2006 Employee Stock Purchase Plan.
10.11**	Employment Agreement, dated February 27, 2006, between the registrant and Stavro E. Prodromou.
10.12**	Employment Offer Letter, dated March 22, 2004, between the registrant and Keith McDonald, as amended March 24, 2006.
10.13**	Employment Offer Letter, dated May 24, 2004, between the registrant and John Payne, as amended March 24, 2006.
10.14**	Employment Agreement, dated February 13, 2006, between the registrant and Ronald Shelton.
10.15**	Employment Agreement, dated February 22, 2006, between the registrant and Robert K. Eulau.
10.16**	Director Offer Letter, dated November 24, 2004, as amended May 20, 2005, between the registrant and C. Scott Hartz.
10.17**	Director Offer Letter, dated August 22, 2005, between the registrant and Bob L. Martin.

Exhibit Number	Description
10.18**	Director Offer Letter, dated May 19, 2005, between the registrant and Stanley J. Meresman.
10.19**	Director Offer Letter, dated January 18, 2006, between the registrant and General John W. Handy.
10.20**	Director Offer Letter, dated March 1, 2006, between the registrant and Duane E. Zitzner.
10.21**	Lease Agreement between the registrant and Millat Investments Ltd., dated March 8, 2005.
10.22**	Lease Agreement between the registrant and BC Investments & Leasing, Inc. dated April 12, 2004, as amended November 11, 2004.
10.22A**	Second Amendment to Lease Agreement by and between the registrant and BC Investments & Leasing, Inc., dated November 17, 2005.
10.23**	Ground Lease between NDSU Research & Technology Park, Inc. and Renaissance Development, LLC, dated February 7, 2005.
10.23A	Lease Agreement by and between Renaissance Development, LLC, and the registrant, dated December 15, 2004.
10.24**	Option Agreement between the registrant and NDSU Research & Technology Park, Inc., dated October 3, 2003.
10.25**	Amended and Restated Option Agreement by and between the registrant and NDSU Research and Technology Park, Inc., dated June 27, 2005.
10.26**	Single-Tenant Lease between the registrant and Morgan Hill Development Partners, L.P., dated October 3, 2000, as amended.
10.27**†	Exclusive License for Fluidic Self Assembly of Microstructures between the registrant and the Regents of the University of California, dated July 1, 1999.
10.28**†	License Agreement by and between WaveID, Inc. and Battelle Memorial Institute, effective July 9, 2001, as amended by the Amending Agreement by and between WaveID, Inc. and Battelle Memorial Institute, dated October 19, 2001.
10.29**†	Technology Transfer License Agreement by and between the registrant and North Dakota State University, dated June 20, 2002.
10.30**†	Alliance Agreement and Joint Development Agreement by and between the Registrant and STMicroelectronics NV dated June 16, 2003, and Exclusive Supply Agreement for Wafers, dated August 29, 2003.
10.31**†	IC Technology Development Agreement between the registrant and Tower Semiconductor, dated May 27, 2005, Statement of Work dated January 9, 2006 and Purchase Order to Tower Semiconductor dated January 10, 2006.
10.32**†	Memorandum of Understanding by and between the registrant and Solectron Corporation, dated February 14, 2006, and Purchase Order dated February 14, 2006.
10.32A**	Amendment 1 to Memorandum of Understanding by and between the registrant and Solectron Corporation, dated March 20, 2006.
10.33**†	Master Sales Agreement by and between the registrant and The Gillette Company, dated December 16, 2002, as amended by the Amendment to the Master Sales Agreement dated June 23, 2003.
10.34**†	Purchase Order to Toray International, dated July 13, 2004, and Purchase Specification dated July 12, 2004.
10.35**†	Purchase Order to Toray International, dated February 16, 2006, and Purchase Specification dated February 23, 2006.
10.36†	Agreement between the registrant and Impinj, Inc., dated June 10, 2005, as amended by the First Amendment to Agreement dated September 29, 2005.
10.37**†	Master License Agreement between the registrant and Virage Logic, Inc., dated September 24, 2004, and Program Schedule dated September 24, 2004, as amended November 29, 2004.
10.38**	Ninth Amended and Restated Registration Rights Agreement, dated June 9, 2006.
10.39**	Amended and Restated Equipment Loan and Security Agreement No. 24-01110 by and between the registrant and Heller Financial Leasing, Inc., dated November 12, 2003.

Exhibit Number	Description
10.40**	Promissory Note between the registrant and Wells Fargo Bank, National Association, dated March 21, 2005.
10.41**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated May 16, 2003.
10.42**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated February 12, 2004.
10.43**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated February 28, 2005.
10.44**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated March 28, 2005.
10.45**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated effective as of June 24, 2005.
10.46**	License Agreement by and between the registrant and Business Exchange Centre, dated April 24, 2006.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.3**	Consent of Financial Strategies Consulting Group, LLC.
24.1**	Power of Attorney.

**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b)  Financial Statement Schedules

The financial statement schedules have been omitted because they are inapplicable or not required or because the information is included elsewhere in the registrant’s consolidated financial statements and the related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purposes of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Morgan Hill, State of California, on this 12th day of July 2006.

ALIEN TECHNOLOGY CORPORATION

By:	/S/ STAVRO E. PRODROMOU
Stavro E. Prodromou
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ STAVRO E. PRODROMOU Stavro E. Prodromou	President, Chief Executive Officer and Director (Principal Executive Officer)	July 12, 2006

/S/ ROBERT K. EULAU Robert K. Eulau	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	July 12, 2006

* Thomas R. Baruch	Chairman of the Board	July 12, 2006

* General John W. Handy (USAF Ret.)	Director	July 12, 2006

* C. Scott Hartz	Director	July 12, 2006

* Bob L. Martin	Director	July 12, 2006

* Stanley J. Meresman	Director	July 12, 2006

* Benjamin Terk	Director	July 12, 2006

* Duane E. Zitzner	Director	July 12, 2006

*By:	/S/ STAVRO E. PRODROMOU
Stavro E. Prodromou Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1**	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2**	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1**	Form of registrant’s common stock certificate.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Indemnification Agreement entered into between the registrant and its directors and officers.
10.2	1997 Stock Plan, as amended.
10.3A**	Form of Stock Option Agreement under the 1997 Stock Plan.
10.3B**	Form of Senior Executive Stock Option Agreement under the 1997 Stock Plan.
10.4**	Form of Restricted Stock Purchase Agreement.
10.5**	2001 Stock Option Plan, as amended.
10.6**	Form of Stock Option Agreement under the 2001 Stock Option Plan.
10.7**	2006 Equity Incentive Plan.
10.8**	Form of Stock Option Agreement under the 2006 Equity Incentive Plan.
10.9**	2006 Employee Stock Purchase Plan.
10.10**	Form of Purchase Agreement under the 2006 Employee Stock Purchase Plan.
10.11**	Employment Agreement, dated February 27, 2006, between the registrant and Stavro E. Prodromou.
10.12**	Employment Offer Letter, dated March 22, 2004, between the registrant and Keith McDonald, as amended March 24, 2006.
10.13**	Employment Offer Letter, dated May 24, 2004, between the registrant and John Payne, as amended March 24, 2006.
10.14**	Employment Agreement, dated February 13, 2006, between the registrant and Ronald Shelton.
10.15**	Employment Agreement, dated February 22, 2006, between the registrant and Robert K. Eulau.
10.16**	Director Offer Letter, dated November 24, 2004, as amended May 20, 2005, between the registrant and C. Scott Hartz.
10.17**	Director Offer Letter, dated August 22, 2005, between the registrant and Bob L. Martin.
10.18**	Director Offer Letter, dated May 19, 2005, between the registrant and Stanley J. Meresman.
10.19**	Director Offer Letter, dated January 18, 2006, between the registrant and General John W. Handy.
10.20**	Director Offer Letter, dated March 1, 2006, between the registrant and Duane E. Zitzner.
10.21**	Lease Agreement between the registrant and Millat Investments Ltd., dated March 8, 2005.
10.22**	Lease Agreement between the registrant and BC Investments & Leasing, Inc. dated April 12, 2004, as amended November 11, 2004.
10.22A**	Second Amendment to Lease Agreement by and between the registrant and BC Investments & Leasing, Inc., dated November 17, 2005.
10.23**	Ground Lease between NDSU Research & Technology Park, Inc. and Renaissance Development, LLC, dated February 7, 2005.
10.23A	Lease Agreement by and between Renaissance Development, LLC, and the registrant, dated December 15, 2004.
10.24**	Option Agreement between the registrant and NDSU Research & Technology Park, Inc., dated October 3, 2003.
10.25**	Amended and Restated Option Agreement by and between the registrant and NDSU Research and Technology Park, Inc., dated June 27, 2005.
10.26**	Single-Tenant Lease between the registrant and Morgan Hill Development Partners, L.P., dated October 3, 2000, as amended.
10.27**†	Exclusive License for Fluidic Self Assembly of Microstructures between the registrant and the Regents of the University of California, dated July 1, 1999.

Exhibit Number	Description
10.28**†	License Agreement by and between WaveID, Inc. and Battelle Memorial Institute, effective July 9, 2001, as amended by the Amending Agreement by and between WaveID, Inc. and Battelle Memorial Institute, dated October 19, 2001.
10.29**†	Technology Transfer License Agreement by and between the registrant and North Dakota State University, dated June 20, 2002.
10.30**†	Alliance Agreement and Joint Development Agreement by and between the Registrant and STMicroelectronics NV dated June 16, 2003, and Exclusive Supply Agreement for Wafers, dated August 29, 2003.
10.31**†	IC Technology Development Agreement between the registrant and Tower Semiconductor, dated May 27, 2005, Statement of Work dated January 9, 2006 and Purchase Order to Tower Semiconductor dated January 10, 2006.
10.32**†	Memorandum of Understanding by and between the registrant and Solectron Corporation, dated February 14, 2006, and Purchase Order dated February 14, 2006.
10.32A**	Amendment 1 to Memorandum of Understanding by and between the registrant and Solectron Corporation, dated March 20, 2006.
10.33**†	Master Sales Agreement by and between the registrant and The Gillette Company, dated December 16, 2002, as amended by the Amendment to the Master Sales Agreement dated June 23, 2003.
10.34**†	Purchase Order to Toray International, dated July 13, 2004, and Purchase Specification dated July 12, 2004.
10.35**†	Purchase Order to Toray International, dated February 16, 2006, and Purchase Specification dated February 23, 2006.
10.36†	Agreement between the registrant and Impinj, Inc., dated June 10, 2005, as amended by the First Amendment to Agreement dated September 29, 2005.
10.37**†	Master License Agreement between the registrant and Virage Logic, Inc., dated September 24, 2004, and Program Schedule dated September 24, 2004, as amended November 29, 2004.
10.38**	Ninth Amended and Restated Registration Rights Agreement, dated June 9, 2006.
10.39**	Amended and Restated Equipment Loan and Security Agreement No. 24-01110 by and between the registrant and Heller Financial Leasing, Inc., dated November 12, 2003.
10.40**	Promissory Note between the registrant and Wells Fargo Bank, National Association, dated March 21, 2005.
10.41**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated May 16, 2003.
10.42**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated February 12, 2004.
10.43**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated February 28, 2005.
10.44**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated March 28, 2005.
10.45**	Placement Agent Agreement by and between the registrant and Advanced Equities, Inc., dated effective as of June 24, 2005.
10.46**	License Agreement by and between the registrant and Business Exchange Centre, dated April 24, 2006.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.3**	Consent of Financial Strategies Consulting Group, LLC.
24.1**	Power of Attorney.

**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.